L'OREAL

L'OREAL
International Financial Information Department

20th April, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

- One copy of the announcement in the BALO of 4th April, 2007.
- The notice to attend the 2007 Annual General Meeting.

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

CONVOCATIONS

ASSEMBLÉES D'ACTIONNAIRES ET DE PORTEURS DE PARTS

L'OREAL

Société anonyme au capital de 125 225 382 euros
Siège social : 14, rue Royale, 75 008 Paris
Siège administratif : 41, rue Martre, 92 117 Clichy
632 012 100 R.C.S Paris.

Avis de convocation de l'Assemblée générale mixte des actionnaires

Mmes et MM. les actionnaires de L'Oréal sont convoqués en assemblée générale mixte au Carrousel du Louvre au 99, rue de Rivoli, 75001 Paris, le mardi 24 avril 2007 à 10h00, à l'effet de délibérer sur l'ordre du jour suivant :

Ordre du jour.

A caractère ordinaire.

— Approbation des comptes sociaux de l'exercice 2006 ;
— Approbation des comptes consolidés de l'exercice 2006 ;
— Affectation des bénéfices de l'exercice 2006 et fixation du dividende ;
— Conventions et engagements réglementés ;
— Renouvellement du mandat d'administrateur de Madame Liliane Bettencourt ;
— Nomination de Madame Annette Roux en qualité d'administrateur ;
— Autorisation de rachat par la société de ses propres actions.

A caractère extraordinaire.

— Délégation de compétence consentie au conseil d'administration en vue d'augmenter le capital soit par émission d'actions ordinaires avec maintien du droit préférentiel de souscription, soit par incorporation de primes, de réserves, bénéfices ou autres ;
— Autorisation donnée au conseil d'administration de consentir des options d'achat et / ou de souscription d'actions de la société L'Oréal ;
— Autorisation donnée au conseil d'administration de procéder à l'attribution gratuite d'actions existantes et / ou à émettre ;
— Délégation de compétence accordée au conseil d'administration en vue de permettre la réalisation d'une augmentation de capital réservée aux salariés ;
— Modification des statuts ;
— Pouvoirs pour formalités.

L'avis de réunion comportant le texte du projet des résolutions soumis à cette assemblée a été publié au *Bulletin des Annonces Légales Obligatoires* du 16 mars 2007.

Tout actionnaire, quel que soit le nombre d'actions qu'il possède, peut prendre part à l'assemblée.
Pour avoir le droit d'assister ou de se faire représenter à l'assemblée, les actionnaires devront justifier de cette qualité par l'enregistrement comptable de leurs titres à leur nom (ou à celui de l'intermédiaire inscrit pour leur compte s'ils n'ont pas leur domicile sur le territoire français) au troisième jour ouvré précédant l'assemblée générale à zéro heure (heure de Paris), soit le mercredi 18 avril 2007 à minuit :

— dans les comptes de titres nominatifs tenus pour la société par son mandataire BNP Paribas Securities Services ; ou

— dans les comptes de titres au porteur tenus par l'intermédiaire financier chez lequel leurs titres sont inscrits en compte.

Si vous souhaitez assister à l'assemblée générale de L'Oréal. - Pour faciliter l'accès de l'actionnaire à l'assemblée générale, il lui est recommandé de se munir, préalablement à la réunion, d'une carte d'admission qu'il pourra obtenir de la manière suivante :

— l'actionnaire au nominatif devra adresser sa demande à BNP Paribas Securities Services à l'adresse mentionnée ci-dessous ;

Service Actionnaires de L'Oréal - BNP Paribas Securities Services – G.C.T. Emetteurs – Assemblées, Immeuble Tolbiac, 75450 Paris cedex 09.

— l'actionnaire au porteur devra demander à son intermédiaire financier une attestation justifiant de sa qualité d'actionnaire à la date de la demande. L'intermédiaire se chargera alors de transmettre cette attestation à BNP Paribas Securities Services qui fera parvenir à l'actionnaire une carte d'admission. Une attestation de participation est délivrée à l'actionnaire souhaitant participer physiquement à l'assemblée et qui n'a pas reçu sa carte d'admission avant l'assemblée générale.
Le jour de l'assemblée, tout actionnaire devra justifier de sa qualité et de son identité lors des formalités d'enregistrement.

Si vous ne pouvez pas assister à l'assemblée générale de L'Oréal. - L'actionnaire ne pouvant être présent à l'assemblée générale peut exprimer son vote soit en se faisant représenter par un autre actionnaire ou son conjoint, soit en votant par correspondance, soit enfin en donnant pouvoir au président.
Toute demande de formulaire de vote par correspondance ou par procuration devra, pour être honorée, avoir été reçue à service actionnaires de L'Oréal - BNP Paribas Securities Services – G.C.T. Emetteurs – Assemblées - Immeuble Tolbiac, 75450 Paris cedex 09, ou au siège administratif de L'Oréal – Direction de l'information financière internationale - 41 rue Martre - 92117 Clichy Cedex, six jours au moins avant la date de l'assemblée.

Ce formulaire dûment rempli devra parvenir à BNP Paribas Securities Services ou à L'Oréal, au moins trois jours avant la date de l'assemblée. L'attestation de participation ainsi que le formulaire de vote par correspondance ou par procuration des actionnaires au porteur devront être adressés par les intermédiaires aux sièges, succursales et agences des établissements suivants :

— Service actionnaires de L'Oréal - BNP Paribas Securities Services – G.C.T. Emetteurs – Assemblées - Immeuble Tolbiac, 75450 Paris cedex 09
— Société Générale - 29 boulevard Haussmann - 75009 Paris
— Crédit Agricole S.A. - 91-93 boulevard Pasteur - 75015 Paris

. Il est précisé que :

— Tout actionnaire ayant déjà exprimé son vote, demandé sa carte d'admission ou sollicité une attestation de participation (article 136 du décret du 23 mars 1967 modifié par le décret du 11 décembre 2006) :
- ne peut plus choisir un autre mode de participation,
- a la possibilité de céder tout ou partie de ses actions. Cependant si la cession intervient avant mercredi 18 avril 2007 à minuit, heure de Paris, la société invalide ou modifie en conséquence, selon le cas, le vote exprimé à distance, le pouvoir, la carte d'admission ou l'attestation de participation. A cette fin, l'intermédiaire habilité teneur de compte notifie la cession à la société ou à son mandataire et lui transmet les informations nécessaires. Aucune cession ni aucune opération réalisée après le mercredi 18 avril 2007 à minuit, heure de Paris, quel que soit le moyen utilisé, n'est notifiée par l'intermédiaire habilité ou prise en considération par la société, nonobstant toute convention contraire.

— Aucun site visé à l'article 119 du décret du 23 mars 1967 modifié ne sera aménagé aux fins de participation et de vote par visioconférence ou par moyen de télécommunication, ces modalités n'ayant pas été retenues pour la réunion de l'assemblée générale.

0703629

L'OREAL

L'OREAL
International Financial Information Department

20th April, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

- One copy of the announcement in the BALO of 16th March, 2007.

- New Release: Annual Shareholders' Meeting.

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

CONVOCATIONS

ASSEMBLÉES D'ACTIONNAIRES ET DE PORTEURS DE PARTS

L'ORÉAL

Société anonyme au capital de 125 225 382 €.
Siège social : 14 rue Royale, 75008 Paris.
632 012 100 R.C.S.Paris.

Avis de réunion

Mmes et MM. les actionnaires de L'Oréal sont informés que l'assemblée générale mixte doit être réunie prochainement à l'effet de délibérer sur l'ordre du jour et de statuer sur le projet de résolutions suivants :

Ordre du jour
A caractère ordinaire

— Approbation des comptes sociaux de l'exercice 2006 ;
— Approbation des comptes consolidés de l'exercice 2006 ;
— Affectation des bénéfices de l'exercice 2006 et fixation du dividende ;
— Conventions et engagements réglementés ;
— Renouvellement du mandat d'administrateur de Madame Liliane Bettencourt ;
— Nomination de Madame Annette Roux en qualité d'administrateur ;
— Autorisation de rachat par la société de ses propres actions ;

A caractère extraordinaire

— Délégation de compétence consentie au conseil d'administration en vue d'augmenter le capital soit par émission d'actions ordinaires avec maintien du droit préférentiel de souscription, soit par incorporation de primes, de réserves, bénéfices ou autres ;
— Autorisation donnée au conseil d'administration de consentir des options d'achat et / ou de souscription d'actions de la société L'Oréal ;
— Autorisation donnée au conseil d'administration de procéder à l'attribution gratuite d'actions existantes et / ou à émettre ;
— Délégation de compétence accordée au conseil d'administration en vue de permettre la réalisation d'une augmentation de capital réservée aux salariés ;
— Modification des statuts ;
— Pouvoirs pour formalités.

Projet de résolutions

Partie ordinaire

Première résolution *(Approbation des comptes sociaux de l'exercice 2006)*. - L'assemblée générale, connaissance prise des rapports du conseil d'administration et des commissaires aux comptes, approuve le rapport du conseil d'administration ainsi que les comptes sociaux annuels de l'exercice 2006 faisant ressortir un bénéfice net de 1 690 255 720,74 euros, contre 1 589 592 354,89 euros au titre de l'exercice 2005.

Deuxième résolution *(Approbation des comptes consolidés de l'exercice 2006)*. - L'assemblée générale, connaissance prise des rapports du conseil d'administration et des commissaires aux comptes, approuve les comptes consolidés de l'exercice 2006.

Troisième résolution *(Affectation des bénéfices de l'exercice 2006 et fixation du dividende)*. - L'assemblée générale, sur la proposition du conseil d'administration, décide d'affecter comme suit le bénéfice de l'exercice 2006 s'élevant à 1 690 255 720,74 euros :

Aucune dotation à la réserve légale, celle-ci s'élevant déjà à plus du dixième du capital social	-
Un montant de sera attribué aux actionnaires à titre de dividende (1)	738 829 753,80 €
Le solde soit sera affecté au compte "Autres réserves" (2)	951 425 966,94 €

(1) en ce compris un premier dividende égal à 5 % des sommes dont les titres sont libérés, soit la totalité du capital.
(2) ce montant tient compte du nombre d'actions composant le capital au 14 février 2007 et sera ajusté en fonction du nombre d'actions émises suite à des levées d'options de souscription ayant droit au dividende de l'exercice 2006, à la date de paiement de ce dividende.

L'assemblée fixe en conséquence le dividende pour cet exercice à 1,18 euro net par action.

L'assemblée générale décide que ce dividende sera mis en paiement le 3 mai 2007.

La part du bénéfice distribuable correspondant aux actions auto détenues sera affectée à la « réserve ordinaire ».

Conformément à l'article 243 *bis* du Code général des impôts, le dividende distribué aux personnes physiques fiscalement domiciliées en France est intégralement éligible à l'abattement de 40% prévu à l'article 158-3 2 °du Code général des impôts.

Le dividende net (3) par action au titre des trois exercices précédents a été le suivant :

2003	2004	2005
0,73 €	0,82 €	1,00 €

(3) Pour certains contribuables, le dividende ouvrait droit à un avoir fiscal égal à 50 % du dividende pour les distributions intervenues au titre de l'exercice 2003.

***Quatrième résolution** (Conventions et engagements réglementés).* - L'assemblée générale, connaissance prise du rapport spécial des commissaires aux comptes prévu à l'article L.225-40 du Code de commerce, approuve l'engagement présenté dans ce rapport.

***Cinquième résolution** (Renouvellement du mandat d'administrateur de Madame Liliane Bettencourt).* - L'assemblée générale renouvelle, pour la durée statutaire de quatre ans, le mandat d'administrateur de Madame Liliane Bettencourt.
Ce mandat prendra fin à l'issue de l'assemblée générale ordinaire à tenir en 2011 et appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2010.

***Sixième résolution** (Nomination de Madame Annette Roux en qualité d'administrateur).* - L'assemblée générale décide de nommer Madame Annette Roux, en qualité d'administrateur, pour la durée statutaire de quatre ans qui expirera lors de l'assemblée générale ordinaire à tenir en 2011 et appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2010.

***Septième résolution** (Autorisation de rachat par la société de ses propres actions).* - L'assemblée générale, connaissance prise des rapports du conseil d'administration, autorise le conseil d'administration, avec faculté de délégation, à opérer en Bourse ou autrement sur les actions de la société, conformément aux articles L.225-209 et suivants du Code de commerce et dans les conditions suivantes :
— le prix d'achat par action ne pourra pas être supérieur à 120 euros ;
— le nombre d'actions que la société pourra acquérir ne pourra excéder 10 % du nombre de titres composant le capital de la société au 14 février 2007, soit 62 612 691 actions pour un montant maximal de 7,5 milliards d'euros, étant entendu que la société ne pourra à aucun moment détenir plus de 10 % de son propre capital.

En cas d'opérations sur le capital de la société, les montants indiqués précédemment seront ajustés en fonction des caractéristiques de l'opération.

La société pourra acheter ses propres actions en vue de :
— leur annulation à des fins d'optimisation de ses fonds propres et du résultat net par action par voie de réduction de capital, en application de l'autorisation donnée par l'assemblée générale extraordinaire du 22 mai 2003 pour une durée de 5 ans ;
— leur attribution aux salariés et mandataires sociaux de la société et des sociétés liées, dans les conditions et selon les modalités prévues par la loi, notamment dans le cadre de la participation aux fruits de l'expansion de l'entreprise, d'options d'achat d'actions, d'attributions gratuites d'actions ou de plan d'épargne d'entreprise ;
— l'animation du marché dans le cadre d'un contrat de liquidité conclu avec un prestataire de service d'investissement ;
— leur conservation et remise ultérieure en paiement dans le cadre d'opérations financières de croissance externe ;

Les opérations d'achat, de cession, d'échange ou de transfert réalisées dans le cadre de la présente autorisation pourront être effectuées par tous moyens, sur le marché ou hors marché et, notamment, en tout ou partie par transactions sur blocs de titres ou utilisation d'instruments dérivés, conformément à la réglementation applicable.

L'assemblée générale fixe à 18 mois à compter de la présente assemblée la durée de cette autorisation qui annulera pour la période non écoulée, à compter de la date de mise en oeuvre par le conseil d'administration, l'autorisation donnée par l'assemblée générale du 25 avril 2006.

L'assemblée générale confère tous pouvoirs au conseil d'administration, avec faculté de délégation, pour passer tous ordres de bourse, conclure tous accords, établir tous documents, notamment d'information, effectuer toutes formalités et toutes déclarations auprès de tous organismes et d'une manière générale, faire tout ce qui est nécessaire pour la mise en oeuvre de la présente résolution.

Partie extraordinaire

***Huitième résolution** (Délégation de compétence consentie au conseil d'administration en vue d'augmenter le capital soit par émission d'actions ordinaires avec maintien du droit préférentiel de souscription, soit par incorporation de primes, réserves, bénéfices ou autres).* - L'assemblée générale, connaissance prise du rapport du conseil d'administration et conformément aux dispositions de l'article L.225-129-2 du code de commerce :

1. Délègue au conseil d'administration la compétence de décider une ou plusieurs augmentations du capital :

a. par l'émission d'actions ordinaires de la société,
b. et/ou par incorporation au capital de primes, réserves, bénéfices ou autres dont la capitalisation sera légalement et statutairement possible sous forme d'attributions d'actions gratuites ou d'élévation de la valeur nominale des actions existantes.
La délégation ainsi conférée au conseil d'administration est valable pour une durée de 26 mois à compter de la présente assemblée ;

2. Décide que le montant total des augmentations de capital susceptibles d'être ainsi réalisées immédiatement et/ou à terme ne pourra pas avoir pour effet de porter le capital social qui est actuellement de 125 225 382 euros à un montant supérieur à 185 000 000 euros, soit à titre indicatif une augmentation maximum de 47,7 % par rapport au capital actuel ;

3. En cas d'usage par le conseil d'administration de la présente délégation dans le cadre des émissions visées au 1.a décide que :
a. les actionnaires ont, proportionnellement au montant de leurs actions, un droit préférentiel de souscription aux actions émises en vertu de la présente résolution,
b. le nombre de titres à émettre pourra être augmenté dans les trente jours de la clôture de la souscription dans la limite de 15 % de l'émission initiale et au même prix que celui retenu pour l'émission initiale, lorsque le conseil d'administration constate une demande excédentaire,
c. si les souscriptions à titre irréductible et, le cas échéant, à titre réductible, n'ont pas absorbé la totalité d'une émission d'actions ou de valeurs mobilières telles que définies ci-dessus, le conseil pourra offrir au public tout ou partie des titres non souscrits ;

4. En cas d'usage par le conseil d'administration de la présente délégation dans le cadre des incorporations de primes, réserves, bénéfices ou autres visées au 1.b, décide, le cas échéant, conformément aux dispositions de l'article L.225-130 du Code de commerce, que les droits formant rompus ne seront pas négociables et que les titres correspondants seront vendus ; les sommes provenant de la vente seront allouées aux titulaires des droits au plus tard trente jours après la date d'inscription à leur compte du nombre entier de titres attribués ;

5. Prend acte que la présente délégation prive d'effet toute délégation antérieure ayant le même objet.

Neuvième résolution *(Autorisation donnée au conseil d'administration de consentir des options d'achat et/ou de souscription d'actions de la société L'Oréal)*. - L'assemblée générale, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes :

— autorise le conseil d'administration à consentir, des options d'achat d'actions existantes et/ou des options de souscription d'actions nouvelles de la société L'Oréal, au bénéfice de membres du personnel salarié ou de mandataires sociaux tant de la société L'Oréal que des sociétés ou groupement d'intérêt économique qui lui sont liés directement ou indirectement dans les conditions de l'article L.225-180 du Code de commerce ;

— fixe à 26 mois à compter de la présente assemblée, la durée de validité de la présente autorisation qui pourra être utilisée en une ou plusieurs fois ;

— décide que le nombre total des options qui seront ainsi consenties par le conseil d'administration ne pourra donner droit à souscrire ou acheter un nombre total d'actions représentant plus de 2% du capital social au jour de la décision du conseil d'administration ;

— décide que :

> le prix d'achat des actions par les bénéficiaires sera fixé par le conseil d'administration, sans décote, le jour où les options seront consenties ; ce prix ne pourra être inférieur ni à la moyenne des premiers cours constatés aux vingt séances de Bourse précédant le jour où les options seront consenties, ni au cours moyen d'achat des actions détenues par la société au titre des articles L.225-208 et L.225-209 du Code de commerce,
> le prix de souscription des actions par les bénéficiaires sera fixé par le conseil d'administration, sans décote, le jour où les options seront consenties ; ce prix ne pourra être inférieur à la moyenne des premiers cours constatés aux vingt séances de Bourse précédant le jour où les options seront consenties ;

— décide que les options devront être levées dans un délai maximum de dix ans à compter de la date à laquelle elles auront été consenties ;

— décide que si la société réalise, après l'attribution des options, des opérations financières notamment sur le capital, le conseil d'administration prendra les mesures nécessaires à la protection des intérêts des bénéficiaires des options dans les conditions légales et règlementaires ;

— prend acte de ce que la présente autorisation comporte, au profit des bénéficiaires d'options de souscription d'actions, renonciation expresse des actionnaires à leur droit préférentiel de souscription aux actions qui seront émises au fur et à mesure des levées d'options ;

— délègue tous pouvoirs au conseil d'administration, avec faculté de sous déléguer au directeur général, pour fixer les autres conditions et modalités de l'attribution des options et de leur levée, et notamment pour :

> prévoir la faculté de suspendre temporairement les levées d'options, en cas de réalisation d'opérations financières ou sur titres,
> imputer, s'il le juge opportun, les frais des augmentations de capital social sur le montant des primes afférentes à ces augmentations et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation ;

— délègue tous pouvoirs au conseil d'administration pour mettre en oeuvre la présente autorisation, avec faculté de subdélégation dans les conditions légales et règlementaires, et notamment pour constater les augmentations du capital social résultant des levées d'options, procéder aux modifications corrélatives des statuts, accomplir ou faire accomplir tous actes et formalités et généralement faire tout ce qui sera nécessaire ;

— prend acte que la présente autorisation prive d'effet, à compter de ce jour, à hauteur, le cas échéant, de la partie non utilisée, toute autorisation ayant le même objet.

Dixième résolution *(Autorisation donnée au conseil d'administration de procéder à l'attribution gratuite d'actions existantes et/ou à émettre)*. - L'assemblée générale extraordinaire, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes, conformément aux articles L.225-197-1 et suivants du Code de commerce :
— autorise le conseil d'administration à procéder, en une ou plusieurs fois, au profit des membres du personnel salarié de la société ou des sociétés liées au sens de l'article L.225-197-2 du Code de commerce ou de certaines catégories d'entre eux, à des attributions gratuites d'actions existantes ou à émettre de la société L'Oréal ;
— fixe à 26 mois à compter de la présente Assemblée, la durée de validité de la présente autorisation qui pourra être utilisée en une ou plusieurs fois ;
— décide que le conseil d'administration déterminera l'identité des bénéficiaires des attributions ainsi que les conditions et, le cas échéant, les critères d'attribution des actions ;
— décide que le nombre d'actions ainsi attribuées gratuitement ne pourra représenter plus de 0,2% du capital social au jour de la décision du conseil d'administration ;
— décide que l'attribution dédites actions à leurs bénéficiaires deviendra définitive :

> soit, pour tout ou partie des actions attribuées, au terme d'une période d'acquisition minimale de quatre ans, et dans ce cas sans période de conservation minimale,

> ou, au terme d'une période d'acquisition minimale de deux ans, étant précisé que les bénéficiaires devront alors conserver lesdites actions pendant une durée minimale de deux ans à compter de leur attribution définitive ;

— décide que l'attribution desdites actions à leurs bénéficiaires deviendra définitive avant l'expiration des périodes d'acquisition susvisées en cas d'invalidité du bénéficiaire correspondant au classement dans la deuxième ou troisième catégorie prévue à l'article L. 341-1 du Code de la sécurité sociale et que lesdites actions seront librement cessibles en cas d'invalidité du bénéficiaire correspondant au classement dans les catégories précitées du Code de la sécurité sociale ;

— autorise le conseil d'administration à procéder, le cas échéant, pendant la période d'acquisition, aux ajustements du nombre d'actions liés aux éventuelles opérations sur le capital de la société de manière à préserver les droits des bénéficiaires ;

— prend acte que la présente autorisation emporte de plein droit, au profit des bénéficiaires d'actions attribuées gratuitement, renonciation des actionnaires à leur droit préférentiel de souscription en cas d'émission d'actions nouvelles ;

— délègue tous pouvoirs au conseil, avec faculté de délégation dans les limites légales, pour mettre en oeuvre la présente autorisation, étant rappelé que le conseil d'administration pourra prévoir des durées de période d'acquisition et de conservation supérieures aux durées minimales fixées ci-dessus.

Onzième résolution *(Délégation de compétence consentie au conseil d'administration en vue de permettre la réalisation d'une augmentation de capital réservée aux salariés)*.— L'assemblée générale, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes, et statuant dans le cadre des dispositions des articles L.225-129-2, L.225-129-6 et L.225-138 du Code de commerce et des articles L.443-1 et suivants du Code du travail :

— délègue au conseil d'administration la compétence de décider de procéder en une ou plusieurs fois, sur ses seules délibérations, dans les proportions et aux époques qu'il appréciera, à l'émission d'actions réservées aux salariés (ou anciens salariés) de la société ou des sociétés qui lui sont liées au sens des dispositions de l'article L.225-180 du Code de commerce qui sont adhérents à un plan d'épargne d'entreprise ainsi qu'à tous fonds communs de placement par l'intermédiaire desquels les titres ainsi émis seraient souscrits par eux ;

— décide de supprimer le droit préférentiel de souscription des actionnaires aux actions émises en vertu de la présente autorisation, au profit des salariés (ou anciens salariés) de la société ou des sociétés qui lui sont liées au sens des dispositions de l'article L.225-180 du Code de commerce qui sont adhérents à un plan d'épargne d'entreprise ainsi qu'à tous fonds communs de placement par l'intermédiaires desquels les titres ainsi émis seraient souscrits par eux ;

— fixe à 26 mois, à compter du jour de la présente assemblée générale, la durée de validité de la présente délégation et prend acte que cette délégation prive d'effet toute délégation antérieure ayant le même objet ;

— décide de fixer à 1 % du capital social existant à la date de la présente assemblée, l'augmentation de capital qui pourrait être ainsi réalisée, soit une augmentation de capital social d'un montant nominal maximal de 1 252 253 euros par l'émission de 6 261 269 actions nouvelles ;

— décide que le prix des actions souscrites par les bénéficiaires visés ci-dessus, en application de la présente délégation, sera fixé conformément aux dispositions de l'article L. 443-5 du Code du travail ;

— décide que le conseil d'administration aura tous pouvoirs pour mettre en oeuvre la présente délégation dans les limites et sous les conditions précisées ci-dessus à l'effet de notamment :

> fixer les conditions que devront remplir les salariés (ou anciens salariés) pour pouvoir souscrire, individuellement ou par l'intermédiaire d'un fonds commun de placement, aux titres émis en vertu de la présente délégation,

> arrêter les conditions de l'émission,

> arrêter la liste des sociétés dont les salariés pourront bénéficier de l'émission,

> décider le montant à émettre, le prix d'émission, les dates et modalités de chaque émission,

> fixer le délai accordé aux adhérents pour la libération de leurs titres,

> arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront jouissance, constater ou faire constater la réalisation de l'augmentation de capital à concurrence du montant des actions qui seront effectivement souscrites, ou décider de majorer le montant de ladite augmentation pour que la totalité des souscriptions reçues puissent être effectivement servies,

> imputer, le cas échéant, les frais, droits et honoraires occasionnés par de telles émissions sur le montant des primes d'émission et prélever, le cas échéant, sur les montants des primes d'émission, les sommes nécessaires pour les affecter à la réserve légale au niveau requis par la législation et la réglementation en vigueur,

> d'une manière générale, accomplir tous actes et formalités, prendre toutes décisions et conclure tous accords utiles ou nécessaires pour parvenir à la bonne fin des émissions réalisées en vertu de la présente délégation et, notamment, pour l'émission, la souscription, la livraison, la jouissance, la cotation, la négociabilité et le service financier des actions nouvelles ainsi que l'exercice des droits qui y sont attachés, et pour constater la réalisation définitive de la ou des augmentations de capital réalisées en vertu de la présente délégation et modifier corrélativement les statuts.

Douzième résolution *(Modification des statuts)*.— L'assemblée générale, connaissance prise du rapport du conseil d'administration, décide de modifier l'article 12 des statuts afin de mettre les statuts de L'Oréal en harmonie avec les nouvelles dispositions du décret du 23 mars 1967.

En conséquence, les alinéas 8 à 10 de l'article 12 des statuts actuellement libellé comme suit :

« Les actionnaires peuvent voter par correspondance selon les modalités fixées par la loi ; ceux d'entre eux qui utilisent à cette fin, et dans les délais voulus, le formulaire réglementaire, sont assimilés aux actionnaires présents ou représentés.

Tout actionnaire pourra, si le conseil d'administration le décide au moment de la convocation de l'assemblée, participer à l'assemblée par visioconférence ou par tous moyens de télécommunication et télétransmission y compris Internet, dans les conditions prévues par la réglementation applicable au moment de son utilisation. Le cas échéant, cette décision est communiquée dans l'avis de réunion publiée au bulletin des annonces légales obligatoires (B.A.L.O.).

Le droit de participer aux assemblées est subordonné soit à l'inscription en compte des actions nominatives au plus tard le jour de la réunion de l'assemblée, soit au dépôt trois jours avant la date de la réunion de l'assemblée, aux lieux indiqués par l'avis de convocation, d'un certificat d'un intermédiaire habilité constatant l'indisponibilité des actions au porteur inscrites en compte jusqu'à la date de l'assemblée.»

seront remplacés par trois nouveaux alinéas, libellés comme suit :

« Les actionnaires peuvent participer aux assemblées générales selon les modalités prévues par la règlementation en vigueur.

Tout actionnaire pourra, si le conseil d'administration le décide au moment de la convocation de l'assemblée, participer à l'assemblée par visioconférence ou par tous moyens de télécommunication et télétransmission y compris Internet, dans les conditions prévues par la réglementation applicable au moment de son utilisation. Le cas échéant, cette décision est communiquée dans l'avis de réunion publié au bulletin des annonces légales obligatoires (B.A.L.O.).

L'OREAL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 23 2007
WASH. D.C.
186

L'OREAL
International Financial Information Department

20th April, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: **L'Oréal S.A. -- File No. 82-735**

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

New release of 12th April on the acquisition of Beauty Alliance by L'OREAL USA.

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

Clichy, Thursday April 12th 2007, 5:45 p.m.

L'ORÉAL

L'OREAL USA ACQUIRES BEAUTY ALLIANCE

L'Oréal USA, a subsidiary of L'Oréal, has acquired 100% of Beauty Alliance, in which it had taken a 30% minority interest last July.

Beauty Alliance is one of the largest and fastest growing professional salon distributorships in the U.S. selling to 125,000 salons through 870 Distributor Sales Consultants and through 400 professional outlets.

L'Oréal's strategic acquisition will enable the Professional Products Division - within which Beauty Alliance will operate - to enhance its services to hair salons and further consolidate its position in the U.S. market.

Beauty Alliance, which achieved sales of $372 million in 2006, will be consolidated as of April 12th 2007. L'Oréal expects that the acquisition of Beauty Alliance would be EPS neutral in the financial year to December 31, 2007 and EPS accretive thereafter.

Contacts at L'ORÉAL

Individual shareholders and market authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.86.42

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

Switchboard
☎ : 33.1.47.56.70.00

L'OREAL
International Financial Information Department

20th April, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

New release of 17th April on the first quarter 2007 sales.

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

Clichy, Tuesday 17 April 2007 – 6.00 pm

L'ORÉAL

News release

FIRST QUARTER 2007 SALES
A GOOD START TO THE YEAR

4. 268 BILLION EUROS, UP BY + 7.9% like-for-like

DYNAMIC GROWTH FROM ALL DIVISIONS
CONTINUED SOLID GROWTH IN WESTERN EUROPE
SIGNIFICANT ACCELERATION IN NEW MARKETS

The sales of the L'Oréal group, at March 31st 2007, amounted to 4. 268 billion euros, an increase of + 8.4% (based on reported figures). Growth in the cosmetics branch amounted to + 4.1%.
Like-for-like (i.e. based on a comparable structure and identical exchange rates) the increase in the group's sales was + 7.9% (+ 8% excluding The Body Shop).
The net impact of changes in consolidation, mainly as a result of the acquisitions of The Body Shop and Sanoflore – which were consolidated in July and October 2006 respectively – amounted to + 4.6%.

Currency fluctuations had a negative impact of - 4.1% (at the exchange rate of March 31st 2007 the impact would be - 2.6% for the whole of 2007).
Growth excluding the exchange rate impact was + 12.5%.

Commenting on the figures, Mr Jean-Paul Agon, Chief Executive Officer of L'Oréal, said: *"The first quarter sales figures are encouraging, even if they cannot be considered to be an indication of overall annual performance. The group's growth is progressing as we had announced: Western Europe remains solid, North America is progressively returning to growth and the new markets have made a good start to the year. All the divisions contributed equally to this dynamic performance.*
Currency fluctuations had a strongly negative impact on the first quarter and their effect will be felt, if less severely, throughout the year.
This good start to the year confirms that we can be confident in meeting the target we have set ourselves: to return to a growth rate bracket of + 6% to + 8% like-for-like for 2007."

Sales growth by operational division and geographic zone

€ millions	Quarterly sales		Growth	
	1st quarter 2006	1st quarter 2007	Like-for-like	Reported
By operational division				
- Professional Products	523	542	+ 7.5 %	+ 3.6 %
- Consumer Products	2, 061	2, 147	+ 8.2 %	+ 4.2 %
- Luxury Products	903	928	+ 7.5 %	+ 2.7 %
- Active Cosmetics	359	393	+ 10.2 %	+ 9.3 %
Cosmetics total	**3, 872**	**4, 030**	**+ 8,0 %**	**+ 4.1 %**
By geographic zone				
Western Europe	1, 849	1, 920	+ 4.0 %	+ 3.8 %
North America	1, 014	963	+ 3.7 %	- 5,0 %
Rest of the World, including:	1, 009	1, 147	+ 19.9 %	+ 13.7 %
- Asia	388	408	+ 12.5 %	+ 5.2 %
- Latin America	225	244	+ 19.0 %	+ 8.7 %
- Eastern Europe	214	289	+ 30.6 %	+ 34.8 %
- Other countries	182	206	+ 22.8 %	+ 13,0 %
Cosmetics total	**3, 872**	**4, 030**	**+8,0 %**	**+ 4.1%**
The Body Shop		169	+ 6,4 %	
Dermatology(1)	66	69	+ 10.3 %	+ 4.3 %
Group total	**3, 938**	**4, 268**	**+ 7.9 %**	**+ 8.4 %**

(1) Group share, i.e. 50%

Cosmetics Division
Sales trends by division and by geographic zone

- The **Professional Products Division** recorded like-for-like growth of + 7.5%. All geographic zones and all brands achieved good progress.
  - L'Oréal Professionnel successfully launched its *Color Suprême* colourant, a new product designed for women with more than 80% grey hair, which made headway with a very large number of client salons and new L'Oréal customers. The new *Série Expert* haircare range continued its advance in all geographic zones, and in Japan in particular.
  - Kérastase maintained its very high growth, with particular success from its *Age Recharge* range, *Densitive* nutritional supplements and the launch of *Oléo Curl*.
  - Redken launched *Urban Experiment,* an alternative styling range, at a major convention of 10,000 hair stylists in Las Vegas.
  - Matrix launched its *Vavoom Gold Heat* styling range and consolidated its position in Russia, Poland, Brazil and China with the success of its *Biolage* range.

- The **Consumer Products Division** achieved a like-for-like growth of + 8.2%. The division maintained its solid growth in Western Europe and North America and reaped the rewards of its sustained investments in the BRIMC (1) countries with a strong acceleration in the new markets.
  - The Garnier brand achieved remarkable progress, driven by its performance in North America and the new markets. The ongoing success of Garnier's *Nutrisse* colourants and *Fructis* haircare range was backed up by the success of its new skincare, body care and sun protection offers.
  - L'Oréal Paris strengthened its position across all geographic zones with two-figure growth in make-up and skincare. Successful launches were the engine behind this growth: *Telescopic* mascara, *Accord Parfait* foundation, *Dermo Expertise Revitalift Eyes, Age Re-Perfect Pro-Calcium Night*, the *Men Expert* skincare range for men, and *Casting Crème Gloss* in the colourants segment.
  - Maybelline New York started the year with an impressive advance in the BRIMC countries, driven in particular by the successful launches of *Watershine Elixir* and the brand's new *Define A Lash* mascara.

(1) BRIMC: Brazil, Russia, India, Mexico and China

- The **Luxury Products Division** grew by + 7.5% like-for-like, reflecting very significant acceleration at the start of the year, particularly in Western and Eastern Europe.
  - The fragrance business was very dynamic, especially in the men's fragrance segment with the high-profile launch of Lancôme's *Hypnôse Homme* represented by the actor Clive Owen, the success of *Antidote*, the new men's fragrance from Viktor & Rolf launched at the end of 2006, and the launch of Ralph Lauren's *Double Black*. Women's fragrances also recorded strong growth, driven by the Cacharel brand as a whole and by its new fragrance *Liberté*, and by Giorgio Armani with the continuing global success of *Code Donna*.
  - The Division's strong first-quarter performance also reflects the international success of skincare products such as Lancôme's *Absolue Premium ßx*, featuring the new molecule Pro-Xylane, Helena Rubinstein's *Face Sculptor* with its new spokeswoman Demi Moore, and *MultiRecharge* from *Biotherm.*
  - Highlights in the make-up segment include the continuing success of Lancôme's *Color Fever* lipstick, of *Rouge Unlimited* by *Shu Uemura*, and of Lancôme's *Color Ideal* foundation.

- Growth in the **Active Cosmetics Division** continued with a steady increase of + 10.2% in like-for-like sales; the division's performance was especially dynamic in North America and all areas within the Rest of the World.
  - All the division's brands achieved strong growth, driven by a good performance from existing products and the positive impact of launches including skincare products *Neovadiol* and *Normaderm* from Vichy, and La Roche-Posay's *Substiane* and *Redermic* skincare products, and *Toleriane* foundation.
  - Innéov also achieved very high sales growth, boosted by the launch of *Innéov Cellulite.*
  - The integration of Sanoflore is progressing well.

Western Europe: Continued solid growth

With like-for-like growth of + 4%, **Western Europe** saw solid sales, especially in **Great Britain**, **Spain** and **Scandinavia**; results in France and Germany were more uneven.

The **Professional Products Division** performed well across all countries in this zone, especially in Germany and Spain. New products from *Kérastase, L'Oréal Professionnel* and *Redken* were well received by hair salons, in particular the new formula for L'Oréal Color Suprême.

Consumer Products continue to grow steadily, especially in the UK, Spain and Scandinavia. *Garnier* sales were boosted by the success of the *Fructis* range in Spain and Italy. *L'Oréal Paris* enjoyed a similar success with the Colour Rich Nude lipstick range, the Vita Lift Anti-Wrinkle & Firming Moisturizer from the *Men's Expert* line and the *Casting Crème Gloss* hair colourant. *Dream Matte Mousse* blush and eyeshadow by *Maybelline* were also a resounding success.

The **Luxury Products Division** achieved very strong growth in Western Europe, driven mainly by advances in Great Britain, Spain and France. The roll-out of boutique and counter openings for the Kiehl's and Shu Uemura brands continued. Giorgio Armani continued to make headway with *Armani Code* and *Armani Code Donna.* Viktor & Rolf captured a substantial market share with the Europe-wide launch of *Antidote*.

Active Cosmetics had a good start to the year in most of the countries. La Roche Posay made strong progress across all markets, while Innéov is achieving very rapid growth.

North America: progressive recovery

In North America like-for-like sales growth amounted to + 3.7% like-for-like.

In the **Professional Products Division**, sales to salons were boosted by the launch of *Urban Experiment* Redken's new styling range, and strong growth in colourant lines by Matrix, Redken and L'Oréal Professionnel. The division is successfully continuing the process of restructuring its distribution and has finalised the acquisition of a 100% stake in Beauty Alliance, a distributor of professional products to salons (see press release of April 12th 2007).

Higher growth rate in the **Consumer Products Division** was driven by the progress of the L'Oréal Paris brand in the make-up segment, with the success of *Telescopic* mascara, *Bare Natural* foundation and the launch of Garnier's *Nutritionist* skincare range, which achieved very encouraging initial results.

In the **Luxury Products Division** a strong performance from Lancôme in skincare – with success from *Absolue ßx* and *Collaser Yeux* – and in make-up with the new *Color Ideal* foundation offset a less favourable timing for fragrance launches at the start of the year.
The Kiehl's and Giorgio Armani brands continued to make strong progress.

The **Active Cosmetics Division** continued its roll-out, buoyed by the success of La Roche Posay's *Anthélios SX* and by Vichy's roll out in North-eastern USA and California.

New markets: significant acceleration

With a sales increase of + 19.9%, all the new markets recorded faster growth, confirming their position as the group's second-largest geographic zone, accounting for 28.5% of the group's cosmetics sales.

The **Asia zone** recorded like-for-like growth of + 12.5%.

- Growth at the Japanese subsidiary was driven by the success of **Professional Products**, and of the Kérastase brand in particular. **Consumer Products** saw a dynamic start to the year, notably with the high-profile launch of Maybelline's foundation *Angel Fit.*
- Asia excluding Japan recorded like-for-like growth of + 15.3%.
- China continued to make strong progress, driven by growth across all the divisions. **Consumer Products** launched the *Men Expert* men's range by L'Oréal Paris – which made very rapid progress, demonstrating the potential for men's products in this market. In the **Luxury Products Division**, the repositioned Yue-Sai brand started the year with notable growth.
- Expansion in Thailand continued, driven by the success of the **Consumer Products Division**, especially in the skincare segment with *Dermo-Expertise* from L'Oréal Paris and Garnier's *Skin Naturals.*

Growth in the **Latin America** zone increased by + 19% like-for-like, continuing the previous year's trend.

- **Brazil** remained a dynamic market, especially for **Professional Products**, with outstanding success from *Forte Therapy* by Matrix, and for the **Active Cosmetics Division** with *Redermic* by La Roche Posay. In **Consumer Products**, growth was driven by the success of Garnier's *Nutrisse* colourants and the *Elsève* range from L'Oréal Paris.
- In Mexico there was similar growth across all divisions. Argentina and Venezuela saw very rapid growth as our brands captured new market share in the very healthy cosmetics market.

The first quarter in **Eastern Europe** was extremely positive, with like-for-like growth of + 30.6%.

- This growth was driven by Russia where all divisions recorded very strong increases. **Luxury Products** achieved very rapid growth in a dynamic market boosted by the opening of a large number of prestige beauty outlets.
- Poland and Romania are also fast-growing markets for the group, with market share increases for **Consumer Products** and the **Active Cosmetics Division** in particular driven by La Roche Posay's expansion.
- Ukraine continues to show very strong growth.

In the **Other Countries**, like-for-like sales growth was + 22.8%.

- India saw accelerated growth with spectacular results in skincare, haircare and Garnier colourants.
- There was also strong growth in Australia and in Middle-East.

The Body Shop

Sales at **The Body Shop** grew by + 6.4% like-for-like.
Retail sales (1) increased by + 7.9%. On a comparable store base (2), retail sales increased by + 3.5%.
The company performed especially well in Canada, Japan and Russia; the USA saw a slower start to the year.

Sales growth was boosted by the success of recent initiatives like the skincare and body care ranges for sensitive skin containing *Aloe Vera*, and by new launches including the *Pink Grapefruit* range of toiletry and body care products, the *spring make-up* range and the *Seaweed* skincare range for combination and oily skins.

25 new stores were opened bringing the total to 2,290.

(1) Retail sales: Total sales to consumers through all channels.
(2) Retail sales with a comparable store base: total sales to consumers by stores which operated continuously throughout the first-quarter period (January 1st to March 31st, 2007) and over the same period in 2006.

Dermatology

Sales in the Dermatology division increased by +10.3% like-for-like. Sales growth at **Galderma** was driven in particular by the success of its psoriasis treatment *Clobex*.

Contacts at L'ORÉAL (**switchboard**: +33 (0)1 47 56 70 00)

Individual shareholders
And market authorities
Mr Jean-Régis Carof
☎ : + 33 (0)1 47 56 83 02
http://www.loreal-finance.com

Financial analysts and
institutional investors
Mrs Caroline Millot
☎ : +33 (0)1 47 56 86 82
Fax: +33 (0)1 47 56 86 42

Journalists
Mr Mike Rumsby
☎ : +33 (0)1 47 56 41 95
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com; alternatively, call +33 (0)1 40 14 80 50.

Appendix:

L'Oréal sales 2006/2007
(€ millions)

	2006	2007
First quarter:		
Cosmetics	3, 872.3	4, 030
The Body Shop	-	169
Dermatology	66.1	69
First quarter total	3, 938.4	4, 268
Second quarter:		
Cosmetics	3, 761.1	
The Body Shop	-	
Dermatology	86.0	
Second quarter total	3, 847.1	
First half:		
Cosmetics	7, 633.4	
The Body Shop	-	
Dermatology	152.1	
First half total	7, 785.5	
Third quarter:		
Cosmetics	3, 597.5	
The Body Shop	171.9	
Dermatology	86.8	
Third quarter total	3, 856.2	
Nine months :		
Cosmetics	11, 230.9	
The Body Shop	171.9	
Dermatology	238.9	
Nine months total	11, 641.7	
Fourth quarter:		
Cosmetics	3, 780.5	
The Body Shop	263.0	
Dermatology	104.8	
Fourth quarter Total	4, 148.4	
Year:		
Cosmetics	15, 011.4	
The Body Shop	435.0	
Dermatology	343.7	
Year total	15, 790.1	

L'OREAL

L'OREAL
International Financial Information Department

20th April, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosure of total number of voting rights and number of shares in the capital at March 31st, 2007 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

L'ORÉAL

Disclosure of total number of voting rights and number of shares in the capital at 03/31/07

Pursuant to article L-233-8 of French "Code de Commerce" and 223-16 of the AMF's General Regulations:

Total number of shares	626, 128, 160
Number of real voting rights (without own shares)	602, 764, 360
Theoretical number of voting rights (including own shares)	626, 128, 160



Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15.8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities

M. Jean-Régis CAROF

☎ : 01.47.56.83.02

http://www.loreal-finance.com

Financial analysts and institutional investors

Mme Caroline MILLOT

☎ : +33.(0)1.47.56.86.82

Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

L'OREAL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 23 2007
WASH. D.C. 186

L'OREAL
International Financial Information Department

20th April, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosures of trading in the Company's own shares from March 5th, 2007 to March 30th, 2007 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tél. +33 (0)1 47 56 70 00
Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 125 225 382 Euros - 632 012 100 R.C.S. Paris - NAF 245 C - FR 10 632 012 100

L'ORÉAL

Disclosure of trading in own shares



Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 05/03/2007 to 09/03/2007 period:

Session of	Number of shares	Weighted average price in €	Amount in €
05/03/2007	50 000	76,90	3 845 000,00
06/03/2007	63 000	77,48	4 881 328,20
08/03/2007	87 000	78,19	6 802 390,80
09/03/2007	50 000	78,97	3 948 650,00
Total	**250 000**		**19 477 369,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com]. This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

L'ORÉAL

Disclosure of trading in own shares



Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 12/03/2007 to 16/03/2007 period:

Session of	Number of shares	Weighted average price in €	Amount in €
12/03/2007	120 000	78,45	9 414 024,00
13/03/2007	140 000	78,42	10 979 010,00
14/03/2007	140 000	76,99	10 778 160,00
15/03/2007	80 000	77,09	6 167 064,00
16/03/2007	100 000	78,10	7 810 400,00
Total	**580 000**		**45 148 658,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com
Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

L'ORÉAL

Disclosure of trading in own shares



Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 19/03/2007 to 23/03/2007 period:

Session of	Number of shares	Weighted average price in €	Amount in €
19/03/2007	50 000	79,22	3 961 060,00
20/03/2007	50 000	79,54	3 976 785,00
21/03/2007	66 000	79,90	5 273 400,00
22/03/2007	71 000	80,49	5 714 861,00
23/03/2007	90 000	80,70	7 263 180,00
Total	**327 000**		**26 189 286,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 26/03/2007 to 30/03/2007 period:

Session of	Number of shares	Weighted average price in €	Amount in €
26/03/2007	150 000	79,89	11 982 750,00
27/03/2007	90 000	80,47	7 242 525,00
28/03/2007	103 000	79,53	8 191 857,80
29/03/2007	80 000	80,55	6 443 680,00
30/03/2007	80 000	81,59	6 527 120,00
Total	**503 000**		**40 387 932,80**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.



CONTACTS AT L'ORÉAL

Individual shareholders and market authorities

M. Jean-Régis CAROF

☎ : 01.47.56.83.02

http://www.loreal-finance.com

Financial analysts and institutional investors

Mme Caroline MILLOT

☎ : +33.(0)1.47.56.86.82

Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'OREAL
International Financial Information Department

20th April, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: <u>L'Oréal S.A. -- File No. 82-735</u>

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

- One copy of the announcement in the BALO of 4th April, 2007.
- New Release: Financial statements and consolidated financial statements at December 31st 2006.

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES
(COMPTES ANNUELS)

L'ORÉAL

Société anonyme au capital de 125 225 382 €
Siège social : 14, rue Royale, 75008 Paris
Siège administratif : 41, rue Martre, 92110 Clichy
632 012 100 R.C.S. Paris.

Documents comptables annuels.

A. – Comptes sociaux.

I. – Bilan au 31 décembre 2006

(En millions d'euros)

Actif (en valeurs nettes)	Notes	31/12/2006	31/12/2005	31/12/2004
Immobilisations incorporelles	1	400,5	420,3	389,9
Immobilisations corporelles	2	237,5	232,7	226,0
Immobilisations financières	4	8 424,1	7 164,4	6 779,1
Actif immobilisé		9 062,1	7 817,4	7 395,0
Stocks		39,4	47,5	42,8
Avances et acomptes versés		15,7	7,5	7,0
Clients et comptes rattachés	7	326,4	303,4	272,1
Auters actifs circulants	7	93,9	166,1	142,3
Valeurs mobilières de placement	6	1 418,4	1 418,4	1 339,0
Disponibilités		363,4	296,8	322,2
Actif circulant		2 257,2	2 239,7	2 125,4
Comptes de régularisation actif		23,2	24,7	19,2
Ecart de conversion actif	11	6,0	4,6	3,8
Total de l'actif		11 348,5	10 086,4	9 543,3

Passif	Notes	31/12/2006	31/12/2005	31/12/2004
Capital		127,9	131,8	135,2
Primes		958,5	953,9	953,5
Réserves et report à nouveau		4 263,7	4 537,5	4 807,1
Résultat		1 690,3	1 589,6	1 230,1
Provisions règlementées		52,9	50,3	48,2
Capitaux propres		7 093,3	7 263,1	7 174,1
Provisions pour risques et charges	8	123,1	147,6	185,0
Emprunts et dettes financières	9	3 581,8	2 159,3	1 662,7
Fournisseurs et comptes rattachés	10	298,8	292,8	281,8
Autres passifs circulants	10	247,5	220,8	235,0
Autres dettes		4 128,1	2 672,9	2 179,5
Ecart de conversion passif	11	4,0	2,8	4,8
Total du passif		11 348,5	10 086,4	9 543,4

II. – Compte de résultat.

(En millions d'euros)

	Notes	31/12/2006	31/12/2005	31/12/2004
Produits d'exploitation		2 108,3	1 956,6	1 902,1
Chiffre d'affaires net	14	2 003,4	1 856,6	1 774,2
Reprise de provisions et transferts de charges		25,5	23,1	48,7
Autres produits	15	79,4	76,9	79,2
Charges d'exploitation		- 1 990,3	- 1 809,7	- 1 764,1
Achats consommés et variation de stocks		- 255,0	- 258,4	- 243,8
Autres achats et charges externes		- 1 017,1	- 907,4	- 877,2
Impôts et taxes		- 71,2	- 43,6	- 40,3
Charges de personnel	16	- 487,7	- 478,1	- 465,7
Dotations aux amortissements et provisions	17	- 92,5	- 66,5	74,3
Autres charges		- 66,8	- 55,7	- 62,8
Résultat d'exploitation		118,0	146,9	138,0
Produits financiers nets		1 316,2	1 244,3	1 167,7
Dotations / reprises nettes sur provisions et transferts de Charges		217,7	165,7	- 152,7
Différence de change		- 15,9	- 27,9	19,8
Résultat financier	18	1 518,0	1 382,1	1 034,8
Résultat courant avant impôts		1 636,0	1 529,0	1 172,8
Résultat exceptionnel	19	17,2	16,6	54,5
Participation des salariés aux résultats de l'entreprise		-17,4	-14,8	-18,0
Impôts sur les bénéfices	20	54,5	58,8	20,8
Résultat net		1 690,3	1 589,6	1 230,1

III. – Variation des capitaux propres.

Le capital social de 127 923 282 € se compose de 639 616 410 actions de 0,2 € à la suite des opérations intervenues au cours de l'exercice 2006 :
- annulation de 19 229 250 actions auto-détenues

- souscription de 76 000 actions suite à des levées d'options.

La variation des capitaux propres s'analyse comme suit :

(En millions d'euros)	Capital social	Primes d'apport et de fusion	Ecart de réévaluation 1976	Réserves et report à nouveau	Résultat de l'exercice	Provisions réglementées	Total
Solde au 31 décembre 2004 avant affectation du résultat	135,2	953,5	46,0	4 761,2	1 230,1	48,2	7 174,2
Variations de capital	-3,4	0,4		- 981,0			- 984,0
Affectation du résultat 2004				711,3	- 711,3		0,0
Dividendes distribués au titre de l'exercice 2004					- 518,8		- 518,8
Résultat de l'exercice 2005					1 589,6		1 589,6
Autres variations de la période						2,1	2,1
Solde au 31 décembre 2005 avant affectation du résultat	131,8	953,9	46,0	4 491,5	1 589,6	50,3	7 263,1
Variations de capital	-3,9	4,6		- 1 247,3			- 1 246,6
Affectation du résultat 2005				973,5	- 973,5		0,0

Dividendes distribués au titre de l'exercice 2005					- 616,1		- 616,1
Résultat de l'exercice 2006					1 690,3		1 690,3
Autres variations de la période						2,6	2,6
Solde au 31 décembre 2006 avant affectation du résultat	127,9	958,5	46,0	4 217,7	1 690,3	52,9	7 093,3

Le montant porté en réserves correspondant aux dividendes non versés en raison de la détention par L'Oréal d'une partie de ses propres titres s'élève à 25 millions d'euros en 2006, contre 21,4 millions d'euros en 2005 ; un montant de 17,7 millions d'euros a également été porté en réserves compte tenu de l'annulation de titres intervenues en 2006.
Les provisions réglementées sont principalement constituées de la provision pour investissement qui s'élève au 31 décembre 2006 à 19,7 millions d'euros, contre 27 millions au 31 décembre 2005. En 2006, la provision pour investissement a fait l'objet d'une dotation de 0,8 million d'euros au titre de la participation des salariés de l'exercice 2005 (contre 3,5 millions d'euros en 2005). Cette provision comprend le transfert, à notre profit, d'une partie des provisions constituées par nos filiales dans le cadre d'un accord du Groupe. Parallèlement, la provision constituée en 2001 de 8,1 millions d'euros a été reprise en 2006 (contre 6,5 millions d'euros en 2005).
Les amortissements dérogatoires s'élèvent au 31 décembre 2006 à 33,1 millions d'euros, contre 23,3 millions d'euros au 31 décembre 2005.
Il existe des plans d'options de souscription d'actions dont le détail est fourni dans le rapport de gestion.

IV. – Tableau des flux de trésorerie.

(En millions d'euros)

	Notes	31/12/2006	31/12/2005	31/12/2004
Exploitation :				
Résultat net		1 690,3	1 589,6	1 230,1
Dotations aux amortissements		58,4	54,1	53,8
Dotations aux provisions (nettes des reprises)		- 215,6	- 196,4	60,2
Plus ou moins values de cessions d'immobilisations		-1,2	-0,3	15,1
Capacité d'autofinancement		1 531,9	1 447,0	1 359,2
Variation du besoin en fonds de roulement d'exploitation	22	81,3	-58,5	-83,7
Flux de trésorerie provenant de l'exploitation		1 613,2	1 388,5	1 275,5
Investissements :				
Acquisition d'immobilisations		- 2 554,1	- 1 453,9	- 1 167,6
Variation des autres actifs financiers	23	192,3	48,6	196,8
Cession d'immobilisations		9,2	16,1	0,8
Flux de trésorerie affectés aux investissements		- 2 352,6	- 1 389,2	- 970,0
Financement :				
Augmentation de capital		4,6	0,4	0,1
Dividendes versés		- 616,2	- 518,8	- 513,8
Variation des dettes financières		1 419,2	494,1	343,7
Flux de trésorerie provenant des opérations de financement		807,6	- 24,3	- 170,0
Variation de trésorerie		68,2	- 25,0	135,5
Trésorerie à l'ouverture		292,5	317,5	182,0
Trésorerie à la clôture	24	360,7	292,5	317,5

V. – Projet de répartition du résultat.

Le projet d'affectation du résultat est présenté dans le projet de résolution suivant soumis à l'assemblée des actionnaires du 24 avril 2007.
« L'assemblée générale, sur la proposition du conseil d'administration, décide d'affecter comme suit le bénéfice de l'exercice 2006 s'élevant à 1 690 255 720,74 euros :

Aucune dotation à la réserve légale, celle-ci s'élevant déjà au dixième du capital social	-
Un montant de sera attribué aux actionnaires, à titre de dividende(1)	738 829 753,80 €
Le solde soit sera affecté au compte "Autres réserves"(2)	951 425 966,94 €

(1) En ce compris un premier dividende à 5% des sommes dont les titres sont libérés, soit la totalité du capital.
(2) Ce montant tient compte du nombre d'actions composant le capital au 14 février 2007 et sera ajusté en fonction du nombre d'actions émises suite à des levées d'options de souscription ayant droit au dividende de l'exercice 2006 à la date de paiement de ce dividende.

L'assemblée générale fixe en conséquence le dividende pour cet exercice à 1,18 euros net par action.

L'assemblée générale décide que ce dividende sera mis en paiement le 3 mai 2007.

La part du bénéfice distribuable correspondant aux actions auto détenues sera affectée à la « Réserve ordinaire ».

Conformément à l'article 243 bis du Code général des impôts, le dividende distribué aux personnes physiques fiscalement domiciliées en France est intégralement éligible à l'abattement de 40% prévu à l'article 158-3 2° du Code général des impôts.

Le dividende net(3) par action au titre des trois derniers exercices précédents a été le suivant :

2003	2004	2005
0,73 €	0,82 €	1 €

(1)Pour les personnes physiques fiscalement domiciliées en France, le dividende ouvrait droit à un avoir fiscal égal à 50 % du dividende pour la distribution intervenue au titre de l'exercice 2003. »

VI. – Annexe aux comptes sociaux.

La présente annexe fait partie intégrante des comptes annuels.

Principes comptables.

Les états financiers sont présentés en millions d'euros ; le tableau liste des filiales et participations est exprimé en milliers d'euros.

Les comptes annuels sont établis conformément au PCG 1999 et aux principes généralement admis.

Les éléments inscrits en comptabilité sont évalués selon la méthode du coût historique sauf pour les immobilisations ayant fait l'objet d'une réévaluation légale.

Immobilisations incorporelles. - Les immobilisations incorporelles sont inscrites au bilan à leur coût d'acquisition.

Les marques acquises sont valorisées selon une approche multicritère tenant compte de leur notoriété et de leur contribution future aux résultats.

L'application du règlement n° 2004-06 sur les actifs a conduit à identifier certaines marques comme étant amortissables en fonction de leur durée prévisionnelle d'utilisation.

Les marques non amortissables font l'objet, au moins une fois par an, de tests de perte de valeur sur la base du modèle utilisé lors de l'acquisition ; ce qui peut conduire à la constatation d'une provision pour dépréciation.

Les frais de premier dépôt de marque sont comptabilisés en charges depuis 2005.

Les brevets sont amortis sur 5 ans.

Les logiciels de valeur significative sont amortis linéairement sur la durée de vie probable d'utilisation, généralement entre 5 et 7 ans, et donnent lieu à l'enregistrement d'un amortissement dérogatoire dégressif sur 12 mois.

Les autres immobilisations incorporelles sont amorties habituellement sur des durées n'excédant pas 20 ans.

Immobilisations corporelles. - Les immobilisations corporelles sont enregistrées à leur coût d'achat. Les durées d'amortissement sont les suivantes :

	Durée
Constructions	20/50 ans
Installations, Agencements	10 ans
Installations techniques, Matériel, Outillage	10 ans
Autres immobilisations corporelles	3/10 ans

L'amortissement pratiqué, qu'il soit linéaire ou dégressif, est équivalent à un amortissement calculé sur la durée d'utilisation réelle du bien. Par exception pour les équipements industriels, les amortissements sont calculés sur une base linéaire de 10 ans, l'excédent étant considéré comme un amortissement dérogatoire.

Immobilisations financières :

- Titres de Participation et avances consolidables. Ils sont comptabilisés au bilan à leur coût d'acquisition hors frais accessoires.

Leur valeur est examinée annuellement, par référence à leur valeur d'utilité qui tient compte notamment de la rentabilité actuelle et prévisionnelle de la filiale concernée et de la quote-part de capitaux propres détenue. Une dépréciation est, le cas échéant, constatée par voie de provision, si la valeur d'utilité devient inférieure au coût d'acquisition.

Autres immobilisations financières :

- Les prêts et créances sont évalués à leur valeur nominale. Les prêts et créances libellés en devises sont convertis au taux de change en vigueur à la clôture. Ces éléments sont, si nécessaires, dépréciés par voie de provision pour les ramener à leur valeur d'utilité à la date de clôture de l'exercice.

Les actions propres acquises dans le cadre des programmes de rachat sont comptabilisées en autres titres immobilisés.

En fin d'exercice, les autres titres immobilisés sont comparés à leur valeur probable de négociation et dépréciés, si nécessaire.

Stocks. - Les stocks sont évalués au prix moyen pondéré.

Les stocks obsolètes et à rotation lente font l'objet de provisions pour dépréciation, évaluées en fonction des ventes réalisées et prévisionnelles.

Clients et autres créances. - Les comptes clients et autres créances sont enregistrés à leur valeur nominale et, le cas échéant, font l'objet d'une provision en fonction du degré de leur irrécouvrabilité.

Valeurs mobilières de placement. - Les titres, enregistrés à leur coût d'achat, sont évalués en fin d'exercice à leur valeur probable de négociation.

Les actions propres détenues, qui sont spécifiquement affectées à l'attribution au profit des salariés d'options d'achat d'actions, sont enregistrées dans les valeurs mobilières de placement.

Pour les plans d'options d'achat d'actions antérieurs à l'année 2000, la différence entre le prix d'acquisition des actions et le prix d'exercice des options par les bénéficiaires a fait l'objet d'une provision pour dépréciation. Depuis le 1er janvier 2000, le prix d'attribution des options est déterminé sans décote. Dès lors que les actions sont achetées à un cours inférieur au prix d'attribution, aucune provision pour dépréciation n'est requise. En revanche, dans le cas d'une baisse du cours de bourse, une provision pour dépréciation est constituée; elle est calculée par différence entre la valeur nette comptable des titres et le cours moyen de Bourse du dernier mois précédant la date de clôture.

Provisions pour risques et charges. - Elles sont constituées pour faire face à des sorties de ressources probables au profit de tiers, sans contrepartie pour la société. Elles concernent principalement des risques et litiges de nature industrielle et commerciale (procès, retours de produits) ainsi que des risques fiscaux et liés au personnel.

Elles sont estimées en tenant compte des hypothèses les plus probables ou en utilisant des méthodes statistiques selon la nature des provisions.

Comptabilisation des opérations en devises et couverture du risque de change. - Selon les règles du groupe, la société ne prend pas de position spéculative en matière financière.

L'ensemble des créances et des dettes libellées en devises est converti au taux de change en vigueur à la clôture de l'exercice.

Des instruments de couverture de change sont négociés afin de couvrir les transactions commerciales comptabilisées au bilan ou les opérations futures ayant un caractère hautement probable. Les pertes et gains générés par ces instruments sont comptabilisés de façon symétrique aux éléments couverts.

Les variations de change des opérations d'exploitation enregistrées au bilan et des instruments de couverture s'y rattachant sont comptabilisées au bilan au compte « Ecart de conversion ». La somme de ces écarts de conversion donne lieu à la constitution d'une provision lorsqu'il apparaît une perte de change potentielle au travers d'une position globale de change toutes devises confondues.

S'agissant des opérations d'exploitation prévisionnelles de l'exercice à venir, elles font d'ores et déjà l'objet de couvertures dont le résultat n'aura d'incidence que sur l'exercice au cours duquel seront comptabilisées les opérations qu'elles couvrent.

Comptabilisation des instruments de taux. - S'agissant du risque de taux, les résultats dégagés par les swaps et les caps de taux d'intérêt qui couvrent des éléments du passif financier sont comptabilisés de manière symétrique aux résultats sur les dettes couvertes au prorata temporis.

Engagements en matière de régimes de retraite et avantages assimilés. - L'Oréal participe, selon les lois et usages, à des régimes de retraite, d'aménagement de fin de carrière ainsi qu'à des régimes accordant d'autres avantages aux salariés et retraités. Les mandataires sociaux sont assimilés à des salariés, pour tout élément accessoire lié à leur rémunération, et relèvent, à ce titre, des mêmes régimes.

Ces engagements font l'objet d'une couverture financière externe partielle dont l'objectif est de constituer progressivement des fonds alimentés par les primes versées. Ces primes sont incluses dans les charges de l'exercice en « Autres achats et charges externes ».

La méthode d'évaluation retenue pour le calcul des engagements est la méthode rétrospective avec projection du salaire de fin de carrière.

Ces engagements nets de fonds investis n'ont pas fait l'objet d'une provision dans le bilan. Ils demeurent donc en hors bilan.

Depuis 2004, les engagements au titre des médailles du travail ne sont plus inclus en engagement hors bilan mais font l'objet d'une provision sur la base d'une évaluation actuarielle.

Chiffre d'affaires. - Il est constitué des ventes de marchandises, nettes de remises et ristournes accordées, ainsi que des prestations de services y compris les redevances de technologie.

Frais de publicité et relations publiques. - Les dépenses engagées pour faire connaître et assurer la promotion des produits auprès des clients ou des consommateurs sont comptabilisées en charges de l'exercice au cours duquel les prestations sont réalisées.

Frais de recherche et de développement. - Les frais de recherche et de développement sont enregistrés en autres charges et charges externes de l'exercice au cours duquel ils sont supportés.

Impôts sur les bénéfices. - La société a opté pour le régime fiscal des groupes. Depuis 2004, les filiales françaises, comprises dans le périmètre de l'intégration fiscale, comptabilisent dans leurs comptes une charge d'impôt sur la base de leurs résultats fiscaux propres.

L'Oréal en tant que tête d'intégration, comptabilise en produit d'impôt d'intégration fiscale la différence entre la somme des impôts des filiales et l'impôt dû au titre du résultat d'ensemble.

Notes sur le bilan et le hors bilan.

Note 1. Immobilisations incorporelles :

(en millions d'euros)	31/12/2005	Augmentation / Acquisition	Diminution / Cession	31/12/2006
Brevets et marques	345,3	0,2	-	345,5
Fonds commerciaux	3,0	-	-	3,0
Autres	169,0	30,0	15,2	183,8
Avances et acomptes	n/s	-	-	n/s
Valeur brute	517,3	30,2	15,2	532,3

Brevets et marques	28,0	2,5	-	30,5
Fonds commerciaux	0,3	-	-	0,3
Autres	68,7	15,6	2,6	81,7
Amortissements	97,0	18,1	2,6	112,5
Brevets et marques		15,8	-	15,8
Autres		3,5	-	3,5
Provisions	0	19,3	0	19,3
Valeur nette comptable	420,3	-7,2	12,6	400,5

Note 2. Immobilisations corporelles :

(en millions d'euros)	31/12/2005	Augmentation / Acquisition	Diminution / Cession	31/12/2006
Terrains	48,4	-	3,7	44,7
Constructions	343,1	40,3	8,6	374,8
Installation technique et matériel outillage	143,8	11,1	3,4	151,5
Autres immobilisations corporelles	82,5	9,1	9,3	82,3
Immobilisations en cours	19,2	26,6	38,3	7,5
Avances & acomptes	1,2	1,2	n/s	2,4
Valeur brute	638,2	88,3	63,3	663,2
Constructions	233,9	20,1	7,4	246,6
Installation technique matériel outillage	113,1	10,7	3,3	120,5
Autres immobilisations corporelles	58,5	9,4	9,3	58,6
Amortissements	405,5	40,2	20,0	425,7
Valeur nette comptable	232,7	48,1	43,3	237,5

La dotation annuelle en linéaire s'élève à 24,2 millions d'euros.
La dotation annuelle en dégressif s'élève à 15,6 millions d'euros.
Une dotation exceptionnelle a été enregistrée pour 0,4 million d'euros.

Note 3. Immobilisations détenues en crédit-bail :

Postes du bilan (En millions d'euros)	Immobilisations en crédit-bail				Bilan incluant les immobilisations en crédit-bail		
	Coût d'entrée (1)	Dotations aux amortissements (2)		Valeur Nette	Valeur Brute	Amortissement	Valeur Nette
		De l'exercice (3)	Cumulées				
Constructions et terrains	95,7	3,6	56,8	38,8	515,2	303,4	211,8
Installations techniques, matériel et outillage	-	-	-	-	151,5	120,6	30,9
Total du 31/12/2006	95,7	3,6	56,8	38,8	666,7	424,0	242,7
Total du 31/12/2005	95,7	3,6	53,2	42,5	630,9	400,1	230,8

(1) Valeur de ces biens au moment de la signature des contrats
(2) Dotations de l'exercice et dotations cumulées qui auraient été enregistrées pour ces biens s'ils avaient été acquis
(3) Mode d'amortissement retenu : Linéaire 5% à 2 %

Postes du bilan (En millions d'euros)	Engagements de crédit-bail						
	Redevances payées		Redevances restant à payer				Prix d'achat
	De l'exercice	cumulées	Jusqu'à 1 an	+ 1 an à 5 ans	+ 5 ans	Total à payer	Résiduel (1)
Constructions et terrains	12,8	144,1	4,0	16,0	19,8	39,8	1,4
Installations techniques, matériel et outillage	-	-	-	-	-	-	-
Total du 31/12/2006	12,8	144,1	4,0	16,0	19,8	39,8	1,4
Total du 31/12/2005	10,6	131,3	10,5	12,8	17,7	41,0	1,4

(1) Selon contrat.

Note 4. Immobilisations financières :

(en millions d'euros)	31/12/2005	Augmentation / Acquisition/ Souscription	Diminution / Cession	31/12/2006
Titres de participation	6 271,7	(1) 1 245,6	1,2	7 516,1
Prêts et créances rattachés	170,4	390,9	459,7	101,6
Actions propres	932,0	1 241,8	1 140,0	1 033,8
Autres	8,6	0,5	0,6	8,5
Valeur brute	7 382,7	2 878,8	1 601,5	8 660,0
Titres de participation	213,1	30,5	13,2	230,4
Prêts et créances rattachés	-	-	-	-
Actions propres	-	-	-	-
Autres	5,2	0,3	n/s	5,5
Provision pour dépréciation	218,3	30,8	13,2	235,9
Valeur nette comptable	7 164,4	2 848,0	1 588,3	8 424,1

(1) il s'agit principalement de l'acquisition des titres de The Body Shop pour un montant de 992,4 millions d'euros.

En 2006, L'Oréal a acheté 16 807 000 actions propres dans le cadre des programmes de rachat et a annulé 17 660 000 actions. L'Oréal détient à la clôture 14 187 000 actions contre 15 040 000 actions au 31 décembre 2005.

Leur valeur boursière globale s'élève à 1 082,9 millions d'euros au cours moyen du mois de décembre et à 1 076,8 millions d'euros au cours de clôture du 31 décembre.

Le tableau liste des filiales et participations est présenté à la fin des notes annexes.

Note 5. Opérations avec les entreprises liées :

(en millions d'euros)	31/12/2006	31/12/2005
Immobilisations financières	7 371,4	6 215,1
Clients	180,4	168,4
Autres créances	10,3	6,0
Emprunts	75,2	47,8
Fournisseurs	60,4	66,8
Autres dettes	0,1	1,3
Charges financières	17,1	12,4
Produits financiers	1 411,7	1 304,8

Note 6. Valeurs mobilières de placement. - Ce poste se décompose comme suit :

(en millions d'euros)	31/12/2006	31/12/2005
Actions L'Oréal	1 462,5	1 706,2
Instruments financiers	2,4	1,6
Primes versées sur options	5,8	1,3
Valeur brute	1 470,7	1 709,1
Actions L'Oréal	52,3	290,7
Instruments financiers	-	-
Primes versées sur options	-	-
Provision pour dépréciation	52,3	290,7
Valeur nette comptable	1 418,4	1 418,4

Les actions propres de L'Oréal, acquises dans le cadre de plans d'options d'achat d'actions au profit des salariés, représentent une valeur nette 1 410,2 millions d'euros pour 19 707 300 actions (après prise en compte d'une reprise de provision pour dépréciation de 230,1 millions d'euros par résultat et de 8,3 millions d'euros par capitaux propres correspondant aux titres annulés) contre 1 415,5 millions d'euros au 31 décembre 2005.

Au cours de l'année 2006, il a été procédé à des levées d'options ayant porté sur 2 479 500 titres ainsi qu'à l'annulation de 1 569 250 titres.

Pour 2006, la valeur boursière globale des actions propres s'élève à 1 504,3 millions d'euros au cours moyen du mois de décembre et à 1 495,8 millions d'euros au cours de clôture du 31 décembre.

Pour 2005, la valeur boursière globale des actions propres s'élevait à 1 478,1 millions d'euros au cours moyen du mois de décembre et à 1 491,9 millions d'euros au cours de clôture du 31 décembre.

Note 7. Etat des échéances des créances :

(en millions d'euros)	A un an au plus	A plus d'un an	Brut	Dépréciation	Net
Actif immobilisé					
Prêts et créances rattachées	21,1	80,6	101,7	0	101,7
Autres immobilisations financières	-	8,2	8,2	5,3	2,9
Actif circulant					
Créances clients et comptes rattachés	329,8	0	329,8	3,4	326,4
Autres actifs circulants dont	93,9	-	93,9	0	93,9
Créances fiscales & sociales	41,5	-	41,5	-	41,5
Groupe & associés	16,3	-	16,3	-	16,3
Débiteurs divers	36,1	-	36,1	-	36,1
Charges constatées d'avance	23,1	-	23,1	-	23,1

Les comptes rattachés à l'actif circulant s'élèvent à 11,9 millions d'euros au 31 décembre 2006 contre 54,7 millions d'euros au 31 décembre 2005.

Note 8. Provisions pour risques et charges :

(en millions d'euros)	31/12/2005	Dotations	Reprises (provisions utilisées)	Reprises (provisions non utilisées)	31/12/2006
Provisions pour litiges	25,9	25,1	4,3	5,9	40,8
Provision pour pertes de change	1,8	2,0	1,8	0	2,0
Provisions pour charges	25,9	15,0	15,2	2,0	23,7
Autres provisions pour risques (1)	94,0	24,1	21,9	39,6	56,6
Total	147,6	66,2	43,2	47,5	123,1

(1) Cette rubrique comprend notamment des provisions destinées à faire face à des risques de nature fiscale, des risques industriels et commerciaux liés à l'exploitation (contrats, reprise de produits) et à des risques liés au personnel.

La variation des provisions pour risques et charges a affecté les différents niveaux de résultat comme suit :

(en millions d'euros)	Dotations	Reprises (provisions utilisées)	Reprises (provisions non utilisées)
Résultat d'exploitation	12,3	10,6	3,1
Résultat financier	11,1	10,3	2,6
Résultat exceptionnel	23,8	19,1	37,7
Impôt sur les sociétés	19,0	3,3	4,0
Total	66,2	43,3	47,4

Note 9. Emprunts et Dettes financières. - L'Oréal se finance à moyen terme par des emprunts bancaires et à court terme par l'émission de billets de trésorerie en France. Le montant du programme s'élève à 2 600 millions d'euros.

La liquidité sur les émissions de billets de trésorerie est assurée par des lignes bancaires de trésorerie confirmées qui s'élèvent à 2 625 millions d'euros au 31 décembre 2006 comme au 31 décembre 2005. Ces lignes de trésorerie, comme les emprunts à moyen terme, ne comportent pas de clause de ratio financier ni de clause de notation.

Le total des emprunts et dettes financières s'analyse de la façon suivante :

- Analyse par nature :

(en millions d'euros)	31/12/2006	31/12/2005
Emprunts obligataires	n/s	n/s
Emprunts et dettes financières auprès des établissements de crédit	1 794,8	751,7
Prêt à durée indéterminée (1)	77,4	80,4
Billets de trésorerie	1 577,8	1 224,6
Autres emprunts et dettes financières divers	130,5	100,4
Concours bancaires	1,3	2,2

Total	3 581,8	2 159,3

(1) Conformément à l'avis n° 28 de l'Ordre des experts comptables, le prêt à durée indéterminée figure en dettes financières. L'échéance de ce prêt étant 2007, en application de la Loi de finances 2006, aucune incidence n'a été comptabilisée sur l'exercice 2006 au titre de l'impôt estimé à 9,7 millions d'euros.

- Analyse par échéance :

(en millions d'euros)	31/12/2006	31/12/2005
Inférieure à 1 an	1 749,6	1 726,8
De 1 à 5 ans	1831,1	431,5
Supérieure à 5 ans	1,1	1,0
Total	3581,8	2 159,3

Dans le courant de l'exercice, les principales variations suivantes ont été enregistrées :
- Emprunts souscrits 3 229,3 millions d'euros
- Emprunts remboursés 1 812,5 millions d'euros

Au 31 décembre 2006, le prêt à durée indéterminée souscrit par L'Oréal en 1992 a généré une charge globale d'intérêts pour l'exercice de 10,6 millions d'euros dont 5 millions d'intérêts courus non échus.

Note 10. Etat des échéances des dettes :

(en millions d'euros)	Total
Fournisseurs et comptes rattachés	298,8
Autres passifs circulants dont	247,5
Dettes fiscales et sociales et comptes rattachés	154,1
Dettes sur immobilisations et comptes rattachés	22,4
Groupe et associés	n/s
Autres dettes	71,0

Il n'y a pas de dettes dont l'échéance est à plus d'un an, hormis 8,1 millions d'euros dans les dettes sur immobilisations.

Les comptes rattachés aux fournisseurs s'élèvent à 146,2 millions d'euros au 31 décembre 2006 contre 131,3 millions au 31 décembre 2005.

Les comptes rattachés aux dettes fiscales et sociales s'élèvent à 92 millions d'euros au 31 décembre 2006 contre 85,6 millions d'euros au 31 décembre 2005. Ils sont principalement constitués de la provision pour participation des salariés aux résultats de l'entreprise (17,5, millions d'euros au 31 décembre 2006 et de la provision pour intéressement 47,5 millions d'euros au 31 décembre 2006).

Les comptes rattachés aux dettes sur immobilisations s'élèvent à 7,3 millions.

Les comptes rattachés aux autres dettes s'élèvent à 51,3 millions d'euros.

Note 11. Ecarts de conversion. - La revalorisation des créances et dettes en monnaies étrangères au cours de change du 31 décembre a donné lieu à la comptabilisation des écarts de conversion suivants :

(en millions d'euros)	Actif		Passif	
	31/12/2006	31/12/2005	31/12/2006	31/12/2005
Créances financières	0,3	n/s	-	n/s
Clients	0,9	0,1	0,2	0,8
Dettes financières	-	1,7	0,8	0,1
Fournisseurs	0,2	0,4	0,6	0,2
Instruments financiers	4,6	2,4	2,4	1,7
Total	6,0	4,6	4,0	2,8

La position globale de change, établie conformément aux principes comptables décrits ci avant, fait ressortir une perte latente, portant essentiellement sur le dollar américain, de 2 millions d'euros qui a été comptabilisée en résultat.

Note 12. Instruments dérivés. - Les instruments financiers détenus dans un but de couverture du risque de change concernent principalement des opérations futures et se détaillent comme suit :

(en millions d'euros)	Notionnel		Valeur de marché	
	31/12/2006	31/12/2005	31/12/2006	31/12/2005

Change à terme net				
Vente USD / Achat EUR	-	150,9	-	- 9,2
Achat USD / Vente EUR	22,0	-	- 3,3	-
Vente ARS / Achat EUR	26,7	-	- 0,9	-
Vente ARS / Achat USD	-	22,5	-	0,8
Vente AUD / Achat EUR	8,8	21,8	- 0,2	- 0,5
Vente BRL / Achat USD	7,4	-	- 0,3	-
Vente BRL / Achat EUR	14,0	-	- 0,1	-
Vente RUB / Achat EUR	0,9	64,9	n/s	- 3,3
Vente CAD / Achat EUR	13,0	40,2	0,6	- 3,0
Vente GBP / Achat EUR	15,1	17,9	- 0,4	- 0,4
Vente PLN / Achat EUR	5,7	11,6	- 0,2	- 0,7
Vente HKD / Achat EUR	-	9,5	-	- 0,4
Vente MXN / Achat EUR	8,8	9,4	0,1	- 1,0
Vente CHF / Achat EUR	4,9	7,7	n/s	n/s
Achat JPY / Vente EUR	15,5	13,5	- 1,4	- 0,5
Vente CNY / Achat USD	4,0	80,4	n/s	0,6
Vente CNY / Achat EUR	83,0	-	0,7	-
Vente CNY / Achat JPY	6,2	0,8	- 0,3	n/s
Achat autres / Vente EUR	1,8	3,2	0,1	n/s
Vente autres / Achat EUR	31,3	50,0	- 0,2	- 1,2
Total change à terme	269,1	504,3	- 5,8	- 18,8
Options de change				
USD / EUR	43,8	28,0	3,0	- 1,7
GBP / EUR	6,4	3,2	0,1	n/s
CAD / EUR	3,9	-	0,3	-
BRL / EUR	- 26,5	-	1,8	-
BRL / USD	3,8	-	0,2	-
CNY / EUR	- 5,6	-	0,4	-
CNY / USD	0,4	4,5	0,1	n/s
RUB / EUR	-	17,6	-	- 0,8
RUB / USD	-	17,8	-	- 0,5
Autres / EUR	6,0	7,4	0,1	- 0,4
Total d'options de change	32,2	78,5	6,0	- 3,4
dont :				
- options achetées	27,7	78,5	5,8	- 3,4
- options vendues	4,5	-	0,2	-
Total instruments à terme	301,3	582,8	0,2	- 22,2

Le total des options vendues correspond exclusivement à la revente d'options achetées au préalable lorsqu'il est apparu opportun de les remplacer par d'autres outils de couverture.

Les instruments financiers détenus dans un but de couverture du risque de taux se détaillent comme suit :

(en millions d'euros) DERIVES DE TAUX	Notionnel		Valeur de marché	
	31/12/2006	31/12/2005	31/12/2006	31/12/2005
Swaps de taux emprunteur taux variable EUR Euribor / taux fixe	128,8	309,5	3,6	13,3
Swaps de taux emprunteur taux fixe EUR Euribor / taux fixe	2,5	-	n/s	-
Swaps de taux variable / variable EUR Euribor / Euribor	7,1	210,2	n/s	-
TOTAL	138,4	519,8	3,6	13,3

Note 13. Engagements hors-bilan :
a) Les engagements hors-bilan s'analysent de la façon suivante :
Les lignes de crédit confirmées figurent en note 10.

(en millions d'euros)	31/12/2006	31/12/2005
Engagements donnés en matière de retraite et avantages assimilés (1)	571,0	575,2
Engagements de rachats de minoritaires	67,4	75,3
Garanties données (2)	656,7	716,1
Garanties reçues	4,8	5,4
Commandes investissements	51,3	39,6
Crédits documentaires	6,9	4,2

(1) Le taux d'actualisation retenu en 2006 pour l'évaluation de ces engagements est de 4,25 % pour les régimes allouant un capital, et de 4,50 % pour les régimes allouant une rente, comparé à 4,25 % en 2005 pour les deux types de régime. Une convention de mutualisation du passif social a été mise en oeuvre en 2004. Cette convention conduit à répartir entre les sociétés françaises du groupe les engagements et à organiser leur financement au prorata de leur masse salariale respective (personnalisée par régime) de telle sorte que les sociétés sont solidaires pour l'exécution desdits engagements dans la limite des fonds collectifs constitués.

(2) Cette ligne comprend les cautions et garanties diverses dont 649,7 millions d'euros, au 31 décembre 2006, pour le compte des filiales directes et indirectes, contre 709,1 millions d'euros au 31 décembre 2005. S'y ajoutent des garanties de passif conformes aux usages.

b) Par ailleurs, les engagements en matière de location simple s'élèvent à 51,0 millions d'euros à moins d'un an, à 148,4 millions d'euros de 1 à 5 ans et à 23,2 millions d'euros à plus de 5 ans.

La ventilation des engagements en matière de crédit-bail est fournie dans la Note 3.

c) Passifs éventuels

Dans le cadre normal de ses activités, L'Oréal est impliqué dans des actions judiciaires et est soumis à des contrôles fiscaux, douaniers et administratifs. La société constitue une provision chaque fois qu'un risque est identifié et qu'une estimation de son coût est possible.

Il n'existe actuellement aucun fait exceptionnel, ni affaire contentieuse risquant d'affecter significativement et avec une probabilité sérieuse, les résultats, la situation financière, le patrimoine ou l'activité de la société.

Notes sur le compte de résultat.

Note 14. Chiffre d'affaires :

(en millions d'euros)	**31/12/2006**	**31/12/2005**
Marchandises	908,4	873,4
Matières premières, articles de conditionnement	18,4	17,5
Prestations de services(1)	928,4	826,7
Locations	36,7	32,9
Autres produits des activités annexes	111,5	106,1
Total	2 003,4	1 856,6

(1) : concernent principalement la facturation des redevances de technologie

Le montant du chiffre d'affaires réalisé en France s'élève à 1 224,3 millions d'euros en 2006 contre 1 151,8 millions d'euros en 2005.

Note 15. Autres produits. - Ce poste comprend principalement les redevances de marques.

Note 16. Ventilation de l'effectif moyen. - L'effectif moyen se ventile de la façon suivante :

	2006	**2005**
Cadres	2 537	2 453
Agents de maîtrise	2 146	2 148
Employés	469	503
Ouvriers	316	335
VRP	325	320
Total	5 793	5 759
dont apprentis	144	140
dont travailleurs extérieurs temporaires	190	178

Note 17. Dotations aux amortissements et provisions. - Les dotations aux amortissements et provisions d'exploitation se détaillent de la façon suivante :

(en millions d'euros)	**31/12/2006**	**31/12/2005**
Amortissements des immobilisations	57,9	53,5
Dépréciation de l'actif immobilisé	19,3	-
Dépréciation de l'actif circulant	3,0	2,0
Provisions pour risques et charges	12,3	11,1
Total	92,5	66,6

Note 18. Résultat financier. - Les produits financiers nets qui s'élèvent au 31 décembre 2006 à 1 316,2 millions d'euros contre 1 244,3 millions au 31 décembre 2005, comprennent principalement les éléments suivants :

(en millions d'euros)	**31/12/2006**	**31/12/2005**

Dividendes encaissés	1 410,8	1 303,7
Produits des autres créances et valeurs mobilières de placement	30,8	11,2
Charges d'intérêts sur emprunts	- 118,7	- 54,4
Résultats déficitaires réglés aux sociétés en nom collectif	- 2,6	- 11,9

Les « dotations / reprises nettes sur provisions et transferts de charge » s'élèvent au 31 décembre 2006, à 217,7 millions d'euros contre 165,7 millions au 31 décembre 2005 et concernent principalement :

(en millions d'euros)	31/12/2006	31/12/2005
Dotations nettes de reprises pour dépréciation des immobilisations financières hors actions propres contre reprises nettes au 31/12/2005	-17,6	0,6
Reprises de provisions pour dépréciation des actions propres	230,1	156,7
Reprises nettes de provisions pour risques et charges à caractère financier	1,8	5,3

Note 19. Résultat exceptionnel. - Le résultat exceptionnel s'élève à 17,2 millions d'euros et comprend notamment au titre des provisions pour risques et charges, la dotation de 23,8 millions d'euros et la reprise pour provisions non utilisées de 37,7 millions d'euros.

Note 20. Impôts sur les bénéfices. - Le produit d'impôt de l'exercice s'analyse ainsi :

(en millions d'euros)	31/12/2006	31/12/2005
Impôt sur le résultat courant	- 53,6	- 46,9
Impôt sur le résultat exceptionnel et la participation des salariés	- 12,6	- 12,2
Provisions nettes pour impôt	11,7	0,3
Impôt sur les bénéfices	- 54,5	- 58,8

L'application des dispositions fiscales s'est traduite par une augmentation du résultat de l'exercice de 3,1 millions d'euros, en raison principalement de la dotation aux provisions réglementées et des crédits d'impôt recherche, mécénat et famille.

Note 21. Accroissements ou allègements de la dette future d'impôts

(en millions d'euros)	DEBUT D'EXERCICE		VARIATIONS		FIN D'EXERCICE	
	Actif	Passif	Actif	Passif	Actif	Passif
Décalages temporaires						
Provisions réglementées		9,3	3,5	5,9		11,7
Charges non déductibles temporairement	129,3		21,3	106,5	44,1	
Charges déduites (ou produits imposés) fiscalement et non encore comptabilisés		0,7	3,0	3,0		0,7
Produits non taxables temporairement		0,6	0,2			0,4
Eléments à imputer						
Déficits, amortissements différés, ...						
Eléments de taxation éventuelle						
Réserve spéciale des plus-values à long terme		176,8				176,8

Les chiffres ont été calculés en tenant compte de la contribution sociale de 3,3 % majorant l'impôt sur les sociétés au taux normal et réduit.

Notes sur le tableau des flux de trésorerie.

Note 22. Variation du besoin en fonds de roulement d'exploitation. - La variation du besoin en fonds de roulement d'exploitation s'élève à 81,3 millions d'euros au 31 décembre 2006, contre (58,5) millions d'euros au 31 décembre 2005, elle se ventile de la manière suivante :

(en millions d'euros)	31/12/2006	31/12/2005

Stocks	7,8	- 3,5
Créances	40,5	- 52,3
Dettes	33,0	- 2,7
Total	81,3	- 58,5

Note 23. Variation des autres actifs financiers. - Cette ligne inclut les flux liés aux actions propres de l'exercice, classés en valeurs mobilières de placement.

Note 24. Trésorerie à la clôture. - La trésorerie à la clôture s'élève à 360,7 millions d'euros au 31 décembre 2006, contre 292,5 millions d'euros au 31 décembre 2005 et s'analyse de la manière suivante :

(en millions d'euros)	31/12/2006	31/12/2005
Disponibilités hors intérêts courus	362,0	294,7
Concours bancaires	- 1,3	- 2,2
Total	360,7	292,5

Tableau liste des filiales et participations au 31 décembre 2006.

(en milliers d'euros)

I. Renseignements détaillés	Capital	Réserves et report à nouveau avant affectation des résultats	Quote-part du capital détenu	Valeur comptable des titres détenus		Bénéfice ou perte du dernier exercice clos	Dividendes comptabilisés au cours de l'exercice
				Brute	Nette		
A. Principales filiales françaises							
(plus de 50 % du capital détenu)							
Areca & Cie	35	1	99,78	35	35	-89	*
Banque RE.GE.FI.	19 250	62 389	100	75 670	75 670	9 382	13 728
Beauté Créateurs	4 612	162	50	3 425	3 425	-1 054	2 902
Biotherm Distribution & Cie	182	415	99,9	472	472	5 457	3 126
Centrex	1 800	30	100	3 532	3 532	17	*
Chimex	1 958	25 702	100	21 501	21 501	3 296	*
Cosmetique Active France	21	4 724	69,91	130	130	17 222	12 250
Cosmetique Active International	17	4 119	87,94	15	15	9 701	5 447
Cosmetique Active Production	186	15 861	80,14	5 081	5 081	6 646	*
Crea Mundi	552	85	100	45 422	45 422		
Episkin	6 662	0	100	6 662	6 662	-346	*
Exclusive Signatures International	10	0	99	10	10	98	*
Fapagau & Cie	15	5 912	79	12	12	6 543	*
Faprogi	15	6 012	59,9	9	9	2 386	*
Finval	2	0	99	2	2	930	*
Gemey Maybelline Garnier	50	1 438	66,61	34	34	50 118	32 397
Gemey Paris-Maybelline NY	35	7 879	99,96	46	46	17 158	17 486
Goldys International	15	0	99,9	15	15	0	*
Helena Rubinstein	30	1	99,95	46 661	46 661	4 173	3 783
Holdial	1	0	98	1	1	722	*
L & J RE	1 500	7 679	100	1 500	1 500	688	*
La Roche Posay Labo.Pharmaceutique	380	4 437	99,98	27 579	27 579	8 262	8 145
Laboratoire Garnier & Cie	580	2	99,97	5 784	5 784	5 851	4 781
Laboratoires Inneov	7 350	-748	50	9 800	2 582	-5 260	*
Lancome Parfums et beaute & Cie	1 192	1	100	3 235	3 235	-2 614	31 290
Lascad	18	340	99,17	18	18	42 965	37 165
Lehoux et Jacque	39	56	100	263	263	335	222
L'Oréal Produits de luxe France	63	4 087	74,33	46	46	18 217	13 540
L'Oréal Produits de Luxe International	76	2 872	99,2	76	76	49 771	40 103
Par-Bleue	2	0	99	2	2	-994	*
Parfums Cacharel & Cie	1	1	99	2	2	-508	*

Parfums Guy Laroche	332	5 370	100	1 656	1 656	70	0
Parfums Paloma Picasso & Cie	2	0	99	2	2	-50	*
Parfums Ralph Lauren	2	0	99	2	2	-58	*
Prestige & Collections Iinternational	32	3 952	56,67	18	18	13 936	5 810
Sicos & Cie	375	8 450	80	999	999	4 356	*
Société de Développement Artistique	2	0	99	2	2	3 744	*
Soprocos	8 250	10 210	100	11 904	11 904	1 378	1 421
Soproreal	15	8 629	99,9	15	15	1 076	*
Sparlys	750	1 498	100	3 826	3 826	978	929
Viktor et Rolf Parfums	2	0	99	1	1	-639	*
B. Principales participations françaises							
(moins de 50 % du capital détenu)							
Galderma International	932	72 368	26,67	2	2	-9 050	*
Groupement Plessis Mornay	2 453	1	n/s	1	1	-24	*
Inneov France	150	-1 214	n/s	n/s	n/s	-3 162	*
Laboratoire Sanoflor	1 143	2 107	0,04	15	15	-97	*
La Roche Posay Dermato Cosmétique	2		1	0	0	0	*
Sanofi-Aventis	2 718 869	**	10,52	512 853	512 853	**	217 423
A. Principales filiales étrangères							
(plus de 50 % du capital détenu)							
Aofi (Anglo Overseas Finance) (Inde)	2 333	-52	100	4 306	2 247	-1	*
Avenamite S.A. (Espagne)	242	48	100	6 216	6 216	91	154
Beautycos International CO. LTD (Chine)	41 984	7 189	90	44 313	44 313	10	*
Beautylux Intern.Cosm (Shang Hai) Chine	5 629	-7 665	100	16 871	16 871	1 639	*
Beautytech Intern.Cosm (YiShang) Chine	3 070	-5 633	100	131 239	131 239	876	*
Biotherm (Monaco)	152	17	99,8	3 545	3 545	1 777	2 907
Caribel Fragrances INC (Porto Rico)	0	0	100	0	0	0	*
Club Createurs Beaute Japon K.K	4 309	-6 386	50	2 173	802	-490	*
Cosmelor LTD (Japon)	3 554	19 413	100	35 810	35 810	857	451
Cosmephil Holdings Corpo. (Philippines)	171	-143	100	400	14	0	*
Cosmetica Activa Portugal LTDA	75	15	95	709	709	2 960	1 972
Cosmetique Active Belgilux (Belgique)	3 240	1 323	86,71	3 423	3 423	2 985	2 805
Cosmetique Active Hellas (Grece)	705	322	99,97	14 468	14 468	5 484	4 858
Cosmetique Active Ireland LTD (Irlande)	82	161	100	732	732	531	*
Cosmetique Active Osterreich (Autriche)	75	64	100	1 579	1 579	2 628	2 502
Cosmetique Active Suisse	32	319	100	4 645	4 645	3 022	2 814
Elebelle (Proprietary) Ltd (Afrique du sud)	806	50 119	100	61 123	49 123	0	*
Erwiton (Uruguay)	739	80	100	17	17	3 767	6 909
Galderma Pharma S.A.(Suisse)	31 388	375 064	50	10 124	10 124	75 572	*
Kosmepol SP ZOO (Pologne)	38 844	18 444	99,73	48 965	48 965	2 924	*
Lai Mei Cosmetics Int Trading (Chine)	9 500	2 820	100	11 197	11 197	12 546	8 856
Lancarome A/S (Danemark)	403	-8	100	953	953	4 402	3 815
Le Club des Createurs de Beaute (Belgique)	250	-545	50	251	0	-548	*
Le Club des Createurs de Beaute (Taiwan)	234	-19	50	328	32	-372	*
L'Oréal Adria	131	1 331	100	1 503	1 503	299	265
L'Oréal Argentina Sociedad anonima	13 081	8 327	100	81 068	35 154	4 568	2 986
L'Oréal Australia	2 711	15 616	100	18 794	18 794	19 843	20 332
L'Oréal Balkan (Serbie)	1 241	255	100	1 285	1 285	62	*
L'Oréal Baltic (Lettonie)	387	3 441	100	529	529	1 850	*
L'Oréal Belgilux (Belgique)	10 000	26 519	99,99	35 583	35 583	24 743	22 255
L'Oréal Bulgaria	102	0	100	102	102	10	*
L'Oréal Canada INC.	1 784	12 988	100	144 226	144 226	63 429	44 854
L'Oréal Ceska Republica.(Rep.Tcheque)	8 936	-1 394	100	8 678	8 678	4 140	*
L'Oréal Chile (Chili)	20 888	3 217	100	43 784	42 398	10 596	6 781

L'Oréal China CO. LTD (Chine)	23 745	-26 822	100	37 482	37 482	-58	*
L'Oréal Colombia (Colombie)	1 931	1 973	94	6 395	4 757	79	77
L'Oréal Danmark A/S (Danemark)	269	5 195	100	7 382	7 382	6 933	6 525
L'Oréal Deutschland GmbH Allemagne	12 647	57 116	99,99	71 832	71 832	102 435	84 103
L'Oréal Espana S.A. (Espagne)	59 911	67 849	63,86	228 809	228 809	59 773	39 606
L'Oréal Finland OY (Finlande)	673	13	100	1 280	1 280	8 269	6 976
L'Oréal Guatemala SA	1 044	1 068	100	2 162	2 162	427	1 671
L'Oréal Hellas (Grece)	3 465	4 552	77,41	2 112	2 112	12 000	8 716
L'Oréal Hong Kong Limited	3	2 496	99,97	604	604	43 862	40 871
L'Oréal India Private Limited	39 908	-25 245	100	54 902	19 971	3 974	*
L'Oréal Investments B.V. (Pays-Bas)	18	8	100	18	18	0	*
L'Oréal Israel LTD	4 119	8 528	92,97	38 497	33 597	3 114	3 328
L'Oréal Italia SPA	153 818	29 859	100	161 801	161 801	78 147	77 201
L'Oréal Japan LTD (Japon)	370	-545	100	275	0	-27	*
L'Oréal Korea Limited (Corée du sud)	1 991	-3 326	100	20 794	0	-3 296	*
L'Oréal Liban SAL	3 139	978	99,88	7 698	7 698	1 652	2 057
L'Oréal Luxe Producten Nederland B.V.	908	0	100	1 937	1 937	6 784	10 822
L'Oréal Luxury Products Norge (Norvège)	298	397	100	853	853	2 058	1 664
L'Oréal Luxury Products Sverige (Suède)	110	123	100	108	108	2 441	2 108
L'Oréal Magyarorszag Kosmetikai Kft (Hongrie)	4 249	1 190	100	7 815	7 815	2 205	1 217
L'Oréal Malaysia SDN BHD (Malaisie)	4 749	684	94,34	6 456	6 456	5 421	3 553
L'Oréal Mexico S.A de C.V	2 349	29 016	100	8 443	8 443	38 751	38 169
L'Oréal Middle East (Emirats Arabes)	2 156	1 074	100	2 507	2 507	12 987	7 718
L'Oréal NederlandBV (Pays-Bas)	34	3	100	4 894	4 894	18 385	16 549
L'Oréal New Zealand Limited	42	1 669	100	624	624	4 393	3 774
L'Oréal Norge A/S (Norvège)	1 144	1 617	100	3 198	3 198	9 177	8 380
L'Oréal Osterreich gmbh (Autriche)	2 785	305	100	2 240	2 240	8 882	7 613
L'Oréal Panama	159	-91	100	168	168	1 799	*
L'Oréal Peru (Pérou)	2 096	323	100	3 739	3 307	880	558
L'Oréal Philippines INC.	2 062	617	95,38	12 478	2 481	-327	*
L'Oréal Polska Sp. Z.O.O. (Pologne)	21 686	19 072	100	38 210	38 210	19 763	13 163
L'Oréal Portugal LDA	114	2 501	99,08	1 369	1 369	11 966	9 043
L'Oréal Produits de Luxe Portugal LDA	250	50	99,9	317	317	4 254	3 481
L'Oréal Produits de Luxe Belgique	250	760	99,97	2 885	2 885	7 192	7 908
L'Oréal Produits de Luxe Hellas A.E	1 026	1 616	99,89	2 135	2 135	4 418	5 241
L'Oréal Produits de Luxe Suisse	257	815	100	556	556	3 069	3 080
L'Oréal Romania SRL (Roumanie)	2 187	1 016	100	5 883	5 883	2 232	1 217
L'Oréal Singapore PTE LTD (Singapour)	1 165	-45	100	18 991	18 991	5 976	5 708
L'Oréal Slovenija kosmetica d.o.o.(Slovénie)	465	416	100	856	856	2 202	1 855
L'Oréal Slovensko s.r.o. (Slovaquie)	1 598	76	100	1 673	1 673	2 567	1 806
L'Oréal Suisse	193	945	100	116 776	116 776	14 843	15 207
L'Oréal Sverkge AB (Suède)	1 927	3 781	100	2 139	2 139	8 075	7 917
L'Oréal Taiwan (Taiwan)	16 408	-12 761	100	40 942	37 572	13 620	*
L'Oréal Thailand	3 992	-2 839	100	5 238	4 746	1 742	*
L'Oréal Turkiye Kozmetik Sanayi Ve Ticar	16 235	1 223	100	22 207	22 207	8 176	5 517
L'Oréal UK LTD	24 740	3 333	100	47 372	47 372	81 286	73 836
L'Oréal Ukraine	1 483	-1 241	100	1 390	1 390	1 804	*
L'Oréal Uruguay	5 349	-3 120	100	5 435	1 474	-1 276	*
L'Oréal USA INC.	4 402	1 253 901	100	2 875 385	2 875 385	268 353	205 779
L'Oréal Venezuela C.A.	1 733	-631	100	12 502	7 021	3 076	3 064
Maybelline Suzhou Cosmetics (Chine)	53 652	-33 950	66,75	49 601	19 371	9 789	*
Nihon L'Oréal KK (Japon)	138 845	10 402	100	377 752	363 752	3 845	*
P.T. L'Oréal Indonesia	1 510	-129	99	2 305	1 906	460	*
P.T. Yasulor Indonesia	4 769	10 981	99,98	40 854	15 871	-677	*

Parbel Of Florida INC. (U.S.A.)	40	-255	100	100 317	100 317	26 037	23 217
Parmobel LTD (Chypre)	572	-3 689	100	34 776	34 776	4 080	7 817
Procosa Productos de Beleza LTDA (Brésil)	102 462	49 536	100	170 243	170 243	27 238	10 488
Scental Limited (Hong Kong)	5	168	100	8	8	0	*
Sofamo (Monao)	160	2 186	99,97	1 851	1 851	595	956
The Body Shop International PLC***	15 914	306 016	100	992 445	992 445	-9 928	
Venprobel (Venezueal)	20	-222	100	2 722	0	0	*
Yue-Sai Kan Cosmetics (Shenzhen) Chine	4 167	6 040	100	168 708	168 708	489	*
B. Principales participations étrangères							
(moins de 50 % du capital détenu)	n/s	n/s	n/s	n/s	n/s	n/s	n/s

** Les SNC, GIE et Sociétés Civiles, non intégrés fiscalement, distribuent la totalité de leurs résultats*

*** Sanofi-Aventis : données non disponibles*

**** The Body Shop International PLC : données publiées au 25/02/2006*

Pour les filiales et participations étrangères, le capital, les réserves et le report à nouveau ont été convertis en milliers d'euros globalement aux taux de clôture, les bénéfices ou pertes ont été convertis au taux moyen de l'année.
Il est précisé que la liste des sociétés ci-dessus présente un caractère incomplet.

Renseignements globaux sur toutes les filiales et participations.

	Filiales		**Participations**	
	Françaises	**Etrangères**	**Françaises**	**Etrangères**
Valeur comptable des titres détenus :				
- Brute réévaluée	278 609	6 724 594	512 870	1
- Nette	270 495	6 502 328	512 870	1
Montant des prêts et avances accordés	78 849	10 622		
Montant des cautions et avals donnés	643 314	2 733		
Montant des dividendes comptabilisés	234 648	937 492	217 423	0

VII. – Rapport général des commissaires aux comptes sur les comptes annuels.

En exécution de la mission qui nous a été confiée par votre Assemblée Générale, nous vous présentons notre rapport relatif à l'exercice clos le 31 décembre 2006, sur :

- le contrôle des comptes annuels de la société L'Oréal, tels qu'ils sont joints au présent rapport ;
- la justification des appréciations ;
- les vérifications spécifiques et les informations prévues par la loi.

Les comptes annuels ont été arrêtés par le Conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.
Opinion sur les comptes annuels. - Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en oeuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.
Nous certifions que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.
Justification des appréciations. - En application des dispositions de l'article L.823-9 du Code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance l'élément suivant : l'évaluation des titres de participation et des avances consolidables a été effectuée en conformité avec les méthodes comptables décrites dans la note « Principes Comptables – Immobilisations Financières – Titres de participation et avances consolidables » de l'annexe. Dans le cadre de nos travaux, nous avons revu le caractère approprié de ces méthodes comptables et, pour ce qui concerne les estimations, le caractère raisonnable des hypothèses retenues et des évaluations qui en résultent.
Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes annuels, pris dans leur ensemble, et ont donc contribué à la formation de notre opinion, exprimée dans la première partie de ce rapport.
Vérifications et informations spécifiques. - Nous avons également procédé, conformément aux normes professionnelles applicables en France, aux vérifications spécifiques prévues par la loi.
Nous n'avons pas d'observation à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du Conseil d'administration et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels, la sincérité des informations données dans le rapport de gestion relatives aux rémunérations et avantages versés aux mandataires sociaux concernés ainsi qu'aux engagements consentis en leur faveur à l'occasion de la prise, de la cessation ou du changement de fonctions ou postérieurement à celles-ci.
En application de la loi, nous nous sommes assurés que les diverses informations relatives aux prises de participation et de contrôle et à l'identité des détenteurs du capital et des droits de vote vous ont été communiqués dans le rapport de gestion.

Fait à Neuilly-sur-Seine, le 15 février 2007

Les Commissaires aux comptes :

Pricewaterhouse Coopers Audit
ETIENNE BORIS ;

Deloitte & Associés
ETIENNE JACQUEMIN.

B. – Comptes consolidés.

I. - Bilans consolidés comparés.

(En millions d'euros)

Actif	Notes	31.12.2006	31.12.2005	31.12.2004
Actifs non courants		19 155,4	18 686,0	15 734,0
Ecarts d'acquisition	10	4 053,9	3 837,1	3 513,8
Autres immobilisations incorporelles	11	1 792,8	1 201,0	1 064,9
Immobilisations corporelles	13	2 628,4	2 466,0	2 185,0
Actifs financiers non courants	14	10 168,5	10 757,1	8 542,4
Titres mis en équivalence		82,0		
Impôts différés actifs	8	429,8	424,8	427,9
Actifs courants		5 627,6	5 200,1	4 651,2
Stocks	15	1 404,4	1 261,8	1 123,4
Créances clients	16	2 558,5	2 379,7	2 063,4
Autres actifs courants	17	851,8	829,0	831,0
Impôts sur les bénéfices		31,7	66,4	57,2
Trésorerie et équivalents de trésorerie	18	781,2	663,2	576,2
Total		24 783,0	23 886,1	20 385,2

Passif	Notes	31.12.2006	31.12.2005	31.12.2004
Capitaux propres	19	14 624,2	14 657,2	11 825,4
Capital		127,9	131,7	135,2
Primes		958,5	953,9	953,5
Autres réserves		8 974,4	8 824,8	6 325,6
Eléments constatés directement en capitaux propres		5 066,9	5 197,2	3 031,0
Réserve de conversion		-70,3	214,0	-139,9
Actions auto-détenues		-2 496,3	-2 638,2	-2 450,9
Résultat net part du groupe		2 061,0	1 972,3	3 969,7
Capitaux propres - part du groupe		14 622,1	14 655,7	11 824,2
Intérêts minoritaires		2,1	1,5	1,2
Passifs non courants		3 396,9	2 460,5	3 218,8
Provisions pour retraites et autres avantages	20	837,9	960,6	995,6
Provisions pour risques et charges	21	154,1	157,0	188,0
Impôts différés passifs	8	512,5	914,7	1 322,2
Emprunts et dettes financières non courants	22	1 892,4	428,2	713,0

Passifs courants		6 761,9	6 768,4	5 341,0
Dettes fournisseurs		2 485,0	2 276,5	2 108,7
Provisions pour risques et charges	21	272,0	289,3	286,6
Autres passifs courants	24	1 613,9	1 523,2	1 310,9
Impôts sur les bénéfices		173,0	227,3	203,6
Emprunts et dettes financières courants	22	2 218,0	2 452,1	1 431,2
Total		24 783,0	23 886,1	20 385,2

II. - Comptes de résultat consolidés comparés.

(En millions d'euros)

	Notes	2006	2005	2004 pro forma (1)	2004
Chiffre d'affaires	3	15 790,1	14 532,5	13 641,3	13 641,3
Coût des ventes		-4 569,1	-4 347,3	-4 101,1	-4 101,1
Marge brute		11 221,0	10 185,2	9 540,2	9 540,2
Frais de recherche et développement		-532,5	-496,2	-466,6	-466,6
Frais publi-promotionnels		-4 783,0	-4 367,2	-4 176,9	-4 176,9
Frais commerciaux et administratifs		-3 309,4	-3 009,3	-2 844,3	-2 844,3
Résultat d'exploitation avant pertes et gains de change		2 596,1	2 312,5	2 052,4	2 052,4
Pertes et gains de change		-55,2	-46,5	36,5	36,5
Résultat d'exploitation		2 540,9	2 266,0	2 088,9	2 088,9
Autres produits et charges	6	-60,8	9,3	-126,2	2 728,3
Résultat opérationnel		2 480,1	2 275,3	1 962,7	4 817,2
Coût de l'endettement financier net	7	-115,9	-63,8	-43,1	-43,1
Autres produits et charges financiers		-3,6	-3,3	-3,9	-3,9
Dividendes Sanofi-Aventis		217,4	171,6	145,9	-
Quote-part du résultat net des sociétés mises en équivalence		-1,2	-0,7	-1,2	292,3
Résultat avant impôt		2 576,8	2 379,1	2 060,4	5 062,5
Impôts sur les résultats	8	-514,7	-405,9	-618,6	-1 089,7
Résultat net		2 062,1	1 973,2	1 441,8	3 972,8
dont :					
- part du groupe		2 061,0	1 972,3	1 438,7	3 969,7
- part des minoritaires		1,1	0,9	3,1	3,1
Résultat net par action part du groupe (euros)	9	3,36	3,13	2,22	6,13
Résultat net dilué par action part du groupe (euros)	9	3,35	3,13	2,21	6,11
Résultat net par action hors éléments non récurrents part du groupe (euros)	9	2,99	2,60	2,29	
Résultat net dilué par action hors éléments non récurrents part du groupe (euros)	9	2,98	2,60	2,29	

(1) Par souci de comparaison, le compte de résultat pro forma présenté est retraité pour prendre en compte la déconsolidation de Sanofi-Synthélabo au 1er janvier 2004 :
--en remplaçant la quote-part de résultat net de Sanofi-Synthélabo, soit 293,5 millions d'euros, par les dividendes perçus, soit 145,9 millions d'euros
--et en neutralisant la plus value de dilution nette d'impôt dégagée sur ces titres, soit 2 854,5 millions d'euros en brut et 471,1 millions d'euros d'impôt.

III. - Tableau de variation des capitaux propres consolidés (pro forma 2004).

(En millions d'euros)

	Nombre d'actions en circulation	Capital	Primes	Autres réserves et résultat	Eléments constatés directement en capitaux propres	Actions auto-détenues	Réserves de conversion	Capitaux propres part du groupe	Intérêts minoritaires	Capitaux propres
Situation au 31.12.2003	649 575 760	135,2	953,4	6 773,6	73,7	-1 792,6		6 143,3	8,3	6 151,6
Retraitement pro forma (1)				2 531,0	2 800,1			5 331,1		5 331,1
Situation au 31.12.2003	649 575 760	135,2	953,4	9 304,6	2 873,8	-1 792,6		11 474,4	8,3	11 482,7
Dividendes versés (hors actions propres)				-513,8				-513,8	-6,0	-519,8
Réserves de conversion							*-139,9*	*-139,9*	*-0,3*	*-140,2*
Actifs financiers disponibles à la vente					*174,0*			*174,0*		*174,0*
Couverture des flux de trésorerie					*-16,8*			*-16,8*	*-0,3*	*-17,1*
Variations reconnues directement en capitaux propres					157,2		-139,9	17,3	-0,6	16,7
Résultat consolidé de l'exercice				1 438,7				1 438,7	3,1	1 441,8
Total des produits et charges comptabilisés				1 438,7	157,2		-139,9	1 456,0	2,5	1 458,5
Rémunérations payées en actions				20,4				20,4		20,4
Variation nette des titres L'Oréal auto-détenus	-11 301 400					-658,3		-658,3		-658,3
Autres variations (2)			0,1	45,4				45,5	-3,7	41,8
Situation au 31.12.2004	638 274 360	135,2	953,5	10 295,3	3 031,0	-2 450,9	-139,9	11 824,2	1,2	11 825,4
Augmentation de capital	7 500	0,0	0,4					0,4		0,4
Annulation d'actions auto-détenues		-3,5		-980,9		984,4				
Dividendes versés (hors actions propres)				-518,8				-518,8	-0,6	-519,4
Réserves de conversion							*353,9*	*353,9*	*0,2*	*354,1*
Actifs financiers disponibles à la vente					*2 255,8*			*2 255,8*		*2 255,8*
Couverture des flux de trésorerie					*-89,6*			*-89,6*	*-0,1*	*-89,7*
Variations reconnues directement en capitaux propres					2 166,2		353,9	2 520,1	0,1	2 520,2
Résultat consolidé de l'exercice				1 972,3				1 972,3	0,9	1 973,2
Total des produits et charges comptabilisés				1 972,3	2 166,2		353,9	4 492,4	1,0	4 493,4
Rémunérations payées en actions				29,9				29,9		29,9
Variation nette des titres L'Oréal auto-détenus	-18 308 250			-0,9		-1 171,7		-1 172,6		-1 172,6
Autres variations				0,2				0,2	-0,1	0,1
Situation au 31.12.2005	619 973 610	131,7	953,9	10 797,1	5 197,2	-2 638,2	214,0	14 655,7	1,5	14 657,2
Augmentation de capital	76 000	0,0	4,6					4,6		4,6
Annulation d'actions auto-détenues		-3,8		-1 255,6		1 259,4		-		-
Dividendes versés (hors actions propres)				-616,1				-616,1	-0,9	-617,0
Réserves de conversion							*-284,3*	*-284,3*	*0,2*	*-284,1*
Actifs financiers disponibles à la vente					*-194,5*			*-194,5*		*-194,5*
Couverture des flux de trésorerie					*64,2*			*64,2*		*64,2*
Variations reconnues directement en capitaux propres					-130,3		-284,3	-414,6	0,2	-414,4
Résultat consolidé de l'exercice				2 061,0				2 061,0	1,1	2 062,1
Total des produits et charges comptabilisés				2 061,0	-130,3		-284,3	1 646,4	1,3	1 647,7

Rémunérations payées en actions				49,4				49,4		49,4
Variation nette des titres L'Oréal auto-détenus	-14 327 500			-1,5		-1 117,5		-1 119,0		-1 119,0
Autres variations				1,1				1,1	0,2	1,3
Situation au 31.12.2006	605 722 110	127,9	958,5	11 035,4	5 066,9	-2 496,3	-70,3	14 622,1	2,1	14 624,2

(1) Par souci de comparaison, la situation nette au 31 décembre 2003 pro forma est retraitée pour prendre en compte la déconsolidation de Sanofi-Synthélabo à cette date.
(2) Les autres variations concernent essentiellement pour 2004 les ajustements liés au passage aux normes IFRS de Sanofi-Synthélabo ainsi qu'une reprise de provision pour risques relatifs aux passifs sociaux initialement dotée en contrepartie des capitaux propres pour 36,9 millions d'euros

IV. - Tableau de variation des capitaux propres consolidés.

(En millions d'euros)

	Nombre d'actions en circulation	Capital	Primes	Autres réserves et résultat	Eléments constatés directement en capitaux propres	Actions auto-détenues	Réserves de conversion	Capitaux propres part du groupe	Intérêts minoritaires	Capitaux propres
Situation au 31.12.2003	649 575 760	135,2	953,4	6 773,6	73,7	-1 792,6		6 143,3	8,3	6 151,6
Dividendes versés (hors actions propres)				-513,8				-513,8	-6,0	-519,8
Réserves de conversion							*-139,9*	*-139,9*	*-0,3*	*-140,2*
Actifs financiers disponibles à la vente					*2 974,1*			*2 974,1*		*2 974,1*
Couverture des flux de trésorerie					*-16,8*			*-16,8*	*-0,3*	*-17,1*
Variations reconnues directement en capitaux propres					2 957,3		-139,9	2 817,4	-0,6	2 816,8
Résultat consolidé de l'exercice				3 969,7				3 969,7	3,1	3 972,8
Total des produits et charges comptabilisés				3 969,7	2 957,3		-139,9	6 787,1	2,5	6 789,6
Rémunérations payées en actions				20,4				20,4		20,4
Variation nette des titres L'Oréal auto-détenus	-11 301 400					-658,3		-658,3		-658,3
Autres variations (1)			0,1	45,4				45,5	-3,7	41,8
Situation au 31.12.2004	638 274 360	135,2	953,5	10 295,3	3 031,0	-2 450,9	-139,9	11 824,2	1,2	11 825,4
Augmentation de capital	7 500	0,0	0,4					0,4		0,4
Annulation d'actions auto-détenues		-3,5		-980,9		984,4				
Dividendes versés (hors actions propres)				-518,8				-518,8	-0,6	-519,4
Réserves de conversion							*353,9*	*353,9*	*0,2*	*354,1*
Actifs financiers disponibles à la vente					*2 255,8*			*2 255,8*		*2 255,8*
Couverture des flux de trésorerie					*-89,6*			*-89,6*	*-0,1*	*-89,7*
Variations reconnues directement en capitaux propres					2 166,2		353,9	2 520,1	0,1	2 520,2
Résultat consolidé de l'exercice				1 972,3				1 972,3	0,9	1 973,2
Total des produits et charges comptabilisés				1 972,3	2 166,2		353,9	4 492,4	1,0	4 493,4
Rémunérations payées en actions				29,9				29,9		29,9
Variation nette des titres L'Oréal auto-détenus	-18 308 250			-0,9		-1 171,7		-1 172,6		-1 172,6
Autres variations				0,2				0,2	-0,1	0,1
Situation au 31.12.2005	619 973 610	131,7	953,9	10 797,1	5 197,2	-2 638,2	214,0	14 655,7	1,5	14 657,2
Augmentation de capital	76 000	0,0	4,6					4,6		4,6
Annulation d'actions auto-détenues		-3,8		-1 255,6		1 259,4		-		-
Dividendes versés (hors actions propres)				-616,1				-616,1	-0,9	-617,0

Réserves de conversion							*-284,3*	*-284,3*	*0,2*	*-284,1*
Actifs financiers disponibles à la vente					*-194,5*			*-194,5*		*-194,5*
Couverture des flux de trésorerie					*64,2*			*64,2*		*64,2*
Variations reconnues directement en capitaux propres					-130,3		-284,3	-414,6	0,2	-414,4
Résultat consolidé de l'exercice				2 061,0				2 061,0	1,1	2 062,1
Total des produits et charges comptabilisés				2 061,0	-130,3		-284,3	1 646,4	1,3	1 647,7
Rémunérations payées en actions				49,4				49,4		49,4
Variation nette des titres L'Oréal auto-détenus	-14 327 500			-1,5		-1 117,5		-1 119,0		-1 119,0
Autres variations				1,1				1,1	0,2	1,3
Situation au 31.12.2006	605 722 110	127,9	958,5	11 035,4	5 066,9	-2 496,3	-70,3	14 622,1	2,1	14 624,2

(1) Concernent les ajustements liés au passage aux normes IFRS de Sanofi-Synthélabo ainsi qu'une reprise de provision pour risques relatifs aux passifs sociaux initialement dotée en contrepartie des capitaux propres pour 36,9 millions d'euros.

V. - Tableaux des flux de trésorerie consolidés comparés.

(En millions d'euros)

	2006	2005	2004 pro forma (1)	2004
Flux de trésorerie liés à l'activité				
Résultat net part du groupe	2 061,0	1 972,3	1 438,7	3 969,7
Intérêts minoritaires	1,1	0,9	3,1	3,1
Elimination des charges et des produits sans incidence sur la trésorerie ou non liés à l'activité :				
amortissements et provisions	579,4	426,9	413,2	413,2
variation des impôts différés	-273,3	-290,1	-19,2	451,9
charge de rémunération des plans de stock-options	49,4	29,9	20,4	20,4
plus ou moins values	-8,5	-11,4	62,7	62,7
plus-value de dilution Sanofi-Aventis		-		-2 854,5
quote part de résultat des sociétés mises en équivalence nette des dividendes reçus	1,2	0,7	1,3	-146,3
autres opérations sans incidence sur la trésorerie	-	0,4	2,5	2,5
Marge brute d'autofinancement	2 410,3	2 129,6	1 922,8	1 922,8
Variation du besoin en fonds de roulement lié à l'activité	65,6	-35,7	-76,4	-76,4
Flux de trésorerie généré par l'activité (A)	2 475,9	2 093,9	1 846,4	1 846,4
Flux de trésorerie liés aux opérations d'investissement				
Acquisitions d'immobilisations corporelles et incorporelles	-745,2	-662,3	-677,1	-677,1
Cessions d'immobilisations corporelles et incorporelles	28,9	11,9	32,2	32,2
Variation des autres actifs financiers (y compris les titres non consolidés)	-3,9	-37,7	-11,6	-11,6
Incidence des variations de périmètre	-1 065,7	-181,7	-465,4	-465,4
Flux net de trésorerie lié aux opérations d'investissement (B)	-1 785,9	-869,8	-1 121,9	-1 121,9

Flux de trésorerie liés aux opérations de financement				
Dividendes versés	-633,8	-563,3	-542,9	-542,9
Augmentation de capital de la société mère	4,6	0,4		
Valeur de cession/(acquisition) des actions auto-détenues	-1 119,0	-1 193,9	-637,0	-637,0
Emission (remboursement) d'emprunts à court terme	209,3	582,0	382,9	382,9
Emission d'emprunts long terme	1 563,5	100,0	50,0	50,0
Remboursement d'emprunts long terme	-577,0	-85,0	-111,9	-111,9
Flux net de trésorerie lié aux opérations de financement €	-552,4	-1 159,8	-858,9	-858,9
Incidence des variations de cours des devises et de juste valeur (D)	-19,6	22,7	-8,8	-8,8
Variation de trésorerie (A+B+C+D)	118,0	87,0	-143,2	-143,2
Trésorerie d'ouverture €	663,2	576,2	719,4	719,4
Trésorerie de clôture (A+B+C+D+E)	781,2	663,2	576,2	576,2

(1) Par souci de comparaison, les tableaux de flux de trésorerie pro forma présentés sont retraités pour prendre en compte la déconsolidation de Sanofi-Synthélabo au 1er janvier 2004 :
-- en remplaçant la quote-part de résultat net de Sanofi-Synthélabo par les dividendes perçus
-- et en neutralisant la plus value de dilution nette d'impôt dégagée sur ces titres.

Les impôts payés s'élèvent à 725,6 millions d'euros, 688,3 millions d'euros et 644,3 millions d'euros respectivement pour les exercices 2006, 2005 et 2004.
Les intérêts payés s'élèvent à 133,9 millions d'euros, 82,5 millions d'euros et 69,3 millions d'euros respectivement pour les exercices 2006, 2005 et 2004.
Les dividendes reçus s'élèvent à 217,4 millions d'euros, 171,6 millions d'euros et 145,9 millions d'euros respectivement pour les exercices 2006, 2005 et 2004.

VI. - Notes Annexes.

Note 1 - Principes comptables.

Les comptes consolidés de L'Oréal et de ses filiales ("le groupe") qui sont publiés au titre de l'exercice 2006, sont établis conformément au référentiel IFRS, International Financial Reporting Standards, tel qu'adopté dans l'Union Européenne au 31 décembre 2006.
Le Conseil d'Administration a arrêté les états financiers consolidés au 31 décembre 2006, le 14 février 2007. Les comptes ne seront définitifs qu'après leur approbation par l'Assemblée Générale des actionnaires qui se tiendra le 24 avril 2007.
Les comptes consolidés de L'Oréal et de ses filiales ("le groupe"), publiés avant l'exercice 2005, étaient établis depuis le 1er janvier 2000 en conformité avec les "nouvelles règles et méthodes comptables relatives aux comptes consolidés", approuvées par arrêté du 22 juin 1999 portant homologation du règlement 99-02 du Comité de la Réglementation Comptable.
Les normes IFRS ont été appliquées avec effet rétrospectif au 1er janvier 2004, à l'exception de certaines exemptions prévues dans la norme IFRS 1 sur la première application des normes IFRS :
-- non-retraitement des regroupements d'entreprise antérieurs au 1er janvier 2004 ;
-- comptabilisation dans les capitaux propres d'ouverture des écarts actuariels relatifs aux retraites et avantages assimilés existants au 1er janvier 2004 ;
-- reclassement des réserves de conversion au 1er janvier 2004 dans les réserves consolidées ;
-- non réévaluation des immobilisations corporelles au 1er janvier 2004 ;
-- non comptabilisation des plans d'options d'achat ou de souscription d'actions antérieurs au 7 novembre 2002.
Par ailleurs, les normes IAS 32 et 39 relatives aux instruments financiers ont été appliquées à compter du 1er janvier 2004 par souci de comparaison.
L'amendement d'IAS39 "Comptabilité de couverture de flux futurs de transactions intragroupe" obligatoire à compter du 1er janvier 2006 a été appliqué.
Aucune application anticipée des normes comptables ou amendements de normes existantes au 31 décembre 2006 dont la date d'application effective est postérieure au 1er janvier 2007, n'a été effectuée.
Le groupe est concerné par les normes et amendements de normes suivants :
-- IFRS 7 : "Instruments financiers : information à fournir et présentation"
-- IFRS 8 : "Segments opérationnels"
-- amendement de la norme IFRS 2 "paiements fondés sur les actions"
Le groupe étudie actuellement les impacts sur les notes aux états financiers des deux nouvelles normes IFRS 7 et 8. L'amendement d'IFRS 2 n'impacte pas les comptes du groupe.

1.1 - Utilisation d'estimations.

L'établissement des états financiers consolidés conformément aux normes comptables internationales, nécessite que le groupe procède à des estimations et utilise certaines hypothèses susceptibles d'impacter la valeur des actifs, passifs, capitaux propres et résultat du groupe.
Ces estimations et hypothèses portent essentiellement sur les évaluations des écarts d'acquisition et des autres actifs incorporels, les provisions, les engagements de retraite, les impôts différés et la valorisation des paiements en actions. Les estimations utilisées par le groupe sur ces différents thèmes sont détaillées dans les notes spécifiques se rapportant à chaque problématique.

1.2 - Périmètre et méthodes de consolidation.
Toutes les sociétés comprises dans le périmètre clôturent leur exercice ou procèdent à un arrêté au 31 décembre.
Les sociétés du groupe dans lesquelles la société mère L'Oréal exerce directement ou indirectement un contrôle exclusif sont consolidées par intégration globale.

Les sociétés du groupe contrôlées conjointement, avec un nombre limité d'autres actionnaires en vertu d'un accord contractuel, sont consolidées par intégration proportionnelle.
Les sociétés sur lesquelles le groupe exerce une influence notable sont consolidées par mise en équivalence.

1.3 - Méthode de conversion.

1.3.1 - Comptabilisation des opérations en devises dans les comptes des sociétés consolidées.

Les transactions libellées en devises sont converties au taux de change en vigueur au moment de la transaction.
Les créances et les dettes libellées en devises sont converties au taux de change en vigueur à la clôture. Les écarts de conversion en résultant sont inscrits en résultat.
En matière de change, des contrats à terme et des options sont négociés afin de couvrir les transactions commerciales comptabilisées au bilan comme couvertures de juste valeur et les flux de trésorerie sur opérations commerciales futures comptabilisés comme couvertures de flux futurs dont la réalisation est jugée hautement probable.
Tous les instruments dérivés de couverture de change sont comptabilisés au bilan à leur valeur de marché, même ceux couvrant les achats et ventes de la période suivante. Si la relation de couverture de flux futurs est dûment documentée et l'efficacité démontrée, la variation de juste valeur de ces instruments de couverture est comptabilisée de la façon suivante :
-- la variation de la valeur de marché liée aux variations de la valeur temps (points de terme pour les changes à terme et valeur temps des options) est comptabilisée en résultat ;
-- la variation de la valeur de marché liée aux variations du cours comptant entre la date de mise en place de la couverture et la date de clôture est comptabilisée en capitaux propres et le montant accumulé en capitaux propres impacte le résultat à la date de réalisation des transactions couvertes. Toute inefficacité résiduelle est reconnue directement en résultat.

En application de la comptabilité de couverture, l'écart de change relatif aux stocks non encore vendus est différé au bilan dans les stocks. De même, lorsque les immobilisations achetées en devise font l'objet d'une couverture de change, elles sont valorisées au bilan sur la base du cours de couverture.
Le groupe peut être amené à couvrir certains investissements dans des entreprises étrangères. Les pertes ou gains de change relatifs à ces couvertures affectent directement les capitaux propres consolidés, dans le poste « réserves de conversion ».

1.3.2 - Conversion des états financiers des filiales étrangères.

Les actifs et passifs des filiales étrangères sont convertis sur la base des cours de change constatés à la clôture. Les éléments de leur compte de résultat sont convertis au cours moyen de la période.
La différence de conversion qui en résulte est portée directement en capitaux propres au poste *Réserves de conversion*, pour la part revenant au groupe et au poste *Intérêts minoritaires*, pour la part revenant aux tiers. Cette différence n'impacte le résultat qu'au moment de la cession de la société.

1.3.3 - Evaluation des écarts d'acquisition en devise.

Les écarts d'acquisition dégagés sur des sociétés étrangères sont considérés comme des actifs et passifs de la société étrangère et sont donc exprimés dans la monnaie de fonctionnement de l'entité et convertis au cours de clôture. Les écarts d'acquisition constatés antérieurement au 1er janvier 2004 ont été conservés en euros, au cours historique.

1.4 - Chiffre d'affaires.

Le chiffre d'affaires est reconnu dès lors que les risques et avantages inhérents à la propriété des biens ont été transférés au client.
Les remises, ristournes et retours de produits sont comptabilisés en déduction du chiffre d'affaires, tout comme les avantages accordés aux distributeurs ou consommateurs, résultant en une sortie de trésorerie tels que la coopération commerciale, les coupons, les escomptes et les programmes de fidélisation.
Les remises, ristournes, provisions pour retours et avantages accordés aux clients sont comptabilisés simultanément à la reconnaissance des ventes, lorsqu'ils peuvent être estimés de façon raisonnablement fiable, en se basant sur les données statistiques issues de l'expérience passée et sur les conditions contractuelles.

1.5 - Coût des ventes.

Le coût de revient des ventes comprend principalement le coût de revient industriel des produits vendus, les coûts de distribution des produits aux clients y compris les frais de transports et de livraison des marchandises vers les clients, soit directement soit indirectement par l'intermédiaire de dépôts, ainsi que les coûts de dépréciation des stocks et les redevances versées à des tiers.

1.6 - Frais de recherche et de développement.

Les dépenses engagées pendant la phase de recherche sont comptabilisées en charges de la période au cours de laquelle elles sont encourues.
Les dépenses engagées pendant la phase de développement sont activées en *Immobilisations incorporelles* uniquement si elles satisfont l'ensemble des critères suivants conformément à la norme IAS 38 :
-- le projet est clairement identifié et les coûts qui s'y rapportent sont individualisés et suivis de façon fiable ;
-- la faisabilité technique du projet est démontrée ;
-- l'intention et la capacité de terminer le projet et d'utiliser ou vendre les produits issus de ce projet, sont démontrées ;
-- les ressources nécessaires pour mener le projet à son terme et pour l'utiliser ou le vendre sont disponibles ;
-- le groupe peut démontrer que le projet générera des avantages économiques futurs probables, comme l'existence d'un marché potentiel pour la production issue de ce projet ou son utilité en interne est démontrée.

Compte tenu du nombre très important de projets de développement et des aléas liés à la décision du lancement des produits concernés par ces projets, L'Oréal considère que certains critères d'activation ne sont dès lors pas remplis.
Les frais de développement des logiciels à usage interne sont capitalisés pour les phases de programmation, de codification et de tests. Les coûts des mises à jour importantes et des améliorations donnant lieu à des fonctionnalités supplémentaires sont également activés.
Les frais de développement capitalisés sont amortis à compter de la mise à disposition des logiciels dans l'entité concernée, sur la durée de vie probable d'utilisation, généralement entre 5 et 7 ans.

1.7 - Frais publi-promotionnels.

Ils incluent principalement les dépenses engagées pour faire connaître et assurer la promotion des produits auprès des clients ou des consommateurs. Ces coûts sont comptabilisés dans les charges de l'exercice au cours duquel ils sont encourus.

1.8 - Frais commerciaux et administratifs.

Ils regroupent essentiellement les forces de vente et leur encadrement, les équipes marketing, les services administratifs ainsi que les frais généraux et les charges de stocks options.

1.9 - Pertes et gains de change.

Les pertes et gains de change inclus dans cette ligne concernent les écarts de change constatés sur les charges et produits d'exploitation en devises valorisés au cours du jour de la transaction et leur cours de règlement, après prise en compte des dérivés de couverture. En outre, la variation de la valeur temps des instruments dérivés de couverture est systématiquement comptabilisée en résultat, y compris pour les primes d'options (note 1.2).

1.10 - Résultat d'exploitation.

Le résultat d'exploitation correspond à la marge brute diminuée des frais de recherche et développement, des frais publi-promotionnels, des frais commerciaux et administratifs ainsi que des pertes et gains de change sur les transactions commerciales.

1.11 - Autres produits et charges.

Le poste « autres produits et charges » inclut les résultats sur cessions des immobilisations corporelles et incorporelles, les dépréciations d'actifs et les coûts de restructuration.
Le coût des opérations de restructuration est intégralement provisionné dès lors qu'il résulte d'une obligation du groupe, vis-à-vis de tiers, ayant pour origine la décision prise par l'organe compétent et matérialisée avant la date de clôture par l'annonce de cette décision aux tiers concernés. Ce coût correspond essentiellement aux indemnités de licenciement, aux pré-retraites, aux coûts des préavis non effectués et coûts de formation des personnes devant partir et aux autres coûts liés aux fermetures de sites. Les mises au rebut d'immobilisations, dépréciations de stocks et autres actifs, liées directement à des mesures de restructuration, sont également comptabilisées dans les coûts de restructuration.

1.12 - Résultat opérationnel.

Le résultat opérationnel se calcule à partir du résultat d'exploitation et intègre les autres produits et charges tels que les résultats sur cessions des immobilisations corporelles et incorporelles, les dépréciations d'actifs et les coûts de restructuration.

1.13 - Coût de l'endettement financier net.

L'endettement financier net est constitué de l'ensemble des emprunts et dettes financières courants et non courants, diminué de la trésorerie et équivalents de trésorerie.
Le coût de l'endettement financier net est constitué des charges et des produits générés par les éléments constitutifs de l'endettement financier net pendant la période, y compris les résultats de couverture de taux d'intérêt et de change y afférents.

1.14 - Impôt sur les résultats.

La charge d'impôt sur les résultats correspond à la somme des impôts exigibles de chaque entité fiscale consolidée, corrigée des impositions différées. Celles-ci sont calculées sur toutes les différences temporelles entre la base fiscale et la base comptable consolidée des actifs et passifs, selon une approche bilantielle avec application du report variable.
Le retraitement des actifs et passifs liés aux contrats de location-financement donne lieu à comptabilisation d'un impôt différé.
Les impôts différés incluent les impôts non récupérables portant sur des distributions décidées ou probables.
Ils sont évalués en utilisant le taux d'impôt et les règles fiscales en vigueur à la clôture et applicables lorsque les différences temporaires se résorberont.
Les impôts différés actifs ne sont constatés sur des pertes fiscales reportables des entités consolidées que s'il est probable que les entités pourront les récupérer grâce à l'existence d'un bénéfice imposable attendu au cours de la période de validité des actifs d'impôts différés.
Le régime français d'intégration fiscale permet à certaines sociétés françaises du groupe de compenser leurs résultats imposables pour la détermination de la charge d'impôt d'ensemble, dont seule la société-mère intégrante, L'Oréal, reste redevable. Il existe par ailleurs des régimes d'intégration fiscale hors de la France.

1.15 - Immobilisations incorporelles.

1.15.1 - Ecarts d'acquisition.

Les regroupements d'entreprises sont comptabilisés selon la méthode de l'acquisition. Les actifs et passifs de l'entreprise acquise sont évalués à leur juste valeur. Les écarts d'évaluation identifiés lors de l'acquisition sont comptabilisés dans les postes d'actifs et passifs concernés.
L'écart résiduel représentatif de la différence entre le coût d'acquisition des titres et la quote-part du groupe dans l'évaluation à la juste valeur des actifs et des passifs identifiés est comptabilisé en « écarts d'acquisition ».
Les écarts d'acquisition dégagés lors de l'acquisition d'une société mise en équivalence sont présentés sur la ligne « titres mis en équivalence ».
Les écarts d'acquisition ne sont plus amortis conformément à la norme IFRS3 "regroupements d'entreprise". Ils font l'objet d'un test de perte de valeur lorsqu'un événement défavorable intervient, et au moins une fois par an, au cours du quatrième trimestre. Les éléments défavorables peuvent résulter entre autres d'une hausse des taux d'intérêt du marché ou d'une baisse du chiffre d'affaires ou du résultat opérationnel réalisés par rapport aux prévisions.
Les tests de dépréciation consistent à comparer les actifs nets comptables y compris les écarts d'acquisition et la valeur recouvrable de chaque Unité Génératrice de Trésorerie. Une Unité Génératrice de Trésorerie correspond à une ou plusieurs signatures mondiales. Les valeurs recouvrables sont déterminées à partir des projections actualisées des flux de trésorerie futurs d'exploitation sur une durée de 10 ans (période nécessaire au positionnement stratégique d'une acquisition) et d'une valeur terminale. Les flux de trésorerie sont établis dans les devises des pays concernés et convertis ainsi que les actifs nets comptables auxquels ils sont comparés, aux cours de change estimés pour l'exercice suivant. Ces derniers sont valorisés aux cours de change estimés sur la base des derniers comptes semestriels. Le taux d'actualisation retenu pour ces calculs est le coût moyen pondéré du capital du groupe, s'élevant à 8,0% pour 2006, à 7,2% pour 2005 et à 8,15% pour 2004, ajusté d'une prime de risque pays si nécessaire. Ces taux d'actualisation sont des taux après impôts appliqués à des flux de trésorerie après impôts. Leur utilisation aboutit à la détermination de valeurs recouvrables identiques à celles

obtenues en utilisant des taux avant impôts à des flux de trésorerie non fiscalisés. Les hypothèses retenues en terme de progression de l'activité et de valeurs terminales sont raisonnables et conformes aux données de marché disponibles (de l'ordre de 3% en général sauf cas spécifique).
L'utilisation des projections actualisées des flux de trésorerie futurs est privilégiée pour déterminer la valeur recouvrable, à défaut de référence de transactions récentes similaires facilement disponibles.
Les dépréciations relatives aux écarts d'acquisition ne sont pas réversibles.

1.15.2 - Autres immobilisations incorporelles.

Les immobilisations incorporelles figurent au bilan à leur prix de revient. Les éléments incorporels identifiés lors d'une acquisition sont inclus dans ce poste. Il s'agit principalement de marques, de gammes de produits ainsi que de formules ou brevets.

En ce qui concerne les marques, l'utilisation de la méthode des "flux de trésorerie actualisés" est privilégiée afin de faciliter le suivi de la valeur d'utilité après acquisition. Deux approches ont été mises en oeuvre à ce jour :
-- l'approche par la prime : cette méthode consiste à estimer la part des flux futurs générés par la marque par comparaison avec les flux futurs que l'activité pourrait générer sans la marque;
-- l'approche par les redevances : elle consiste à estimer la valeur de la marque par référence à des niveaux de redevances qui sont exigés pour l'utilisation de marques comparables. Elle s'appuie sur des projections de chiffres d'affaires établies par le Groupe.

Ces approches s'appuient sur une analyse qualitative de la marque qui assure la pertinence des hypothèses retenues. Le taux d'actualisation retenu se réfère au coût moyen pondéré du capital (WACC) de la cible acquise. Le taux de croissance à l'infini est conforme aux données de marché disponibles (de l'ordre de 3% en général, sauf cas spécifique).
Une marque peut avoir une durée de vie finie ou indéfinie.
Les marques locales destinées à être progressivement remplacées par une marque internationale déjà existante dans le groupe sont à durée de vie finie. Elles sont amorties sur la durée de vie estimée à la date d'acquisition.
Les marques à vocation internationale ont une durée de vie indéfinie. Elles font l'objet de tests de perte de valeur lorsqu'un évènement défavorable intervient et au moins une fois par an, au cours du quatrième trimestre. Les éléments défavorables peuvent résulter entre autres d'une hausse des taux d'intérêt du marché ou d'une baisse du chiffre d'affaires ou du résultat opérationnel réalisés par rapport aux prévisions. Le test de perte de valeur consiste à calculer la valeur recouvrable de la marque sur la base du modèle utilisé lors de l'acquisition.
En ce qui concerne les gammes de produits, cette notion recouvre tous les éléments qui constituent une franchise : le concept du produit, son nom complémentaire à celui de la signature, les formules et brevets utilisés, son packaging, ses logos, son empreinte publicitaire…
La durée de vie d'une gamme de produits est limitée : une gamme arrive en fin de vie le jour où les principaux éléments sous-jacents tels que packaging, nom, formules et brevets ne sont plus utilisés. A ce titre, les gammes de produits sont amorties sur leur durée de vie résiduelle, estimée à la date d'acquisition.
Le groupe peut être amené à identifier et valoriser des brevets et formules qu'il souhaite développer.
La valeur d'un brevet ou d'une formule est évaluée à partir des bénéfices futurs qui sont attendus de sa propriété dans le futur, selon l'approche par les redevances.
La durée d'amortissement des brevets correspond à la durée de protection juridique. Les formules, qui ne font pas l'objet d'une protection juridique, sont amorties sur une durée maximum de 5 ans.
Les parts de marché et les fonds de commerce comptabilisés dans les comptes consolidés établis selon les principes comptables français ne répondent pas à la définition d'un actif incorporel séparable et ont été reclassés en « écarts d'acquisition » lors du passage aux normes IFRS au 1er janvier 2004.

1.16 - Immobilisations corporelles.

Les immobilisations corporelles figurent au bilan pour leur coût d'acquisition. Elles ne font l'objet d'aucune réévaluation.
Les biens d'importance significative financés par des contrats de location financement, qui en substance transfèrent au groupe les risques et avantages inhérents à leur propriété, sont comptabilisés à l'actif du bilan. La dette correspondante est inscrite au passif dans les "dettes financières".
Les subventions d'investissement sont présentées au passif dans les « autres passifs courants".
Les composantes d'une immobilisation sont comptabilisées séparément lorsque leurs durées d'utilité estimées, et donc leurs durées d'amortissement, sont significativement différentes.
Les immobilisations corporelles sont amorties selon le mode linéaire, sur les durées de vie économiques suivantes :

Constructions	10/40 ans
Matériels industriels	5/15 ans
Publicité sur le lieu de vente, stands et présentoirs	3/5 ans
Autres immobilisations corporelles	3/10 ans

Les amortissements et dépréciations sont présentés au compte de résultat selon la destination de l'immobilisation.
Compte tenu de la typologie des actifs corporels, aucune valeur n'a été considérée à l'issue des durées de vie économique présentées ci-dessus.

1.17 - Actifs financiers non courants.

Les actifs financiers non courants comprennent les titres de participation et les prêts et créances financiers qui ont une échéance supérieure à douze mois.
Les titres de participation sont qualifiés de titres disponibles à la vente. En conséquence, ils sont valorisés à leur juste valeur, et les pertes et gains latents sont enregistrés directement en capitaux propres sur la ligne *Eléments constatés directement en capitaux propres*.
Leur juste valeur est déterminée sur la base du cours de bourse à la date de clôture pour les titres cotés. Pour les titres non cotés, si la juste valeur n'est pas déterminable de façon fiable, ils sont valorisés à leur coût d'acquisition.
Lorsque la perte latente enregistrée en capitaux propres est représentative d'une baisse durable, cette perte est comptabilisée en résultat.
Les prêts et créances financiers sont qualifiés d'actifs générés par l'activité. En conséquence, ils sont évalués au coût amorti. Ils font l'objet d'une provision pour dépréciation dès qu'il existe une indication de perte de valeur.

1.18 – Stocks.

Les stocks sont évalués au plus bas du prix de revient ou de leur valeur nette de réalisation. Le prix de revient est calculé selon les méthodes du coût moyen pondéré ou du "premier entré, premier sorti".

Les stocks obsolètes ou à rotation lente font l'objet de provisions pour dépréciation, en fonction de leur valeur nette de réalisation probable évaluée sur la base de données historiques et prévisionnelles.

1.19 - Créances clients.

Les créances clients sont enregistrées à leur valeur nominale, qui correspond à leur juste valeur.
Les créances considérées comme douteuses font l'objet de provisions pour dépréciation déterminées en fonction de leur risque de non-recouvrement.

1.20 – Trésorerie et équivalents de trésorerie.

La trésorerie et équivalents de trésorerie comprennent des liquidités en comptes bancaires, des parts d'OPCVM de trésorerie et des placements à court terme, liquides, ne présentant pas de risque de changement de valeur et dont la date de réalisation à leur date d'acquisition est inférieure à trois mois.
Les placements en actions et les liquidités bloquées à plus de trois mois sont exclus de la trésorerie et présentés dans les Autres actifs courants.
Les découverts bancaires, assimilés à un financement, sont présentés dans les Emprunts et Dettes financières courants.
Les parts d'OPCVM sont qualifiées d'actifs disponibles à la vente. En conséquence, elles sont valorisées au bilan à leur valeur de marché au jour de la clôture. Les gains latents ainsi dégagés sont enregistrés directement dans les capitaux propres sur la ligne "Eléments constatés directement en capitaux propres".
La valeur comptable des dépôts bancaires constitue une approximation raisonnable de leur juste valeur.

1.21 - Actions auto-détenues.

Les actions auto-détenues sont inscrites pour leur coût d'acquisition en diminution des capitaux propres. Les résultats de cession de ces titres nets d'impôt sont imputés directement dans les capitaux propres et ne contribuent pas au résultat de l'exercice.

1.22 - Options de souscription ou d'achat d'actions.

Les stocks options sont destinées à motiver et fidéliser les salariés qui, par leurs capacités et leur engagement, contribuent le plus aux performances du groupe.
Conformément aux prescriptions de la norme IFRS 2 "Paiement en actions", la valeur des options accordées calculée à la date d'attribution des options est comptabilisée en charges sur la période d'acquisition des droits, généralement 5 ans.
La juste valeur des stock-options est déterminée sur la base du modèle de Black & Scholes. Ce dernier prend en compte les caractéristiques du plan tels que prix d'exercice et période d'exercice, les données de marché lors de l'attribution tels que taux sans risque, cours de l'action, volatilité, dividendes attendus et une hypothèse comportementale des bénéficiaires.
Seuls les plans émis après le 7 novembre 2002 pour lesquels des droits permettant l'exercice des options restent à acquérir au 1er janvier 2005, sont comptabilisés selon la norme IFRS 2.
L'impact sur le résultat de la période de l'application de la norme IFRS 2 est pris en compte sur la ligne du compte de résultat Frais commerciaux et administratifs globalement au niveau du groupe et n'est pas alloué aux divisions ni aux zones géographiques.

1.23 - Provisions pour retraites, aménagements de fin de carrière et autres avantages consentis aux salariés.

Le groupe participe, selon les lois et usages de chaque pays, à des régimes de retraite, d'aménagement de fin de carrière ainsi qu'à des régimes accordant d'autres avantages aux salariés.
Pour les régimes de base et autres régimes à cotisations définies, le groupe comptabilise en charges les cotisations à payer lorsqu'elles sont dues et aucune provision n'est comptabilisée, le groupe n'étant pas engagé au-delà des cotisations versées. Pour les régimes à prestations définies, les caractéristiques des régimes en vigueur au sein du groupe sont les suivantes :
-- En France, les obligations conventionnelles prévoient des indemnités de fin de carrière spécifiques. Par ailleurs, il a été mis en place un régime de congé de fin de carrière ainsi qu'un régime de retraite à prestations définies. Il existe de plus dans certaines sociétés du groupe une couverture médicale partiellement prise en charge par le groupe et bénéficiant aux retraités.
A l'exception de la prévoyance médicale des retraités, ces engagements font l'objet d'une couverture financière externe partielle.
-- A l'étranger, lorsqu'il existe des régimes de retraites ou d'autres engagements spécifiques à prestations définies, les engagements actuariels correspondants, nets des fonds capitalisés affectés à leur couverture, sont également pris en charge sur la base des droits acquis par les salariés.
La charge comptabilisée en résultat au cours de l'exercice intègre :
-- les droits supplémentaires acquis par les salariés au cours de cet exercice,
-- la variation de l'actualisation des droits existant en début d'exercice, compte tenu de l'écoulement de l'année,
-- le produit des fonds externes calculé sur la base du rendement normalisé des placements à long terme,
-- l'incidence des modifications éventuelles de régimes sur les années antérieures ou de nouveaux régimes,
-- l'amortissement des écarts actuariels.
Pour déterminer la valeur actualisée de l'obligation au titre de chaque régime, le groupe utilise la méthode rétrospective avec projection de salaire de fin de carrière selon la méthode dite des unités de crédit projetées. La valorisation des engagements et des actifs de couverture est effectuée chaque année et tient compte, notamment pour la valorisation des engagements, de l'ancienneté, de l'espérance de vie, du taux de rotation du personnel par catégorie ainsi que des hypothèses économiques telles que taux d'inflation et taux d'actualisation.
Les effets cumulés des écarts actuariels sont amortis sur la durée d'activité résiduelle moyenne des salariés actifs, à l'exception des écarts n'excédant pas 10% de la valeur la plus élevée entre le montant de l'engagement brut et la juste valeur des actifs de couverture (principe du "corridor"). Cet amortissement d'écart est inclus dans la charge actuarielle de l'exercice suivant. Les écarts constatés sur les autres avantages tels que jubilés, médailles… sont immédiatement comptabilisés au compte de résultat sans application du "corridor".
La dette relative à l'engagement net de la société concernant le personnel est constatée au passif du bilan, dans la rubrique « provisions pour retraites et autres avantages ».

1.24 - Provisions pour risques et charges.

Les provisions pour risques et charges sont constituées pour faire face à des sorties de ressources probables au profit de tiers, sans contrepartie pour le groupe. Elles comprennent notamment des provisions destinées à faire face à des risques et litiges de nature fiscale, des risques industriels et commerciaux liés à l'exploitation tels que ruptures de contrats, reprises de produits et des risques sociaux.
Elles sont estimées en tenant compte des hypothèses les plus probables ou en utilisant des méthodes statistiques, selon la nature des provisions.

Les provisions pour risques et charges sont classées selon leur nature en Passifs non courants ou en Passifs courants. Les provisions concernant des risques ou litiges devant se régler dans les douze mois suivant la clôture ou celles liées au cycle normal d'exploitation (i.e. retours produits) sont présentées dans les Passifs courants. Les autres provisions pour risques et charges sont présentées dans les Passifs non courants.

1.25 - Emprunts et dettes financières.

Ils sont évalués au coût amorti sur la base d'un taux d'intérêt effectif.
Conformément au principe de comptabilisation des couvertures de juste valeur, les emprunts et dettes financières à taux fixe "swappés" à taux variable sont valorisés au bilan à leur valeur de marché. Les variations de valeur qui en résultent sont comptabilisées en coût de l'endettement financier et sont compensées par les variations de valeur des swaps de taux attachés.
La juste valeur des dettes à taux fixe est déterminée par actualisation des cash flows futurs, en retenant les courbes de taux d'intérêt obligataire à la clôture, avec prise en compte du "spread" correspondant à la classe de risque du groupe.
La valeur comptable des dettes à taux variable constitue une approximation raisonnable de leur juste valeur.
Les emprunts et dettes financières à moyen et long terme sont présentés dans les « passifs non courants ». Les emprunts et dettes financières à court terme, ainsi que la part remboursable à moins de un an des emprunts et dettes financières à moyen et long terme, sont présentés dans les « passifs courants ».

1.26 - Instruments dérivés.

Selon les règles du groupe, les différentes sociétés consolidées ne doivent prendre aucune position spéculative en matière financière. Par conséquent, tous les instruments dérivés conclus par les sociétés du groupe ne le sont qu'à des fins de couverture et suivent ainsi le principe de la comptabilité de couverture.
En matière de risque de change, les principes comptables applicables sont détaillés en note 1.2.
S'agissant du risque de taux, les dettes et prêts financiers à taux fixe couverts par des swaps de taux sont valorisés au bilan à leur valeur de marché. Les variations de juste valeur de ces dettes sont enregistrées dans le coût de l'endettement financier, et compensées par la comptabilisation des variations de juste valeur des dérivés de couverture attachés. Les dettes et prêts financiers à taux variable sont valorisés au coût qui correspond à leur valeur de marché. Les swaps ou caps qui les couvrent sont valorisés au bilan à leur valeur de marché et les variations de valeur sont enregistrées directement en capitaux propres sur la ligne « éléments constatés directement en capitaux propres ».
La juste valeur des instruments dérivés de taux est *leur valeur de marché*. Cette valeur de marché est calculée par actualisation des flux futurs au taux d'intérêt en vigueur à la clôture.

1.27 - Résultats par action.

Le calcul des résultats nets par action est établi selon les règles édictées par IAS 33.
Les résultats nets par action sont obtenus à partir du nombre moyen pondéré d'actions en circulation au cours de l'exercice, déduction faite du nombre moyen d'actions auto-détenues et portées en minoration des capitaux propres.
Les résultats nets par action dilués prennent en compte le cas échéant les options de souscription et d'achat d'actions ayant un effet dilutif selon la "méthode du rachat d'actions" : les fonds qui seront recueillis lors de l'exercice ou de l'achat sont supposés être affectés en priorité au rachat d'actions au prix du marché.

Note 2 - Variations de périmètre.

2.1 - Année 2006.

Fin février 2006, EpiSkin, filiale de L'Oréal, a acquis la société SkinEthic, société inscrite au marché libre d'Euronext Paris. La société SkinEthic produit et commercialise des épidermes, peaux et épithéliums reconstruits permettant de réaliser des tests in vitro sur la sécurité et l'efficacité de nombreux produits (cosmétiques, pharmaceutiques, chimiques…). Le chiffre d'affaires de SkinEthic s'est élevé à 1,5 millions d'euros en 2005.
Le 17 mars 2006, L'Oréal a annoncé une offre publique d'achat sur The Body Shop International PLC.
Cotée au London Stock Exchange, The Body Shop est une entreprise de renommée mondiale, bénéficiant d'un fort potentiel de croissance. Présente dans 54 pays avec 2 133 magasins en propre et en franchise, The Body Shop a enregistré au cours de l'exercice clos le 25 février 2006 un chiffre d'affaires développé (chiffre d'affaires total y compris celui réalisé par les magasins franchisés) de 772 millions de livres sterling. Sur la même période, le groupe The Body Shop a enregistré un chiffre d'affaires consolidé de 486 millions de livres sterling. The Body Shop est une marque de produits d'inspiration naturelle, dotée de valeurs fortes, et disposant d'une grande expertise dans la distribution de détail.
Au 9 juin 2006, L'Oréal a déclaré l'offre totalement inconditionnelle et avait acheté ou reçu à cette date des acceptations pour un total de 208 098 583 actions, représentant 95,5% du capital émis de The Body Shop, constitué d'actions ordinaires. L'Oréal a décidé l'acquisition forcée des participations minoritaires. The Body Shop est consolidé par intégration globale à compter du 30 juin 2006 et constitue une branche d'activité distincte (voir Note 3).

Les principaux éléments du bilan d'acquisition de The Body Shop retenus se décomposent ainsi :

(En millions d'euros)

Actifs non courants (1)	814,4
Actifs courants	268,3
Passifs non courants	-228,2
Passifs courants	-222,9
Total situation nette acquise	**631,6**

(1) dont actifs incorporels (hors écart d'acquisition) résultant de l'acquisition pour 645,5 millions d'euros.

Fin juillet 2006, L'Oréal USA Inc. a acquis 30% des parts de la société de distribution Beauty Alliance International, fournisseur de 115 000 salons de coiffure à travers les Etats-Unis. Cette participation est consolidée par mise en équivalence à compter du 1er août 2006.
Fin octobre 2006; L'Oréal a acquis le laboratoire français Sanoflore, pionnier dans la conception, la fabrication et la commercialisation de produits cosmétiques naturels, certifiés "bio".

La société Sanoflore fabrique et distribue en pharmacie et dans les magasins spécialisés des gammes de produits cosmétiques et d'aromathérapie. Sanoflore rassemble tous les métiers de la filière des plantes aromatiques et médicinales, depuis la culture avec des agriculteurs partenaires jusqu'au produit fini.

La société Sanoflore a réalisé un chiffre d'affaires d'environ 15 millions d'euros en 2006 dont 20% à l'étranger.

Le coût de ces nouvelles acquisitions s'établit à 1 150,4 millions d'euros. Le montant total des écarts d'acquisition et des autres actifs incorporels résultant de ces acquisitions s'établit à respectivement 482,7 millions d'euros et 704,4 millions d'euros dont 108,4 millions d'euros comptabilisés en « titres des sociétés mises en équivalence ».

2.2 - Année 2005.

En mai 2005, le groupe L'Oréal a complété sa participation dans le Club des Créateurs de Beauté Japon à hauteur de 50%. Cette société précédemment mise en équivalence est consolidée selon la méthode de l'intégration proportionnelle à compter du 1er juillet 2005.

En juin 2005, le groupe L'Oréal a finalisé l'acquisition de SkinCeuticals, société non cotée, comptant parmi les principaux acteurs du marché américain des produits de soins de la peau haut de gamme commercialisés par les professionnels. Le chiffre d'affaires de SkinCeuticals a atteint 35 millions de dollars (USD) en 2004.

Fin août 2005, le groupe L'Oréal a acquis la marque de produits solaires Delial, une des marques leader de la protection solaire en Europe. Le chiffre d'affaires de Delial a atteint 20 millions d'euros en 2004.

Le coût de ces nouvelles acquisitions s'établit à environ 180 millions d'euros. Le montant total des écarts d'acquisition et des autres actifs incorporels résultant de ces acquisitions s'établit respectivement à 128 millions d'euros et à 60 millions d'euros.

2.3 - Année 2004.

En janvier 2004, le groupe L'Oréal a finalisé l'acquisition de la marque chinoise de soins de la peau Mininurse. Les activités de Mininurse sont consolidées par intégration globale à 100% depuis cette date. Le chiffre d'affaires de Mininurse pour l'année 2003 a été de l'ordre de 40 millions d'euros.

En mai 2004, le groupe L'Oréal a finalisé l'acquisition de l'affaire chinoise de maquillage et de soins de la peau Yue-Sai. Cette activité est consolidée par intégration globale, à 100%, depuis juin 2004. Le chiffre d'affaires de Yue Sai pour l'année 2003 a été de l'ordre de 38 millions d'euros.

Le groupe a acquis le contrôle de la société Shu Uemura Cosmetics, Inc. qui produit et commercialise les produits de la marque Shu Uemura au Japon. Cette société, antérieurement consolidée par intégration proportionnelle à 35%, est consolidée par intégration globale depuis le 1er janvier 2004. Son chiffre d'affaires à 100% pour l'année 2003 a été de 69 millions d'euros.

Au premier trimestre 2004, le Groupe a racheté les intérêts minoritaires des sociétés Lavicosmetica Cosmétique Active Hellas (Grèce) et Parmobel (Chypre) et en décembre 2004 de la société Shu Uemura Cosmetic Corporate (Taiwan). Ces sociétés sont désormais consolidées à 100%.

Le coût de ces nouvelles acquisitions s'établit à environ 530 millions d'euros. Le montant total des écarts d'acquisitions et des autres actifs incorporels résultant de ces acquisitions s'établit respectivement à 412 millions d'euros et à 110 millions d'euros.

Les résultats définitifs de l'offre de Sanofi-Synthélabo sur Aventis publiés le 12 août 2004 par l'AMF ont confirmé le succès de l'opération à hauteur de 95,47% du capital d'Aventis. A la suite de cette opération, L'Oréal détenait 10,41% du capital et 17,23% des droits de vote du nouveau groupe Sanofi-Aventis. En conséquence, L'Oréal a procédé à la déconsolidation de sa participation dans Sanofi-Synthélabo au 12 août 2004 et a dégagé une plus value brute de dilution de 2,9 milliards d'euros. Le pacte d'actionnaires conclu entre la société L'Oréal et le groupe Total, concernant leurs participations respectives dans Sanofi-Synthélabo, est arrivé à échéance au 2 décembre 2004.

L'assemblée générale extraordinaire de L'Oréal du 29 avril 2004 a approuvé la fusion-absorption de la société Gesparal par L'Oréal. A l'issue de cette opération la famille Bettencourt et Nestlé sont devenus actionnaires directs de L'Oréal avec des participations respectives d'environ 27,5% et 26,4% en capital et 28,6% et 27,4% en droits de vote. Cette opération n'a pas eu d'effet significatif sur la structure et les résultats du groupe L'Oréal, Gesparal ne détenant que des titres L'Oréal et n'ayant aucun endettement au moment de la fusion.

Note 3 - Information sectorielle.

3.1 - Informations par secteur d'activité.

La branche Cosmétique est organisée en quatre secteurs, s'adressant chacun à des circuits de distribution spécifiques :

-- Division Produits Professionnels : produits utilisés mais aussi vendus dans les salons de coiffure ;

-- Division Produits Grand Public : produits commercialisés dans les circuits de grande distribution ;

-- Division Produits de Luxe : produits commercialisés dans la distribution sélective, c'est-à-dire grands magasins, parfumeries, travel retail et boutiques en propre ;

-- Département Cosmétique Active : soins dermocosmétiques vendus en pharmacie et dans les espaces spécialisés des parapharmacies.

En outre, les "Divers cosmétiques" comprennent principalement l'activité de vente à distance de produits cosmétiques.

Le "Non alloué" correspond aux frais des Directions Fonctionnelles, de Recherche Fondamentale et aux charges de stock-options non affectés aux Divisions cosmétiques. En outre, cette rubrique inclut les activités annexes aux métiers du groupe, telles que les activités d'assurance, de réassurance et bancaire.

La branche "The Body Shop" : The Body Shop offre une large gamme de produits cosmétiques et de toilette d'inspiration naturelle. D'origine britannique, la marque distribue ses produits et exprime ses valeurs à travers un large réseau de boutiques exclusives dans plus de 50 pays. Des circuits de distribution complémentaires tels que la vente à domicile et la vente par Internet renforcent la diffusion des produits The Body Shop.

La branche Dermatologie constituée par Galderma, joint-venture entre L'Oréal et Nestlé, répond aux besoins des dermatologues et de leurs patients.

Les données par branche et division sont établies en suivant les mêmes principes comptables que ceux utilisés pour l'établissement des états financiers consolidés, et décrits dans la note 1.

La mesure de la performance de chaque branche ou de chaque division est basée sur le "résultat d'exploitation".

(En millions d'euros)

2006	Chiffre d'affaires	Résultat d'exploitation	Actif opérationnel *	Passif opérationnel**	Investissements corporels et incorporels	Dotations aux amortissements et provisions
Produits professionnels	2 125,9	443,0	1 756,1	544,0	68,3	62,3
Produits Grand Public	7 903,5	1 421,3	5 394,4	2 162,0	379,9	341,8

Produits de Luxe	3 773,1	775,9	2 559,5	1 075,3	151,1	126,1
Cosmétique Active	1 127,9	220,8	785,2	281,8	30,4	33,4
Divers cosmétiques	81,1	-0,8	22,4	29,2	0,7	2,9
Total des divisions cosmétiques	15 011,4	2 860,2	10 517,7	4 092,4	630,4	566,5
Non alloué		-437,0	333,1	506,6	59,7	46,6
Branche cosmétique	15 011,4	2 423,2	10 850,8	4 599,0	690,0	613,0
Branche "The Body Shop" (1)	435,0	58,3	1 371,0	65,2	47,3	28,5
Branche dermatologie	343,7	59,4	342,5	74,5	19,7	24,5
Groupe	15 790,1	2 540,9	12 564,3	4 738,7	757,1	666,0

(1) Les données 2006 pour The Body Shop ne concernent que le deuxième semestre 2006. Le chiffre d'affaires pour la totalité de l'exercice 2006 se serait élevé à 733,4 millions d'euros.

** L'actif opérationnel comprend les écarts d'acquisition, les immobilisations incorporelles et corporelles, les clients, les stocks, les échantillons et la publicité sur le lieu de vente constatés d'avance.*

*** Le passif opérationnel comprend les provisions pour risques et charges (hors provisions pour impôt et restructurations), les provisions pour retraites, les dettes fournisseurs, les dettes sociales et les comptes clients créditeurs.*

(En millions d'euros)

2005	Chiffre d'affaires	Résultat d'exploitation	Actif opérationnel *	Passif opérationnel**	Investissements corporels et incorporels	Dotations aux amortissements et provisions
Produits professionnels	2 060,9	405,8	1 802,5	554,7	64,1	63,2
Produits Grand Public	7 499,4	1 290,4	5 460,7	2 064,5	369,5	321,9
Produits de Luxe	3 582,4	723,5	2 570,0	1 053,7	143,5	131,8
Cosmétique Active	985,9	187,0	719,8	247,6	22,4	31,5
Divers cosmétiques	86,2	1,9	27,0	34,2	1,6	4,0
Total des divisions cosmétiques	14 214,7	2 608,6	10 580,0	3 954,8	601,2	552,3
Non alloué		-396,4	326,3	549,4	57,3	46,2
Branche cosmétique	14 214,7	2 212,2	10 906,3	4 504,2	658,4	598,5
Branche dermatologie	317,8	53,8	359,1	73,6	15,5	26,7
Groupe	14 532,5	2 266,0	11 265,5	4 577,8	673,9	625,3

** L'actif opérationnel comprend les écarts d'acquisition, les immobilisations incorporelles et corporelles, les clients, les stocks, les échantillons et la publicité sur le lieu de vente constatés d'avance.*

*** Le passif opérationnel comprend les provisions pour risques et charges (hors provisions pour impôt et restructurations), les provisions pour retraites, les dettes fournisseurs, les dettes sociales et les comptes clients créditeurs.*

(En millions d'euros)

2004	Chiffre d'affaires	Résultat d'exploitation	Actif opérationnel *	Passif opérationnel**	Investissements corporels et incorporels	Dotations aux amortissements et provisions
Produits professionnels	1 920,4	365,4	1 654,1	523,1	77,9	57,1
Produits Grand Public	7 050,1	1 186,6	4 876,1	1 887,5	332,1	270,5
Produits de Luxe	3 449,6	693,6	2 361,9	1 026,9	116,0	123,4
Cosmétique Active	840,9	156,8	512,2	210,5	37,5	19,2
Divers cosmétiques	86,8	4,0	29,5	37,7	3,6	7,3
Total des divisions cosmétiques	13 347,9	2 406,3	9 433,7	3 685,7	567,1	477,4
Non alloué		-368,0	298,5	588,7	74,4	48,2
Branche cosmétique	13 347,9	2 038,3	9 732,2	4 274,3	641,4	525,6
Branche dermatologie	293,4	50,6	333,6	66,4	31,5	19,9
Groupe	13 641,3	2 088,9	10 065,8	4 340,7	672,9	545,6

* *L'actif opérationnel comprend les écarts d'acquisition, les immobilisations incorporelles et corporelles, les clients, les stocks, les échantillons et la publicité sur le lieu de vente constatés d'avance.*
** *Le passif opérationnel comprend les provisions pour risques et charges (hors provisions pour impôt et restructurations), les provisions pour retraites, les dettes fournisseurs, les dettes sociales et les comptes clients créditeurs.*

L'actif et le passif opérationnel se raccordent comme suit aux bilans 2006, 2005 et 2004 :

(En millions d'euros)

	2006	2005	2004		2006	2005	2004
Actif opérationnel	12 564,3	11 265,5	10 065,8	Passif opérationnel	4 738,7	4 577,8	4 340,7
Actifs financiers non courants	10 250,5	10 757,1	8 542,4	Capitaux propres	14 624,2	14 657,2	11 825,4
				Emprunts et dettes financières non courants	1 892,4	428,2	713,0
Impôts différés actifs	429,8	424,8	427,9	Provision pour risques et charges	138,9	113,1	107,4
				Emprunts et dettes financières courants	2 218,0	2 452,1	1 431,2
Autres actifs courants	757,2	775,5	772,8	Impôts différés passifs	512,6	914,7	1 322,2
Trésorerie et équivalents de trésorerie	781,2	663,2	576,2	Autres passifs courants	658,4	743,0	645,3
Actif non ventilé	12 218,7	12 620,6	10 319,4	Passif non ventilé	20 044,3	19 308,4	16 044,5
Total Actif	24 783,0	23 886,1	20 385,2	Total Passif	24 783,0	23 886,1	20 385,2

3.2 - Informations par zone géographique – Groupe.

Toutes les informations sont présentées par zone d'implantation géographique des filiales, à l'exception de la ventilation du chiffre d'affaires par destination, qui est établie selon la localisation géographique du client.

3.2.1- Chiffre d'affaires consolidé par zone géographique.

(En millions d'euros)

	2006		Croissance (en %)		2005		2004	
	en millions d'euros	Poids en %	A données publiées	hors effets monétaires	en millions d'euros	Poids en %	en millions d'euros	Poids en %
Europe de l'Ouest	7 347,7	46,5%	7,7%	7,7%	6 822,4	46,9%	6 805,5	49,9%
Amérique du Nord	4 288,0	27,2%	5,8%	6,7%	4 051,9	27,9%	3 750,0	27,5%
Reste du monde	4 154,4	26,3%	13,6%	13,7%	3 658,2	25,2%	3 085,9	22,6%
Groupe	15 790,1	100,0%	8,7%	8,9%	14 532,5	100,0%	13 641,3	100,0%

3.2.2 - Chiffre d'affaires consolidé par zone géographique par destination.

Les poids respectifs des zones géographiques par destination des ventes se ventilent ainsi pour 2006, 2005 et 2004 :
Europe de l'Ouest : 44%, 45,8% et 48,5%, Amérique du Nord : 27,6%, 27,4% et 27,1%, Reste du monde : 28,4%, 26,8% et 24,4%.

3.2.3 - Chiffre d'affaires cosmétique par zone géographique.

(En millions d'euros)

	2006		Croissance (en %)		2005		2004	
	en millions d'euros	Poids en %	A données publiées	hors effets monétaires	en millions d'euros	Poids en %	en millions d'euros	Poids en %
Europe de l'Ouest	6 992,3	46,6%	3,7%	3,7%	6 742,1	47,4%	6 732,8	50,4%
Amérique du Nord	3 953,7	26,3%	2,2%	3,1%	3 868,2	27,2%	3 570,5	26,7%
Reste du monde	4 065,4	27,1%	12,8%	12,9%	3 604,4	25,4%	3 044,6	22,8%
Branche cosmétique	15 011,4	100,0%	5,6%	5,9%	14 214,7	100,0%	13 347,9	100,0%

3.2.4 - Ventilation du résultat d'exploitation de la branche cosmétique par zone géographique.

(En millions d'euros)

	2006	2005	2004
Europe de l'Ouest	1 527,3	1 415,1	1 362,9
Amérique du Nord	744,4	708,0	632,0
Reste du monde	588,5	485,5	411,4
Total des divisions cosmétiques	2 860,2	2 608,6	2 406,3
Non alloué	-437,0	-396,4	-368,0
Branche cosmétique	2 423,2	2 212,2	2 038,3

3.2.5 - Ventilation de l'actif opérationnel et des investissements consolidés par zone géographique.

(En millions d'euros)

	2006		2005		2004	
	Actif opérationnel	**Investissements corporels et incorporels**	**Actif opérationnel**	**Investissements corporels et incorporels**	**Actif opérationnel**	**Investissements corporels et incorporels**
Europe de l'Ouest	6 989,0	315,7	5 512,6	269,2	5 746,4	274,0
Amérique du Nord	3 116,8	228,2	3 289,8	206,1	2 594,5	204,1
Reste du monde	2 125,3	169,1	2 136,7	141,4	1 426,5	120,4
Non alloué	333,1	44,1	326,3	57,3	298,5	74,4
Groupe	12 564,3	757,1	11 265,5	673,9	10 065,9	672,9

Note 4 - Frais de personnel et effectifs.

4.1 – Effectif [1]

	31.12.2006	31.12.2005	31.12.2004
Europe de l'Ouest	27 237	23 903	24 237
Amérique du Nord	14 576	9 622	9 077
Reste du monde	19 038	18 878	18 767
Total (2)	**60 851**	**52 403**	**52 081**

(1) Après prise en compte des sociétés consolidées par intégration proportionnelle.

(2) Dont 8 937 au titre de The Body Shop en 2006.

4.2 - Frais de personnel.
(En millions d'euros)

	2006	2005	2004
Frais de personnel (charges sociales incluses)	3 034,9	2 851,7	2 719,0

Les frais de personnel incluent les rémunérations liées aux stock-options ainsi que les impôts et taxes sur rémunérations.

4.3 - Rémunération des dirigeants.

Les charges enregistrées au titre des rémunérations et avantages assimilés accordés au Comité de Direction et au Conseil d'administration se ventilent comme suit :

(En millions d'euros)

	2006	2005	2004
Jetons de présence	0,9	0,9	0,9

Salaires et avantages en nature y compris charges patronales	20,2	23,4	20,5
Charges de retraite	13,1	14,5	12,8
Charges de stock-options	19,7	9,1	7,5

Note 5 - Dotations aux amortissements.

Les dotations aux amortissements des immobilisations corporelles et incorporelles incluses dans les charges opérationnelles s'élèvent à 589,5 541,6 et 496,8 millions d'euros respectivement pour 2006, 2005 et 2004.

Note 6 - Autres produits et charges.

Ce poste se décline comme suit :

(En millions d'euros)

	2006	2005	2004 pro forma
Plus ou moins values de cession d'actifs corporels et incorporels	8,5	11,5	-62,7
Dépréciation des actifs corporels et incorporels (1)	-69,4	-	-24,0
Coûts de restructuration	0,1	-2,2	-39,5
Total	-60,8	9,3	-126,2

(1) Ces dépréciations concernent les écarts d'acquisition de Softsheen Carson pour 53,7 millions d'euros en 2006 et 24 millions d'euros en 2004 ainsi que la marque Yue Sai pour 15,7 millions d'euros en 2006.

Note 7 - Coût de l'endettement financier net.

Ce poste de décompose comme suit :

(En millions d'euros)

	2006	2005	2004
Coût de l'endettement financier brut	-140,6	-84,3	-64,6
Produits de la trésorerie et équivalents de trésorerie	24,7	20,5	21,5
Coût de l'endettement financier net	-115,9	-63,8	-43,1

Note 8 - Impôts sur les résultats.

8.1 - Détail des impôts sur les résultats

(En millions d'euros)

	2006	2005	2004 Pro forma
Impôts exigibles	788,0	696,0	640,7
Impôts différés	-273,3	-290,1	-22,1
Impôts sur les résultats	514,7	405,9	618,6

8.2 - Analyse de la charge d'impôt.

La charge d'impôt sur les résultats s'analyse comme suit :

(En millions d'euros)

	2006	2005	2004
Résultat avant impôt	**2 576,8**	**2 379,1**	**5 062,5**
Taux théorique d'imposition	31,74%	32,29%	34,67%
Charge d'impôt attendue	**817,9**	**768,2**	**1 755,2**

Effet des différences permanentes	59,7	37,0	117,5
Effet des différences de taux d'impôts (1)	-361,6	-398,3	-187,9
Variation des impôts différés non constatés	-9,8	12,6	1,6
Impact sur plus value de dilution Sanofi-Aventis (2)	-	-	-564,8
Autres (3)	8,5	-13,6	-31,9
Charge d'impôt groupe	**514,7**	**405,9**	**1 089,7**

(1) Inclut l'effet de la baisse des taux d'impôt long terme sur les cessions de titres de participation de 15% à 8% puis 2% applicable à la participation dans Sanofi-Aventis
(2) Plus value calculée à 15,72% sur base fiscale correspondant à la valeur sociale des titres détenus.
(3) Dont crédits d'impôts, impôts sur distribution, redressements fiscaux et provisions pour risques fiscaux.

La charge d'impôt attendue est le cumul du produit pour chaque pays, du résultat avant impôt et du taux normal d'imposition. Le taux théorique d'imposition est le quotient du cumul de la charge d'impôt attendue par le résultat consolidé avant impôt.

8.3 - Impôts différés au bilan.
La variation nette des impositions différées (situation active et passive) s'analyse comme suit :
En millions d'euros

Solde d'impôts différés actif au 31 décembre 2003	**439,6**
Solde d'impôts différés passif au 31 décembre 2003	**-287,6**
Effet résultat	-452,9
Effet change	-0,3
Réévaluation Sanofi-Aventis	-555,0
Autres effets	-38,0
Solde d'impôts différés actif au 31 décembre 2004	**427,9**
Solde d'impôts différés passif au 31 décembre 2004	**-1 322,2**
Effet résultat	290,1
Effet change	-0,8
Autres effets	115,1
Solde d'impôts différés actif au 31 décembre 2005	**424,8**
Solde d'impôts différés passif au 31 décembre 2005	**-914,7**
Effet résultat	273,3
Effet change	-1,5
Autres effets	135,4
Solde d'impôts différés actif au 31 décembre 2006	**429,8**
Solde d'impôts différés passif au 31 décembre 2006	**-512,5**

Les impôts différés actifs et passifs enregistrés au bilan se ventilent par nature comme suit :

(En millions d'euros)

	31.12.2006		**31.12.2005**		**31.12.2004**	
	Impôts différés actif	**Impôts différés passif**	**Impôts différés actif**	**Impôts différés passif**	**Impôts différés actif**	**Impôts différés passif**
Différences temporaires	421,2	349,1	416,9	82,7	419,2	80,7
Impôt différé passif sur réévaluation Sanofi-Aventis	-	163,4		832,0		1 241,5
Crédits d'impôts et reports fiscaux déficitaires	8,6	-	7,9		8,7	
Total impôts différés	429,8	512,5	424,8	914,7	427,9	1 322,2

Les impôts différés actif relatifs aux différences temporaires concernent essentiellement les pensions et indemnités de départ en retraite (244,8 millions d'euros, 298,7 millions d'euros et 303,9 millions d'euros respectivement à fin 2006, fin 2005 et à fin 2004), les provisions pour risques et charges (109,8 millions d'euros, 102,7 millions d'euros et 106,6 millions d'euros respectivement à fin 2006, fin 2005 et fin 2004).

Les impôts différés passif relatifs aux différences temporaires concernent essentiellement les actifs incorporels acquis dans le cadre des regroupements d'entreprise hormis les écarts d'acquisition non déductibles fiscalement.
L'augmentation des impôts différés passifs en 2004 provient essentiellement de l'impôt différé passif lié à la plus value de dilution Sanofi-Aventis au taux de 15,72 % : ainsi la norme IAS 12 sur les impôts sur le résultat stipule que le taux d'impôt à retenir pour déterminer, à chaque clôture, l'impôt différé passif à constater sur les plus values fiscales latentes, soit celui qui sera applicable, en l'état actuel des textes fiscaux, à la date attendue de réalisation de ces plus-values.
La loi de finances rectificative 2004 a abaissé le taux d'impôt (hors contributions additionnelles) applicable aux plus values à long terme sur titres de participation à 15% pour 2005, 8% pour 2006 et 1,66% au-delà.
Dans l'impossibilité de déterminer la date éventuelle de cession de tout ou partie de sa participation dans Sanofi/Aventis, L'Oréal a retenu le taux d'impôt en matière de plus value à long terme le plus élevé en vigueur à fin 2005 et fin 2004 pour l'exercice à venir, soit respectivement 8% et 15%.
Cette position a conduit à enregistrer en résultat au 31 décembre 2004 un impôt différé passif de 450,4 millions d'euros.
Le maintien de la participation de L'Oréal dans Sanofi-Aventis au 31 décembre 2005 a conduit à reprendre par résultat de l'impôt différé passif à hauteur de 325,8 millions d'euros en 2005 et par situation nette 83,8 millions d'euros.
Le maintien de la participation de L'Oréal dans Sanofi-Aventis au 31 décembre 2006 a conduit à la reprise par résultat de l'impôt différé passif à hauteur de 285,6 millions d'euros en 2006 et par situation nette 383 millions d'euros.
Les actifs d'impôts différés dont la récupération n'est pas jugée probable ne sont pas enregistrés dans les états financiers ; ils s'élèvent à 75,1 millions d'euros au 31 décembre 2006 contre 81,3 millions d'euros au 31 décembre 2005 et 61,6 millions d'euros au 31 décembre 2004.

Note 9 - Résultat net hors éléments non récurrents part du groupe - Résultat par action.

9.1 - Réconciliation avec le résultat net.

Le résultat net hors éléments non récurrents – part du groupe se réconcilie comme suit avec le résultat net part du groupe :

En millions d'euros

	2006	**2005**	**2004 pro forma**
Résultat net part du groupe	2 061,0	1 972,3	1 438,7
Plus ou moins values de cessions d'actifs corporels et incorporels	-8,5	-11,5	62,7
Dépréciation des actifs corporels et incorporels	69,4	-	24,0
Coût de restructuration	-0,1	2,2	39,5
Effet impôt sur les éléments non récurrents	-2,8	1,3	-18,5
Effet du changement de taux sur impôt différé passif Sanofi-Aventis	-285,6	-325,8	-60,3
Intérêts minoritaires	-	-	-0,2
Résultat net hors éléments non récurrents - part du groupe	1 833,4	1 638,5	1 485,9

9.2 - Résultat net par action.

Les tableaux ci-dessous détaillent le résultat net - part du groupe par action :

2006	**Résultat net part du groupe (en millions d'euros)**	**Nombre d'actions**	**Résultat net part du groupe par action (en euros)**
Résultat net par action	2 061,0	613 281 887	3,36
Options d'achats et de souscriptions		2 441 333	
Résultat net dilué par action	2 061,0	615 723 220	3,35

2005	**Résultat net part du groupe (en millions d'euros)**	**Nombre d'actions**	**Résultat net part du groupe par action (en euros)**
Résultat net par action	1 972,3	629 508 822	3,13
Options d'achats et de souscriptions		1 383 648	
Résultat net dilué par action	1 972,3	630 892 470	3,13

2004 pro forma	**Résultat net part du groupe (en millions d'euros)**	**Nombre d'actions**	**Résultat net part du groupe par action (en euros)**
Résultat net par action	1 438,7	647 677 982	2,22
Options d'achats et de souscriptions		1 920 422	

Résultat net dilué par action	1 438,7	649 598 404	2,21

9.3 - Résultat net hors éléments non récurrents par action.

Les tableaux ci-dessous détaillent le résultat net hors éléments non récurrents - part du groupe par action :

2006	**Résultat net hors éléments non récurrents part du groupe (en millions d'euros)**	**Nombre d'actions**	**Résultat net hors éléments non récurrents part du groupe par action (en euros)**
Résultat net hors éléments non récurrents par action	1 833,4	613 281 887	2,99
Options d'achats et de souscriptions		2 441 333	
Résultat net hors éléments non récurrents dilué par action	1 833,4	615 723 220	2,98

2005	**Résultat net hors éléments non récurrents part du groupe (en millions d'euros)**	**Nombre d'actions**	**Résultat net hors éléments non récurrents part du groupe par action(en euros)**
Résultat net hors éléments non récurrents par action	1 638,5	629 508 822	2,60
Options d'achats et de souscriptions		1 383 648	
Résultat net hors éléments non récurrents dilué par action	1 638,5	630 892 470	2,60

2004 pro forma	**Résultat net hors éléments non récurrents part du groupe (en millions d'euros)**	**Nombre d'actions**	**Résultat net hors éléments non récurrents part du groupe par action (en euros)**
Résultat net hors éléments non récurrents par action	1 485,9	647 677 982	2,29
Options d'achats et de souscriptions		1 920 422	
Résultat net hors éléments non récurrents dilué par action	1 485,9	649 598 404	2,29

Note 10 - Ecarts d'acquisition.

Les écarts d'acquisition sont affectés par Unités Génératrices de Trésorerie ou regroupements d'Unités Génératrices de Trésorerie. Une Unité Génératrice de Trésorerie correspond à une ou plusieurs signatures mondiales. La méthodologie des tests de dépréciation est décrite en note 1.

(En millions d'euros)

2006	**31.12.2005**	**Acquisitions / Cessions**	**Autres mouvements**	**31.12.2006**
L'Oréal Professionnel / Kérastase	316,6		-12,3	304,3
Matrix	195,7		-15,0	180,6
Redken	101,4		0,0	101,4
Total Produits Professionnels	613,7		-27,4	586,3
L'Oréal Paris	749,0		-7,9	741,1
Maybelline / Garnier	1 093,4		-77,0	1 016,4
SoftSheen Carson	144,3		-67,8	76,5
Total Produits Grand Public	1 986,6		-152,6	1 834,0
Lancôme	567,3		-4,9	562,4
Shu Uemura	124,0		-14,6	109,4
Autres	195,7		-2,7	193,0

Total Produits de Luxe	887,0		-22,2	864,8
Vichy / Dermablend	204,8		-1,6	203,2
Autres	142,9	38,7	-9,1	172,5
Total Cosmétique Active	347,7	38,7	-10,7	375,7
Divers cosmétiques	2,1	5,3	-0,1	7,3
The Body Shop		379,0	6,9	385,8
Total groupe	3 837,1	423,0	-206,2	4 053,9

Les acquisitions de l'exercice 2006 concernent The Body Shop, SkinEthic et le laboratoire Sanoflore. Aucune cession n'est intervenue sur l'exercice. Les autres mouvements incluent pour l'essentiel la variation des taux de change sur la période, ainsi qu'une dépréciation de 53,7 millions d'euros sur Softsheen Carson. Cette dépréciation provient à hauteur de 29,1 millions d'euros d'une évolution défavorable des taux d'intérêt. Le cumul des dépréciations sur Softsheen Carson s'élève à 72,9 millions d'euros au 31 décembre 2006.

(En millions d'euros)

2005	31.12.2004	Acquisitions / Cessions	Autres mouvements	31.12.2005
L'Oréal Professionnel / Kérastase	300,2		16,5	316,6
Matrix	175,8		19,9	195,7
Redken	107,2		-5,8	101,4
Total Produits Professionnels	583,2		30,5	613,7
L'Oréal Paris	735,3	0,1	13,5	749,0
Maybelline / Garnier	952,6	29,5	111,3	1 093,4
SoftSheen Carson	127,9		16,3	144,3
Total Produits Grand Public	1 815,8	29,7	141,1	1 986,6
Lancôme	559,0	0,1	8,2	567,3
Shu Uemura	120,3		3,8	124,0
Autres	190,8		4,9	195,7
Total Produits de Luxe	870,0	0,1	16,9	887,0
Vichy / Dermablend	201,9		2,9	204,8
Autres	42,3	97,4	3,3	142,9
Total Cosmétique Active	244,2	97,4	6,2	347,7
Divers cosmétiques	0,6	1,5		2,1
Total groupe	3 513,8	128,7	194,7	3 837,1

Les acquisitions de l'exercice 2005 concernent SkinCeuticals, Delial et le Club des Créateurs de Beauté Japon. Aucune cession n'est intervenue sur l'exercice. Les autres mouvements incluent pour l'essentiel la variation des taux de change sur la période.

(En millions d'euros)

2004	31.12.2003	Acquisitions / Cessions	Autres mouvements	31.12.2004
L'Oréal Professionnel / Kérastase	308,0		-7,9	300,2
Matrix	184,7		-8,9	175,8
Redken	107,2			107,2
Total Produits Professionnels	600,0		-16,8	583,2
L'Oréal Paris	663,3	72,6	-0,6	735,3

Maybelline / Garnier	863,8	140,4	-51,7	952,6
SoftSheen Carson	157,5		-29,6	127,9
Total Produits Grand Public	1 684,6	213,0	-81,8	1 815,8
Lancôme	497,6	77,6	-16,3	559,0
Shu Uemura	85,6	54,0	-19,3	120,3
Autres	158,3	33,0	-0,5	190,8
Total Produits de Luxe	741,5	164,7	-36,1	870,0
Vichy / Dermablend	191,1	12,2	-1,4	201,9
Autres	41,5	1,0	-0,2	42,3
Total Cosmétique Active	232,6	13,2	-1,7	244,2
Divers cosmétiques	0,6			0,6
Total groupe	3 259,3	390,9	-136,4	3 513,8

Les acquisitions de l'exercice 2004 concernent principalement Mininurse, Yue Sai et Shu Uemura. Aucune cession n'est intervenue sur l'exercice.
Les autres mouvements incluent la variation des taux de change sur la période ainsi qu'une dépréciation de 24 millions d'euros sur Softsheen Carson.

Note 11 - Autres immobilisations incorporelles.

(En millions d'euros)

2006	31.12.2005	Acquisitions / Dotations	Cessions Reprises	Variations de périmètre (1)	Autres mouvements	31.12.2006
Marques à durée de vie indéfinie (2)	707,4	0,1		605,4	-44,1	1 268,8
Marques et gammes de produits amortissables	42,4	0,6		8,7	-2,2	49,6
Concessions, brevets, licences	462,6	5,8	-1,9	3,1	-11,4	458,1
Autres	276,6	49,6	-15,0	63,9	5,8	381,0
Valeurs brutes	1 489,0	56,2	-17,0	681,2	-51,9	2 157,5
Marques à durée de vie indéfinie (3)		15,7			-0,4	15,3
Marques et gammes de produits amortissables	16,5	3,5			-1,1	18,8
Concessions, brevets, licences	131,0	18,6	-1,9		-4,1	143,6
Autres	140,6	42,6	-14,9	13,4	5,4	187,1
Amortissements et provisions	288,0	80,4	-16,8	13,4	-0,3	364,8
Autres immobilisations incorporelles nettes	1 201,0	-24,3	-0,2	667,8	-51,6	1 792,8

(1) Il s'agit essentiellement des variations de périmètre The Body Shop, SkinEthic et Sanoflore.

(2) Au 31 décembre 2006, les marques à durée de vie indéfinie concernent pour l'essentiel les marques The Body Shop (616,9 millions d'euros), Matrix (277,8 millions d'euros), Kiehl's (124,2 millions d'euros) et Shu Uemura (93,5 millions d'euros).

(3) La marque Yue Sai a fait l'objet d'une dépréciation de 15,7 millions d'euros sur l'exercice.

Les autres mouvements incluent pour l'essentiel la variation des taux de change sur la période.

(En millions d'euros)

2005	31.12.2004	Acquisitions / Dotations	Cessions Reprises	Variations de périmètre (1)	Autres mouvements	31.12.2005
Marques à durée de vie indéfinie (2)	618,5	0,1		28,8	60,0	707,4
Marques et gammes de produits amortissables	28,5	0,2		5,9	7,9	42,4

Concessions, brevets, licences	453,6	5,9	-1,7	1,5	3,3	462,6
Autres	184,0	67,4	-8,3	24,3	9,2	276,6
Valeurs brutes	1 284,6	73,5	-9,9	60,4	80,4	1 489,0
Marques à durée de vie indéfinie	-	-	-		-	
Marques et gammes de produits amortissables (3)	1,8	13,0		-	1,7	16,5
Concessions, brevets, licences	107,4	22,2	-1,6	-	3,0	131,0
Autres	110,5	35,8	-7,8	0,2	1,9	140,6
Amortissements et provisions	219,7	70,9	-9,4	0,2	6,6	288,0
Autres immobilisations incorporelles nettes	1 064,9	2,6	-0,5	60,2	73,8	1 201,0

(1) Il s'agit essentiellement des variations de périmètre SkinCeuticals et Delial.

(2) Au 31 décembre 2005, les marques à durée de vie indéfinie concernent pour l'essentiel les marques Matrix (302,2 millions d'euros), Kiehl's (134,0 millions d'euros) et Shu Uemura (101,8 millions d'euros).

(3) La marque Mininurse a fait l'objet d'un amortissement exceptionnel de 9,2 millions d'euros durant l'exercice.

Les autres mouvements incluent pour l'essentiel la variation des taux de change sur la période.

(En millions d'euros)

2004	31.12.2003	Acquisitions / Dotations	Cessions Reprises	Variations de périmètre (1)	Autres mouvements	31.12.2004
Marques à durée de vie indéfinie (2)	559,3			89,6	-30,3	618,5
Marques et gammes de produits amortissables	3,5		-0,3	28,6	-3,3	28,5
Concessions, brevets, licences	495,7	20,6	-60,9		-1,9	453,6
Autres	160,0	34,2	-13,4		3,2	184,0
Valeurs brutes	1 218,4	54,8	-74,6	118,2	-32,3	1 284,6
Marques à durée de vie indéfinie	-	-	-		-	-
Marques et gammes de produits amortissables	0,2	1,1			0,5	1,8
Concessions, brevets, licences	91,7	25,6	-9,2		-0,6	107,4
Autres	90,1	31,3	-13,1		2,1	110,5
Amortissements et provisions	182,0	58,0	-22,3		2,0	219,7
Autres immobilisations incorporelles nettes	1 036,4	-3,2	-52,3	118,2	-34,3	1 064,9

(1) Il s'agit essentiellement des variations de périmètre Yue Sai, Mininurse et Shu Uemura.

(2) Au 31 décembre 2004, les marques à durée de vie indéfinie concernent pour l'essentiel les marques Matrix (270,6 millions d'euros), Kiehl's (121,4 millions d'euros) et Shu Uemura (101,4 millions d'euros).

Les autres mouvements incluent pour l'essentiel la variation des taux de change sur la période.

Note 12 - Test de dépréciation des actifs incorporels.

Les tests de dépréciation des écarts d'acquisition et des marques à durée de vie indéfinie pour les unités génératrices de trésorerie pour lesquelles les écarts d'acquisition et marques non amortissables sont significatifs sont réalisés à partir des données et hypothèses suivantes :

(En millions d'euros)

	Valeur nette comptable du goodwill et des marques à durée de vie indéfinie	Taux d'actualisation en %	
		International hors USA	USA
Test 2006			

Lancôme	562,4	8,00	9,10
L'Oréal Paris	741,1	8,00	9,10
Maybelline / Garnier	1 016,4	8,00	9,10
Test 2005			
Lancôme	567,3	7,20	8,50
L'Oréal Paris	749,0	7,20	8,50
Maybelline / Garnier	1 093,4	7,20	8,50
Test 2004			
Lancôme	559,0	8,15	8,15
L'Oréal Paris	735,3	8,15	8,15
Maybelline / Garnier	952,6	8,15	8,15

L'effet de la hausse des taux d'actualisation de 1% sur ces unités génératrices de trésorerie n'engendre pas de risque de dépréciation.
Le taux de croissance à l'infini est conforme aux données de marché soit 3%.
L'effet de la baisse des taux de croissance à l'infini de 1% sur ces unités génératrices de trésorerie n'engendre pas de risque de dépréciation.

Note 13 - Immobilisations corporelles.

(En millions d'euros)

2006	31.12.2005	Acquisitions Dotations	Cessions Reprises	Ecarts de change	Autres mouvements (1)	31.12.2006
Terrains et constructions	1 379,0	41,1	-34,9	-37,0	185,2	1 533,4
Installations techniques, matériel et outillage	2 140,5	177,4	-98,6	-86,3	43,1	2 176,1
PLV, stands et présentoirs	722,9	199,3	-140,6	-39,4	96,9	839,1
Autres immobilisations corporelles et en-cours	1 056,4	269,5	-63,9	-59,9	-95,4	1 106,7
Valeurs brutes	5 298,8	687,3	-338,0	-222,6	229,8	5 655,3
Terrains et constructions	643,8	61,6	-23,2	-13,3	64,9	733,8
Installations techniques, matériel et outillage	1 231,1	197,4	-102,3	-47,6	-7,1	1 271,5
PLV, stands et présentoirs	446,8	178,7	-138,8	-21,9	27,9	492,7
Autres immobilisations corporelles et en-cours	511,1	87,1	-61,8	-25,4	17,9	528,9
Amortissements et provisions	2 832,8	524,8	-326,1	-108,2	103,6	3 026,9
Immobilisations corporelles nettes	2 466,0	162,5	-11,9	-114,4	126,2	2 628,4

(1) Il s'agit essentiellement de l'incidence des variations du périmètre et des immobilisations en cours affectées dans les autres postes d'immobilisations.

(En millions d'euros)

2005	31.12.2004	Acquisitions Dotations	Cessions Reprises	Ecarts de change	Autres mouvements (1)	31.12.2005
Terrains et constructions	1 296,2	23,5	-17,4	55,2	21,5	1 379,0
Installations techniques, matériel et outillage	1 880,9	155,3	-89,7	115,6	78,4	2 140,5
PLV, stands et présentoirs	635,6	168,0	-147,2	57,4	9,1	722,9
Autres immobilisations corporelles et en-cours	921,9	253,6	-67,4	78,2	-129,9	1 056,4
Valeurs brutes	4 734,6	600,4	-321,7	306,4	-20,9	5 298,8

Terrains et constructions	581,6	62,6	-14,3	16,8	-2,9	643,8
Installations techniques, matériel et outillage	1 110,8	167,9	-88,2	62,7	-22,1	1 231,1
PLV, stands et présentoirs	401,6	161,3	-146,9	34,9	-4,1	446,8
Autres immobilisations corporelles et en-cours	455,5	78,9	-65,0	35,3	6,4	511,1
Amortissements et provisions	2 549,6	470,7	-314,4	149,7	-22,7	2 832,9
Immobilisations corporelles nettes	2 185,0	129,7	-7,3	156,7	1,8	2 466,0

(1) Il s'agit essentiellement de l'incidence des variations du périmètre et des immobilisations en cours affectées dans les autres postes d'immobilisations.

(En millions d'euros)

2004	31.12.2003	Acquisitions Dotations	Cessions Reprises	Ecarts de change	Autres mouvements (1)	31.12.2004
Terrains et constructions	1 228,8	57,3	-34,6	-12,8	57,5	1 296,2
Installations techniques, matériel et outillage	1 755,4	145,1	-52,4	-40,5	73,4	1 880,9
PLV, stands et présentoirs	536,1	194,0	-83,3	-17,0	5,6	635,6
Autres immobilisations corporelles et en-cours	877,3	237,7	-43,0	-26,0	-124,2	921,9
Valeurs brutes	4 397,6	634,1	-213,3	-96,2	12,4	4 734,6
Terrains et constructions	547,8	55,5	-21,8	-4,7	4,8	581,6
Installations techniques, matériel et outillage	1 034,9	146,6	-45,2	-23,6	-1,9	1 110,8
PLV, stands et présentoirs	336,1	140,8	-85,0	-9,7	19,4	401,6
Autres immobilisations corporelles et en-cours	429,9	72,0	-38,8	-11,9	4,4	455,5
Amortissements et provisions	2 348,7	414,9	-190,8	-49,8	26,7	2 549,6
Immobilisations corporelles nettes	2 048,9	219,2	-22,4	-46,4	-14,3	2 185,0

(1) Il s'agit essentiellement de l'incidence des variations du périmètre et des immobilisations en cours affectées dans les autres postes d'immobilisations.

Les immobilisations corporelles comprennent des contrats de location-financement pour les montants suivants :

(En millions d'euros)

	31.12.2006	31.12.2005	31.12.2004
Terrains et constructions	100,9	167,5	170,5
Installations techniques, matériel et outillage	8,6	6,2	6,5
Autres immobilisations corporelles et en-cours	20,3	21,6	12,2
Valeurs brutes	129,8	195,3	189,2
Amortissements	43,1	98,0	92,9
Valeurs nettes	86,7	97,3	96,3

Note 14 - Actifs financiers non courants

(En millions d'euros)

	31.12.2006		31.12.2005		31.12.2004	
	Valeur bilan	Coût d'acquisition / amorti	Valeur bilan	Coût d'acquisition / amorti	Valeur bilan	Coût d'acquisition / amorti

Titres de participation						
Sanofi-Aventis (1)	10 005,8	4 880,1	10 585,0	4 880,1	8 410,8	4 880,1
Titres non cotés (2)	4,2	4,2	4,4	4,4	4,0	4,0
Prêts et créances financiers non courants (3)	158,5	158,5	167,7	167,7	127,6	127,5
Total	10 168,5	5 042,8	10 757,1	5 052,2	8 542,4	5 011,6

(1) Sanofi-Aventis a été déconsolidé le 12 août 2004 (Voir note 2.3). La valeur au bilan au 31 décembre 2004, au 31 décembre 2005 et au 31 décembre 2006 respectivement de 8 410,8 millions d'euros, de 10 585 millions d'euros et de 10 005,8 millions d'euros correspond à la valeur boursière des titres sur la base du cours de bourse au 31 décembre 2004, 2005 et 2006 respectivement de 58,80 euros, 74,00 euros et 69,95 euros.

(2) Leur juste valeur n'étant pas déterminable de façon fiable, ils sont enregistrés à leur coût d'acquisition.

(3) Le coût amorti tient compte des éventuelles dépréciations.

Note 15 - Stocks

(En millions d'euros)

	31.12.2006	**31.12.2005**	**31.12.2004**
Produits finis et marchandises	1 257,0	1 147,3	1 005,9
Matières premières, articles de conditionnement et en cours	307,7	289,9	290,8
Valeurs brutes	1 564,7	1 437,2	1 296,7
Provisions pour dépréciation	160,3	175,4	173,3
Stocks et en-cours nets	1 404,4	1 261,8	1 123,4

Note 16 - Créances clients

(En millions d'euros)

	31.12.2006	**31.12.2005**	**31.12.2004**
Valeur brute	2 599,0	2 422,8	2 115,2
Provisions pour dépréciation	40,5	43,2	51,8
Valeur nette	2 558,5	2 379,7	2 063,4

Les créances clients ont une échéance inférieure à un an.

Note 17 - Autres actifs courants.

(En millions d'euros)

	31.12.2006	**31.12.2005**	**31.12.2004**
Créances fiscales (hors impôts sur les bénéfices) et sociales	221,4	198,4	173,0
Charges constatées d'avance	167,0	163,7	128,3
Publicité sur le lieu de vente	125,8	119,8	115,5
Instruments dérivés	109,1	73,3	183,3
Autres actifs courants	228,5	273,8	230,9
Total	851,8	829,0	831,0

Note 18 - Trésorerie et équivalents de trésorerie.

En millions d'euros

	31.12.2006		**31.12.2005**		**31.12.2004**	
	Valeur au bilan	**Coût d'acquisition**	**Valeur au bilan**	**Coût d'acquisition**	**Valeur au bilan**	**Coût d'acquisition**

Valeurs mobilières de placements	132,3	123,5	142,7	136,6	180,4	170,9
Comptes bancaires et autres disponibilités	648,9	648,9	520,5	520,5	395,8	395,8
Total	781,2	772,4	663,2	657,1	576,2	566,7

Les valeurs mobilières de placement comprennent essentiellement des SICAV monétaires et des fonds communs de placement (rémunérés sur la base de l'EONIA) ainsi que des placements à court terme.
Les gains latents constatés sur la période s'élèvent à 8,8 millions d'euros contre 6,1 et 9,5 millions d'euros respectivement en 2005 et en 2004 et sont enregistrés directement en capitaux propres.

Note 19 - Capitaux propres.

19.1 - Capital et primes.

Le capital se compose de 639 616 410 actions de 0,20 euro au 31 décembre 2006 suite à la décision du Conseil d'Administration du 25 avril 2006 d'annuler 19 229 250 actions et aux levées d'options de souscription à hauteur de 76 000 actions.
Le capital se composait de 658 769 660 actions de 0,20 euro au 31 décembre 2005 suite à la décision du Conseil d'Administration du 26 avril 2005 d'annuler 17 300 000 actions L'Oréal et aux levées d'options de souscription à hauteur de 7 500 actions.
Il se composait de 676 062 160 actions de 0,20 euro au 31 décembre 2004.

19.2 - Actions auto-détenues.

Un programme de rachat d'actions L'Oréal a été autorisé par les Assemblées Générales des actionnaires du 29 mai 2002, du 22 mai 2003, du 29 avril 2004, du 26 avril 2005 et du 25 avril 2006. Les actions correspondantes sont portées en diminution des capitaux propres consolidés. Les résultats de cession nets d'impôts relatifs aux transactions sur ces actions sont également inscrits en capitaux propres.
Durant l'exercice 2004, L'Oréal a acheté 12 340 000 actions pour 691,8 millions d'euros. Ces actions étaient toujours détenues au 31 décembre 2004.
Durant l'exercice 2005, L'Oréal a acheté 20 000 000 actions pour 1 224,6 millions d'euros. Compte tenu des 17 300 000 actions annulées en avril 2005, 15 040 000 actions étaient détenues au 31 décembre 2005 pour 932,0 millions d'euros, dont 1 800 000 actions affectées au plan d'options d'achat du 30 novembre 2005.
Durant l'exercice 2006, L'Oréal a acheté 16 813 000 actions pour 1 241,8 millions d'euros. Compte tenu des 17 660 000 actions annulées en avril 2006 et des levées effectuées à hauteur de 6 000 actions, 14 187 000 actions sont détenues au 31 décembre 2006 pour 1 033,8 millions d'euros, dont 1 794 000 actions affectées au plan d'options d'achat du 30 novembre 2005.
Par ailleurs, les actions L'Oréal acquises dans le cadre de plans d'options d'achat d'actions au profit des salariés, désormais comptabilisés en diminution des capitaux propres consolidés, s'élevaient à 25 447 800 actions au 31 décembre 2004 pour un prix d'acquisition de 1 759,1 millions d'euros. Au 31 décembre 2005, ces actions s'élevaient à 23 756 050 pour un prix d'acquisition de 1 706,2 millions d'euros. Au 31 décembre 2006, ces actions s'élèvent à 19 707 300 pour un prix de d'acquisition de 1 462,5 millions d'euros.
Au cours de l'année 2004, aucune action n'a été achetée à ce titre ni vendue et il a été procédé à des levées d'options portant sur 1 038 600 actions.
Au cours de l'année 2005, aucune action n'a été achetée à ce titre ni vendue et il a été procédé à des levées d'options portant sur 1 691 750 actions.
Au cours de l'année 2006, aucune action n'a été achetée à ce titre ni vendue et il a été procédé à des levées d'options portant sur 2 479 500 actions ainsi qu'à des annulations pour 1 569 250 actions.

19.3 - Options de souscription ou d'achat d'actions.

Le tableau ci-après récapitule les données relatives aux plans d'options, émis après le 7 novembre 2002 et en vigueur au 31 décembre 2006.

Date d'attribution	Nombre d'options	Nombre d'options non exercées	Période d'exercice		Prix d'exercice
			de	à	
03.12.2003	2 500 000	2 476 000	04.12.2008	03.12.2013	63,02
03.12.2003	2 500 000	2 416 250	04.12.2008	03.12.2013	71,90
24.03.2004	2 000 000	1 984 500	25.03.2009	24.03.2014	64,69
01.12.2004	4 000 000	3 970 000	02.12.2009	01.12.2014	55,54
29.06.2005	400 000	400 000	30.06.2010	29.06.2015	60,17
30.11.2005	4 200 000	4 186 000	01.12.2010	30.11.2015	61,37
30.11.2005	1 800 000	1 794 000	01.12.2010	30.11.2015	62,94
25.04.2006	2 000 000	2 000 000	26.04.2011	25.04.2016	72,60
01.12.2006	5 500 000	5 500 000	02.12.2011	01.12.2016	78,06

Tous ces plans ont une période d'exercice de 5 ans et ne comportent pas de conditions de performance.
La juste valeur des options est déterminée sur la base du modèle de Black & Scholes selon les hypothèses suivantes :

	Options d'achat		Options de souscription						
	Décembre 2003	Novembre 2005	Décembre 2003	Mars 2004	Décembre 2004	Juin 2005	Novembre 2005	Avril 2006	Décembre 2006
Taux de rendement sans risque	4,22%	3,16%	3,92%	3,39%	3,17%	2,63%	3,16%	3,80%	3,62%
Durée de vie attendue	8 ans	6 ans	6 ans	7 ans	6 ans	6 ans	6 ans	6 ans	7 ans

Volatilité attendue	21,50%	21,00%	21,50%	23,67%	18,70%	17%	21%	20,50%	22,52%
Dividendes attendus	1%	1,35%	1%	1,20%	1,34%	1,38%	1,35%	1,35%	1,35%
Cours de l'action	63,45	61,3	63,45	60,6	54,6	59,4	61,3	74,10	74,60
Prix d'exercice	71,90	62,94	63,02	64,69	55,54	60,17	61,37	72,60	78,06
Juste valeur	15,24	12,3	15,66	14,67	10,15	9,45	12,88	17,48	17,19

La volatilité attendue est égale à la volatilité implicite des options cotées sur le Monep aux dates d'attribution. La durée de vie attendue a été ajustée afin de tenir compte au mieux des hypothèses comportementales des bénéficiaires.
Les données relatives à la totalité des plans d'options sur actions au cours des exercices 2004, 2005 et 2006 sont récapitulées ci-dessous :

	31.12.2006		31.122005		31.122004	
	Nombre d'options	**Prix moyen d'exercice pondéré**	**Nombre d'options**	**Prix moyen d'exercice pondéré**	**Nombre d'options**	**Prix moyen d'exercice pondéré**
Nombre d'options non levées en début de période	38 648 550	67,47	33 947 800	66,70	28 986 400	67,13
Options attribuées	7 500 000	76,60	6 400 000	61,74	6 000 000	58,59
Options exercées	-2 561 500	49,44	-1 699 250	30,59	-1 038 600	31,85
Options caduques	-1 569 250		-		-	
Nombre d'options non levées en fin de période	42 017 800	69,86	38 648 550	67,47	33 947 800	66,70
Dont : nombre d'options exerçables en fin de période	12 581 550	72,74	11 043 800	65,06	7 404 050	46,50
options caduques en fin de période	1 669 750		2 667 500		1 688 250	

Le cours moyen pondéré de l'action s'élève à 73,84 euros, 60,91 euros et 60,28 euros respectivement pour l'exercice 2006, 2005 et 2004.
La charge totale comptabilisée en 2006, 2005 et 2004 s'élève respectivement à 49,4, 29,9 et 20,4 millions d'euros.

19.4 - Eléments constatés directement en capitaux propres.

Les tableaux suivants détaillent par nature les mouvements sur ces éléments :

(En millions d'euros)

	31.12.2006	31.12.2005	31.12.2004
Titres disponibles à la vente			
Réserve à l'ouverture	5 711,0	3 540,2	12,0
Variations de juste valeur de la période	-571,1	2 176,8	3 533,2
Perte de valeur constatée en résultat	-	-	-
Variations de juste valeur constatées en résultat lors de la cession	-5,5	-6,0	-5,0
Réserve à la clôture	5 134,4	5 711,0	3 540,2

(En millions d'euros)

	31.12.2006	31.12.2005	31.12.2004
Couverture de flux futurs - change			
Réserve à l'ouverture	-47,6	68,8	98,2
Variations de juste valeur de la période	93,2	-105,9	43,8
Variations de juste valeur constatées en résultat	-12,3	-10,5	-73,2
Réserve à la clôture	33,3	-47,6	68,8

(En millions d'euros)

	31.12.2006	31.12.2005	31.12.2004

Couverture de flux de trésorerie - taux d'intérêt			
Réserve à l'ouverture	-	-2,2	-4,1
Variations de juste valeur de la période	2,0	+ 2,8	-1,4
Variations de juste valeur constatées en résultat	-1,6	-0,6	+3,3
Réserve à la clôture	0,4	-	-2,2

(En millions d'euros)

	31.12.2006	31.12.2005	31.12.2004
Total des éléments constatés directement en capitaux propres			
Réserve brute	5 168,1	5 663,4	3 606,8
Effet impôt associé	-101,2	-466,2	-575,8
Réserve nette d'impôt	5 066,9	5 197,2	3 031,0

Note 20 - Avantages postérieurs à l'emploi, indemnités de fin de carrière et autres avantages à long terme.

Le groupe participe, selon les lois et usages de chaque pays, à des régimes de retraite, d'aménagement de fin de carrière ainsi qu'à des régimes accordant d'autres avantages aux salariés.
Pour les régimes de base et autres régimes à cotisations définies, le groupe comptabilise en charges les cotisations à payer lorsqu'elles sont dues et aucune provision n'est comptabilisée, le groupe n'étant pas engagé au-delà des cotisations versées. Pour les régimes à prestations définies, les caractéristiques des régimes en vigueur au sein du groupe sont les suivantes :
--En France, les obligations conventionnelles prévoient des indemnités de fin de carrière spécifiques. Par ailleurs, il a été mis en place un régime de congé de fin de carrière ainsi qu'un régime de retraite à prestations définies. Il existe de plus dans certaines sociétés du groupe une couverture médicale partiellement prise en charge par le groupe et bénéficiant aux retraités.
A l'exception de la prévoyance médicale des retraités, ces engagements font l'objet d'une couverture financière externe partielle.
--A l'étranger, lorsqu'il existe des régimes de retraites ou d'autres engagements spécifiques à prestations définies, les engagements actuariels correspondants, nets des fonds capitalisés affectés à leur couverture, sont également pris en charge sur la base des droits acquis par les salariés.
Les engagements de retraite sont déterminés et comptabilisés en accord avec les principes comptables présentés en note 1.24.
Les hypothèses utilisées pour le calcul des engagements tiennent compte des conditions économiques propres à chaque pays ou société du groupe.

Les hypothèses moyennes pondérées se déclinent comme suit pour le groupe :

	31.12.2006	31.12.2005	31.12.2004
Taux d'actualisation	4,7%	4,5%	5,0%
Taux de progression des salaires	4,8%	4,5%	4,6%
Taux de rendement long terme sur les actifs	5,6%	5,4%	5,8%

	31.12.2006			31.12.2005			31.12.2004		
	Taux initial	Taux final	Application du taux final	Taux initial	Taux final	Application du taux final	Taux initial	Taux final	Application du taux final
Taux d'évolution des coûts médicaux	6,7 %	4,6%	2011	7,4%	4,7%	2011	8,1%	4,1%	2011

Les taux d'actualisation retenus sont obtenus par référence au taux de rendement des obligations des émetteurs privés, de très bonne qualité de signature, de maturité correspondant à celle de l'engagement.
Les taux de rendement prospectif des actifs de couverture ont été déterminés en fonction de la composition des portefeuilles d'actifs en retenant pour chaque catégorie d'actifs des niveaux de rendement représentatifs de leur risque et de l'historique de leurs performances.

Les variations durant les exercices 2006, 2005 et 2004 s'analysent comme suit :

(En millions d'euros)

	Dette actuarielle	Actifs de couverture	Ecarts actuariels	Modifications de régimes restant à étaler	Provisions au bilan
Solde au 31 décembre 2003	1 993,3	883,7		-20,4	1 130,0
Coûts des services rendus au cours de la période	94,8				94,8

Effet de l'actualisation	98,1				98,1
Rendement attendu des fonds		57,2			-57,2
Reprise de provision (1)	-34,4			1,2	-35,6
Droits passés : créations / modifications de régimes	-14,1			-14,8	0,7
Réductions de régimes					
Liquidations de régimes	-0,9				-0,9
Prestations versées	-86,9	-51,5			-35,4
Cotisations versées	6,6	142,6			-136,0
Ecarts actuariels	208,1	24,4	176,8	6,7	0,2
Effet de la variation des taux de change	-32,8	-23,3	-3,5	0,8	-6,8
Autres mouvements	-54,1	2,4	-0,2		-56,3
Solde au 31 décembre 2004	2 177,7	1 035,5	173,1	-26,5	995,6
Coûts des services rendus au cours de la période	107,2				107,2
Effet de l'actualisation	109,8				109,8
Rendement attendu des fonds		66,6			-66,6
Reprise de provision	-0,6				-0,6
Droits passés : créations / modifications de régimes	-0,4			8,6	-9,0
Réductions de régimes	-11,3		-1,5	0,1	-9,9
Liquidations de régimes					
Prestations versées	-97,1	-57,1			-40,0
Cotisations versées	6,8	156,6			-149,8
Ecarts actuariels	166,5	43,4	119,9		3,3
Effet de la variation des taux de change	81,2	57,0	7,0	-0,6	17,9
Autres mouvements	2,8				2,8
Solde au 31 décembre 2005	2 542,6	1 302,0	298,4	-18,4	960,6
Coûts des services rendus au cours de la période	104,0				104,0
Effet de l'actualisation	109,2				109,2
Rendement attendu des fonds		71,7			-71,7
Droits passés : créations / modifications de régimes	-11,0			-0,8	-10,2
Réductions de régimes	-71,0		-7,1		-63,9
Liquidations de régimes	-4,5	-2,9	-1,5		-0,1
Prestations versées	-107,4	-70,8			-36,6
Cotisations versées	6,7	155,8			-149,1
Ecarts actuariels	21,6	32,0	-18,3		7,9
Effet de la variation des taux de change	-66,7	-47,1	-7,6	0,2	-12,2
Solde au 31 décembre 2006	2 523,5	1 440,7	263,9	-18,9	837,9

(1) En 2004, les autres mouvements incluent 57,2 millions d'euros de reprise de provision antérieurement dotée par les capitaux propres. L'évolution de ce même engagement a également généré une réduction de 35,6 millions d'euros de la charge 2004.

La valeur actuelle totale des engagements se ventile comme suite entre les plans totalement ou partiellement financés et ceux non couverts par des actifs financiers :

(En millions d'euros)

	31.12.2006	31.12.2005	31.12.2004
Valeur actuelle des engagements partiellement ou totalement couverts par des actifs financiers	2 253,9	2 178,0	1 877,2

Valeur de marché des fonds investis	1 440,8	1 302,0	1 035,5
Position nette des engagements partiellement ou totalement financés	813,1	876,0	841,7
Valeur actuelle des engagements totalement non couverts par des actifs financiers	269,6	364,6	300,5

Les coûts de retraite pris en charges sont inclus avec les frais de personnel en résultat opérationnel et se décomposent comme suit :

(En millions d'euros)

	2006	2005	2004
Coûts des services rendus au cours de la période	104,0	107,2	94,8
Effet de l'actualisation des droits acquis	109,2	109,8	98,1
Rendement attendu des fonds	-71,7	-66,6	-57,2
Amortissement des écarts actuariels	7,9	3,3	0,2
Reprise de provision		-0,6	-35,6
Créations / améliorations de régimes	-10,2	-9,0	0,7
Réductions de régimes	-23,3	-9,9	
Liquidations de régimes	-0,1		-0,9
Total	**115,8**	**134,2**	**100,1**

L'évolution de 1% du taux d'augmentation tendancielle des coûts médicaux se traduirait par les effets suivants :

	Augmentation de 1%	Diminution de 1 %
Dette actuarielle	24,47	-19,02
Charge normale et charge d'intérêts	2,62	-2,85

Les actifs de couverture sont investis à la clôture de la façon suivante :

(en pourcentage)

	31.12.2006	31.12.2005	31.12.2004
Actions (1)	38,6	40,7	41,4
Obligations	47,6	45,3	46,1
Immobilier (2)	7,2	7,0	5,9
Placements monétaires	1,6	4,7	4,9
Divers	4,9	2,3	1,7
Totaux	**100%**	**100%**	**100%**

(1) dont actions L'Oréal : néant

(2) dont locaux occupés par l'entreprise : 0,5%

La répartition des actifs de couverture doit respecter des limites de placement entre les différentes catégories d'actifs et répondre à des critères de notation minimum pour les placements monétaires et les obligations.
L'historique de l'engagement, de la valeur des actifs financiers, des pertes et gains actuariels générés se décline comme suit :

(En millions d'euros)

	31.12.2006	31.12.2005	31.12.2004
Engagement	2 523,5	2 542,6	2 177,7
Actifs financiers	-1 440,7	-1 302,0	-1 035,5
Couverture financière	**1 082,8**	**1 240,6**	**1 142,2**
(Pertes) et gains actuariels d'expérience générés sur l'engagement	-43,3	-62,7	-34,5

(Pertes) et gains actuariels d'expérience générés sur les actifs financiers	32,0	43,4	24,4

Note 21 - Provisions pour risques et charges.

21.1 - Soldes à la clôture.

(En millions d'euros)

	31.12.2006	31.12.2005	31.12.2004
Autres provisions pour risques et charges non courantes	154,1	157,0	188,0
Provisions pour restructuration	1,4	2,8	3,7
Autres provisions non courantes (1)	152,7	154,2	184,3
Provisions pour risques et charges courantes	272,0	289,3	286,6
Provisions pour restructuration	18,9	32,2	44,0
Autres provisions courantes (1)	253,1	257,1	242,6
Total	426,1	446,3	474,6

(1) Cette rubrique comprend notamment des provisions destinées à faire face à des risques et litiges de nature fiscale, des risques industriels et commerciaux liés à l'exploitation (ruptures de contrats, reprises de produits) et des coûts liés au personnel.

21.2 - Variations de l'exercice des Provisions pour restructurations et Autres provisions pour risques et charges.
(En millions d'euros)

	31.12.2004	31.12.2005	Dotation (2)	Reprises (utilisées) (2)	Reprises (non utilisées) (2)	Incidence Périmètre / taux de change/ Autres(1)	31.12.2006
Autres provisions pour risques et charges	426,9	411,3	220,1	-138,9	-67,5	-19,2	405,8
Provisions pour restructurations	47,7	35,0	0,5	-13,7	-0,1	-1,4	20,3
Total	474,6	446,3	220,6	-152,6	-67,6	-20,6	426,1

(1) Concerne pour l'essentiel des variations de change

(2) Ces chiffres se répartissent comme suit :

	Dotations	Reprises (utilisées)	Reprises(non utilisées)				
Autres produits et charges	0,5	-13,7	-0,1				
Résultat d'exploitation	166,5	-134,5	-61,7				
Impôts sur les résultats	53,6	-4,4	-5,8				

Pour l'exercice 2005, la variation s'analysait comme suit :
(En millions d'euros)

	31.12.2004	Dotation (2)	Reprises (utilisées) (2)	Reprises (non utilisées) (2)	Incidence Périmètre / taux de change/ Autres(1)	31.12.2005
Autres provisions pour risques et charges	426,9	109,8	-95,1	-60,2	29,9	411,3
Provisions pour restructurations	47,7	5,3	-15,2	-3,5	0,7	35,0
Total	**474,6**	**115,1**	**-110,3**	**-63,7**	**30,6**	**446,3**

(1) Concerne pour l'essentiel des variations de change

(2) Ces chiffres se répartissent comme suit :

	Dotations	Reprises (utilisées)	Reprises (non utilisées)			

Autres produits et charges	5,3	-15,2	-3,5			
Résultat d'exploitation	106,0	-87,2	-41,4			
Impôts sur les résultats	3,8	-7,9	-18,8			

Note 22 - Emprunts et dettes financières.

Le groupe se finance à moyen terme par des emprunts bancaires, et à court terme par l'émission de billets de trésorerie en France et de papier commercial aux Etats-Unis.

Analyse de la dette par nature.

(En millions d'euros)

	31.12.2006		31.12.2005		31.12.2004	
	Non courants	Courants	Non courants	Courants	Non courants	Courants
Billets de trésorerie	-	2 000,0		1 795,9		1 109,8
Emprunts bancaires MLT	1 787,3	2,8	339,3	359,4	606,0	70,9
Prêt à durée indéterminée	-	7,1	8,0	13,0	22,9	11,6
Dettes financières de location-financement	77,2	10,3	53,9	14,5	60,1	11,0
Concours bancaires	-	73,6		51,0		69,3
Autres emprunts et dettes financières	27,9	124,2	27,0	218,3	24,0	158,6
Total	1 892,4	2 218,0	428,2	2 452,1	713,0	1 431,2

Analyse de la dette par maturité.

(En millions d'euros)

	31.12.2006	31.12.2005	31.12.2004
Inférieure à 1 an	2 218,0	2 452,1	1 431,2
De 1 à 5 ans	1 837,3	385,1	665,8
Supérieure à 5 ans	55,1	43,1	47,2
Total	4 110,4	2 880,3	2 144,2

Analyse de la dette par devise (après prise en compte des instruments de couverture de change).

(En millions d'euros)

	31.12.2006	31.12.2005	31.12.2004
Euro (EUR)	3 116,9	1 772,3	1 280,5
US dollar (USD)	731,6	808,9	589,6
Yuan (CNY)	55,7	57,4	6,2
Dollar Canadien (CAD)	49,8	56,0	36,3
Yen (JPY)	42,9	32,8	39,1
Autres	113,5	152,9	192,5
Total	4 110,4	2 880,3	2 144,2

Répartition de la dette taux fixe – taux variable (après prise en compte des instruments de couverture de taux).

(En millions d'euros)

	31.12.2006	31.12.2005	31.12.2004

Taux variable	3 824,3	2 592,7	1 888,5
Taux fixe	286,1	287,6	255,7
Total	4 110,4	2 880,3	2 144,2

Taux d'intérêt effectif.

Les taux d'intérêt effectif de la dette, après prise en compte des instruments de couverture, s'élèvent respectivement à 2,40% en 2004, 3,10% en 2005 et 4,05% en 2006 pour les billets de trésorerie, et à 2,23% en 2004, 2,56% en 2005 et 3,69% en 2006 pour les emprunts bancaires.

Taux moyen de la dette.

Les taux moyens de la dette, après prise en compte des instruments de couverture, s'élèvent respectivement à 2,17% en 2004, 2,18% en 2005 et 3,07% en 2006 pour l'euro et respectivement à 1,85% en 2004, 3,31% en 2005 et 4,76% en 2006 pour l'US dollar.

Juste valeur des emprunts et dettes financières.

La juste valeur des dettes à taux fixe est déterminée pour chaque emprunt par actualisation des cash-flows futurs, en retenant les courbes de taux d'intérêt obligataire à la clôture de l'exercice et avec prise en compte du spread correspondant à la classe de risque du groupe.
La valeur nette comptable des concours bancaires courants et autres emprunts à taux variable constitue une approximation raisonnable de leur juste valeur.
Au 31 décembre 2006, la juste valeur des dettes s'élève à 4 113,2 millions d'euros. Au 31 décembre 2005, elle s'élevait à 2 884,9 millions d'euros.
Au 31 décembre 2004, elle s'élevait à 2 151,1 millions d'euros.

Dettes couvertes par des sûretés réelles.

Il n'existe pas de dette couverte par des sûretés réelles de montants significatifs au 31 décembre 2006, 2005 et 2004.

Lignes de crédit confirmées.

Au 31 décembre 2006, L'Oréal et ses filiales ont 2 625 millions d'euros de lignes de crédit confirmées non utilisées contre 2 625 et 2 268 millions d'euros respectivement au 31 décembre 2005 et au 31 décembre 2004.

Note 23 - Instruments dérivés et exposition aux risques de marché.

Afin de gérer son exposition aux risques de change et de taux d'intérêt qui découle de ses opérations courantes, le groupe utilise des instruments dérivés négociés avec des contreparties de premier plan.
Conformément aux règles du groupe, ces instruments dérivés de change et de taux d'intérêt sont mis en place exclusivement à des fins de couverture.

23.1 - Couverture du risque de change.

Le groupe est exposé au risque de change sur des transactions commerciales comptabilisées au bilan et sur des transactions futures ayant un caractère hautement probable.
La politique du groupe en matière d'exposition au risque de change sur ses opérations commerciales futures est de couvrir au minimum 80% du risque de change par des instruments dérivés dès lors que les budgets d'exploitation sont arrêtés dans les filiales du groupe.
L'ensemble des flux futurs du groupe en devises fait l'objet de prévisions détaillées sur l'horizon de l'année budgétaire à venir. Les risques de change mis en évidence sont couverts par des achats ou ventes à terme ou par des options, afin de réduire au maximum la position de change par devise de chaque filiale. La durée de vie de ces instruments est en adéquation avec les flux de règlement du groupe. Les instruments dérivés de change sont négociés par Régéfi ou, de manière exceptionnelle, directement par des filiales du groupe lorsque la monnaie n'est pas convertible, ces opérations étant soumises au contrôle de Régéfi (banque du Groupe).
Les sociétés du groupe devant par ailleurs emprunter et placer leur trésorerie dans leur propre devise, les risques de change générés par la gestion de leur trésorerie courante sont pratiquement inexistants.

Les instruments financiers dérivés détenus dans un but de couverture du risque de change ont tous une maturité inférieure à 18 mois à l'origine et se détaillent comme suit :

(En millions d'euros)

	Nominal			**Valeurs de marché**		
	31.12.2006	**31.12.2005**	**31.12.2004**	**31.12.2006**	**31.12.2005**	**31.12.2004**
Changes à terme						
Achat EURO contre devises	1 278,3	1 565,4	1 097,6	19,4	-71,4	38,8
EUR / USD	205,5	523,4	387,5	12,8	-38,0	30,7
EUR / RUB	125,0	123,7	86,6	-0,1	-5,7	3,3
EUR / CHF	118,7	110,3	91,2	1,7	0,4	0,2
EUR / CAD	104,7	101,1	76,1	6,0	-6,9	2,6
EUR / GBP	93,8	160,5	151,4	-2,4	-0,8	2,7

EUR / CNY	83,0	-	-	0,7	-	-
EUR / Devises Europe de L'Ouest	102,0	101,6	106,9	0,2	0,5	-0,5
EUR / Devises Europe de l'Est	87,6	72,8	56,5	-4,5	-1,8	-2,7
EUR / Devises Asie	171,2	168,8	34,0	5,1	-4,5	1,9
EUR / Devises Amérique Latine	83,3	81,9	18,7	1,0	-9,0	0,7
EUR / Autres Devises	103,5	121,3	88,8	-1,1	-5,6	-0,1
Achat USD contre devises	101,0	174,9	261,8	-0,6	0,8	-10,4
USD / Devises Amérique Latine	55,0	56,2	68,3	-0,6	-0,4	-3,7
USD / Autres devises Asie	37,0	98,9	122,7	-0,1	0,5	-2,1
USD / Autres Devises	9,0	19,8	70,8	0,2	0,7	-4,7
Vente USD contre CHF	108,5	58,6	92,3	1,8	-1,2	1,6
Autres couples de Devises	103,3	89,7	67,0	-0,7	-0,4	-0,3
Total changes à terme	1 591,1	1 888,5	1 518,7	20,0	-72,2	29,8
Options de change						
Options EUR / USD	137,0	136,2	438,8	9,2	2,5	41,5
Options EUR / GBP	65,7	75,3	130,7	0,7	1,4	7,4
Options EUR / RUB	50,0	21,9	65,2	2,4	0,4	4,3
Options EUR / BRL	41,8	24,8	37,0	1,5	-0,2	0,8
Options EUR / MXN	29,4	19,2	36,9	1,8	0,4	2,4
Options EUR / Autres devises	159,6	86,1	119,1	5,3	1,3	3,3
Options USD / CHF	45,7	115,5	-	1,0	5,3	-
Autres couples de devises	62,0	47,9	23,2	1,0	1,1	0,3
Total options de change	591,2	526,9	850,8	22,9	12,2	60,0
Dont options achetées	613,9	599,0	1 062,2	23,2	12,6	71,3
Dont options vendues	-22,7	-72,1	-221,4	-0,3	-0,4	-11,3
TOTAL	2 182,3	2 415,5	2 369,5	42,9	-60,0	89,8

Le total des options vendues correspond exclusivement à la revente d'options achetées au préalable lorsqu'il est apparu opportun de les remplacer par d'autres outils de couverture.

Les valeurs de marché par nature de couverture se décomposent comme suit :

En millions d'euros

	2006	2005	2004
Couvertures de juste valeur	4,3	-6,7	8,8
Couvertures de flux futurs	38,6	-47,8	71,3
Couvertures d'investissement net à l'étranger	-	-5,5	9,7
Total	42,9	-60,0	89,8

La juste valeur des instruments dérivés est leur valeur de marché.

Le groupe n'a pas de positions en devises significatives non couvertes au bilan.

23.2 - Couverture du risque de taux d'intérêt.

Le groupe se refinance principalement à taux variable et utilise des instruments dérivés de taux pour réduire l'exposition nette au risque de taux d'intérêt. Ceux-ci ne sont jamais détenus à des fins spéculatives.
Ces instruments dérivés sont principalement des contrats d'échange (swaps) et d'options de taux d'intérêts (achats de caps) négociés de gré à gré.
Les valeurs de marché de ces instruments telles que détaillées ci-dessous sont à mettre en regard des valeurs de marché des dettes qu'ils couvrent.

Les instruments dérivés de taux sont les suivants :

En millions d'euros

Dérivés de taux	Notionnels			Valeurs de marché		
	31.12.2006	31.12.2005	31.12.2004	31.12.2006	31.12.2005	31.12.2004
Couvertures de flux de trésorerie						
Swaps de taux emprunteurs taux fixe						
EUR Euribor / taux fixe	20,2	21,0	21,7	-1,0	-2,3	-2,0
USD Libor / taux fixe	190,0	212,0	183,6	1,3	2,3	-0,4
CAD Libcad / taux fixe	-	-	5,3	-	-	-0,2
Caps – Achats						
EUR Euribor	-	-	300,0		-	-
Couvertures de juste valeur						
Swaps de taux emprunteurs taux variable						
EUR Euribor / taux fixe	128,8	309,6	325,5	3,6	13,3	22,0
Dérivés non qualifiés						
Swaps de taux Variable / Variable						
EUR Euribor / Euribor	7,1	210,2	286,2	-	0,1	0,6
Total	346,1	752,8	1 122,3	3,9	13,4	20,1

La juste valeur des instruments dérivés de taux est leur valeur de marché. La valeur de marché des instruments financiers de taux est calculée par actualisation des flux futurs au taux d'intérêt en vigueur à la clôture.
Les échéances des instruments dérivés de taux ventilés par nature de couverture se déclinent comme suit :

(En millions d'euros)

	Nominal réparti par échéance											
	31.12.2006				31.12.2005				31.12.2004			
	< 1an	de 1 à 5 ans	> 5ans	Total	< 1an	de 1 à 5 ans	> 5ans	Total	< 1an	de 1 à 5 ans	> 5ans	Total
Couverture de flux de trésorerie												
Swaps de taux emprunteurs taux fixe	190,8	6,1	13,3	210,2	0,7	218,0	14,3	233,0	189,6	5,7	15,3	210,6
Caps - Achats					-	-	-		300,0	-	-	300,0
Couverture de flux de juste valeur												
Swaps de taux emprunteurs taux variable	7,0	121,8	-	128,8	174,0	135,5	-	309,5	16,0	309,5	-	325,5
Dérivés non qualifiés												
Swaps de taux variable / variable	7,1	-	-	7,1	196,4	13,8	-	210,2	76,0	210,2	-	286,2
Total	204,9	127,9	13,3	346,1	371,2	367,3	14,3	752,8	581,6	525,4	15,3	1 122,3

Sensibilité à l'évolution des taux d'intérêts.

Une hausse des taux d'intérêts de 100 points de base aurait un impact direct sur la charge financière du groupe de 30,7 millions d'euros au 31 décembre 2006 contre 19,4 millions d'euros au 31 décembre 2005, après prise en compte de la trésorerie, des équivalents de trésorerie et des instruments dérivés, et en considérant que le montant total de la dette nette reste stable et que les dettes à taux fixe arrivées à échéance sont remplacées par du taux variable.
L'incidence d'une hausse de 100 points de base des taux d'intérêts sur la juste valeur des actifs et des passifs financiers à taux fixe du groupe, après prise en compte des instruments dérivés, peut être estimée à 3,2 millions d'euros au 31 décembre 2006 contre 5,7 millions d'euros au 31 décembre 2005.

Risque de contrepartie.

Le groupe privilégie les relations financières avec les banques de taille internationale bénéficiant des meilleures notations auprès d'agences spécialisées. Dès lors, le groupe considère être faiblement exposé au risque de contrepartie.
Par ailleurs, les instruments financiers utilisés dans le cadre de la gestion des risques de change et de taux sont négociés avec des contreparties bancaires internationales de premier plan.

Risque sur actions.

Il n'existe pas de trésorerie investie en actions.

La trésorerie disponible est placée, auprès d'organismes financiers de réputation incontestable, sous forme d'instruments qui sont non spéculatifs et susceptibles d'être mobilisés dans des délais très courts.
Au 31 décembre 2006, le groupe détient 143 041 202 actions Sanofi-Aventis pour une valeur de 10 005,7 millions d'euros (note 14). Pour ces actions, la variation du cours de Bourse de l'action de plus ou moins 10% par rapport au cours de 69,95 euros du 31 décembre 2006 aurait un impact sur les capitaux propres consolidés du groupe de plus ou moins 1 000,6 millions d'euros avant impôt.

Note 24 - Autres passifs courants.

En millions d'euros

	31.12.2006	31.12.2005	31.12.2004
Dettes sociales et fiscales (hors impôts sur les bénéfices)	796,5	722,4	657,7
Clients créditeurs	512,9	473,9	359,1
Dettes sur immobilisations	120,7	120,4	128,6
Instruments dérivés	65,4	124,6	85,8
Autres passifs courants	118,4	81,9	79,7
Total	1 613,9	1 523,2	1 310,9

Note 25 - Engagements hors bilan.

25.1 - Engagements de location simple.

Ils s'élèvent à 1 823,2 millions d'euros au 31 décembre 2006, contre 1 362,8 millions d'euros au 31 décembre 2005 et 1 326,0 millions d'euros au 31 décembre 2004 dont :
-- 318,1 millions d'euros à moins d'un an au 31 décembre 2006, contre 248,6 millions d'euros au 31 décembre 2005 et 226,9 millions d'euros au 31 décembre 2004,
-- 922,2 millions d'euros de 1 à 5 ans au 31 décembre 2006, contre 584,9 millions d'euros au 31 décembre 2005 et 668,8 millions d'euros au 31 décembre 2004,
-- 582,9 millions d'euros à plus de 5 ans au 31 décembre 2006, contre 529,3 millions d'euros au 31 décembre 2005 et 430,3 millions d'euros au 31 décembre 2004.

25.2 - Autres engagements hors bilan.

Les lignes de crédit confirmées figurent en note 22.

Les autres engagements hors bilan se détaillent comme suit :

(En millions d'euros)

	31.12.2006	31.12.2005	31.12.2004
Garanties données (1)	52,2	45,3	38,1
Crédits documentaires	7,2	5,4	5,1
Garanties reçues	32,3	32,3	31,2
Commandes d'investissement	233,0	202,4	181,3

(1) il s'agit essentiellement de garanties données à des administrations ou sur des prêts consentis à des tiers partenaires du groupe.

25.3 - Passifs éventuels.

Dans le cadre normal de ses activités, le groupe est impliqué dans des actions judiciaires et est soumis à des contrôles fiscaux, douaniers et administratifs. Le groupe constitue une provision chaque fois qu'un risque est déterminé et qu'une estimation du coût est possible.
Il n'existe actuellement aucun fait exceptionnel ni affaire contentieuse risquant d'affecter significativement et avec une probabilité sérieuse, les résultats, la situation financière, le patrimoine ou l'activité de la société et du groupe L'Oréal.

25.4 - Risques environnementaux.

Le groupe veille à analyser l'évolution des règlements et des lois relatifs à la protection de l'environnement et n'anticipe pas pour le futur d'incidence significative sur l'activité, la situation financière, les résultats ou le patrimoine du groupe.

Note 26 - Variations du besoin en fonds de roulement lié à l'activité.

Elles s'élèvent à 65,6, -35,7 et -76,4 millions d'euros respectivement pour l'exercice 2006, 2005 et 2004 et se ventilent de la façon suivante :

(En millions d'euros)

	2006	2005	2004
Stocks	-119,1	-35,1	-56,0
Clients	-244,0	-174,8	-91,5
Fournisseurs	251,2	66,8	58,2
Autres créances et dettes	177,5	107,4	12,9
Total	65,6	-35,7	-76,4

Note 27 - Incidences des variations de périmètre.

Pour 2006, elles concernent essentiellement les acquisitions de The Body Shop, Beauty Alliance International et la société Sanoflore.
Pour 2005, elles concernent essentiellement les acquisitions de SkinCeuticals et de Delial.
Pour 2004, elles concernent notamment les acquisitions de Mininurse et Yue Sai en Chine ainsi que le rachat de minoritaires intervenus dans l'exercice.

Note 28 - Transactions entre parties liées.

28.1 - Co-entreprises.

Les transactions envers les entreprises consolidées en intégration proportionnelle sont détaillées comme suit :

(En millions d'euros)

	2006	2005	2004
Ventes de biens et de services	10,6	11,6	19,3
Coût des ventes	-	-0,7	-0,4
Charges et produits financiers	1,2	0,8	0,7

Les créances et dettes inscrites au bilan relatives aux parties liées sont les suivantes :

(En millions d'euros)

	31.12.2006	31.12.2005	31.12.2004
Créances d'exploitation	6,6	18,3	15,6
Dettes	-0,3	-0,3	-6,8
Créances financières	42,3	59,4	64,5

28.2 - Parties liées ayant une influence notable sur le groupe.

Il n'existe pas d'opération significative conclue avec un membre des organes de direction ou un actionnaire ayant une influence notable sur le groupe.

28.3 – Entreprises associées.

Durant l'exercice 2006, L'Oréal Usa Inc. a vendu pour 50,6 millions d'euros à Beauty Alliance International, société dans laquelle le groupe détient 30%.
Il n'existe pas de transaction significative avec une société mise en équivalence, au cours des exercices 2005 et 2004, hormis les dividendes reçus de Sanofi-Aventis en 2004.

Liste des sociétés consolidées au 31 décembre 2006.

A - Sociétés consolidées par intégration globale (1)

Sociétés	Siège	% intérêt	% contrôle (2)
Anglo Overseas Finance (India) Private Ltd	Inde	100,00	
Areca & Cie	France	100,00	
Avenamite Sa	Espagne	100,00	

Beautycos International Co Ltd	Chine	100,00	
Beautylux International Cosmetics (Shanghai) Co Ltd	Chine	100,00	
Beautytech International Cosmetics (Yi Chang) Co Ltd	Chine	100,00	
Belcos	Japon	100,00	
Belocap Productos Capilares Ltda	Brésil	100,00	
Biotherm	Monaco	100,00	
Biotherm Distribution & Cie	France	100,00	
Caribel Fragrances Inc.	Porto Rico	100,00	
Carson Midrand Manufacturing (Pty) Ltd	Afrique du Sud	100,00	
Centre Logistique D'Essigny	France	100,00	
Centrex	France	100,00	
Chimex	France	100,00	
Cobelsa Cosmeticos Sa	Espagne	100,00	
Colainaf	Maroc	100,00	
Compagnie Thermale Hôtelière et Financière	France	99,98	
Consortium Général De Publicité	France	100,00	
Cosbel Sa de Cv	Mexique	100,00	
Cosmelor	Japon	100,00	
Cosmelor KK	Japon	100,00	
Cosmephil Holdings Corporation	Philippines	100,00	
Cosmetica Activa Portugal Ltda	Portugal	100,00	
Cosmetil	Maroc	49,80	100,00
Cosmétique Active Belgilux	Belgique	100,00	
Cosmétique Active Deutschland GmbH	Allemagne	100,00	
Cosmétique Active España	Espagne	100,00	
Cosmétique Active France	France	100,00	
Cosmétique Active Hellas	Grèce	100,00	
Cosmétique Active International	France	100,00	
Cosmétique Active Ireland	Irlande	100,00	
Cosmétique Active Italia	Italie	100,00	
Cosmétique Active Nederland	Pays-Bas	100,00	
Cosmétique Active Österreich GmbH	Autriche	100,00	
Cosmétique Active Production	France	100,00	
Cosmétique Active Suisse	Suisse	100,00	
Crea Mundi	France	100,00	
Elebelle (Pty) Ltd	Afrique du Sud	100,00	
Episkin	France	100,00	
Erwiton SA	Uruguay	100,00	
Exclusive Signatures International	France	100,00	
Fapagau & Cie	France	100,00	
Faprogi	France	100,00	
Finval	France	100,00	
Frabel SA de CV	Mexique	100,00	
Garnier New Zealand Ltd	Nouvelle-Zélande	100,00	
Gemey Maybelline Garnier	France	100,00	
Gemey Paris – Maybelline New-York	France	100,00	
Goldys International	France	100,00	
Helena Rubinstein	France	100,00	

Helena Rubinstein Italia Spa	Italie	100,00
Holdial	France	100,00
Kosmepol Sp Z.O.O	Pologne	100,00
L & J Re	France	100,00
Laboratoire Bioexigence	France	100,00
Laboratoire Garnier & Cie	France	100,00
Laboratoire Sanoflore	France	98,31
Lai Mei Cosmetics International Trading Cy Ltd	Chine	100,00
Lancarome A/S	Danemark	100,00
Lancôme Parfums & Beauté & Cie	France	100,00
Lancos	Japon	100,00
La Roche-Posay Dermato-Cosmétique	France	99,98
La Roche-Posay Laboratoire Pharmaceutique	France	99,98
LaScad	France	100,00
Lehoux et Jacque	France	100,00
L'Oréal Adria	Croatie	100,00
L'Oréal Argentina S.A.I.C	Argentine	100,00
L'Oréal Australia	Australie	100,00
L'Oréal Balkan d.o.o.	Serbie	100,00
L'Oréal Baltic	Lettonie	100,00
L'Oréal Belgilux	Belgique	100,00
L'Oréal Bulgaria	Bulgarie	100,00
L'Oréal Canada Inc.	Canada	100,00
L'Oréal Ceska Republica S.R.O	République Tchèque	100,00
L'Oréal Chile SA	Chili	100,00
L'Oréal (China) Co Ltd	Chine	100,00
L'Oréal Colombia SA	Colombie	100,00
L'Oréal Danmark A/S	Danemark	100,00
L'Oréal Deutschland GmbH	Allemagne	100,00
L'Oréal Division Productos de Lujo SA	Espagne	100,00
L'Oréal Division Productos Gran Publico SA	Espagne	100,00
L'Oréal Division Productos Profesionales SA	Espagne	100,00
L'Oréal España SA	Espagne	100,00
L'Oréal Finland Oy	Finlande	100,00
L'Oréal Guatemala	Guatemala	100,00
L'Oréal Hellas Sa	Grèce	100,00
L'Oréal Hong-Kong Limited	Hong-Kong	100,00
L'Oréal H.U.P GmbH & Co Kg	Allemagne	100,00
L'Oréal H.U.P Beteiligungs GmbH	Allemagne	100,00
L'Oréal India Pvt Ltd	Inde	100,00
L'Oréal Indonesia	Indonésie	100,00
L'Oréal Investments BV	Pays-Bas	100,00
L'Oréal Israel Ltd	Israël	92,97
L'Oréal Italia Spa	Italie	100,00
L'Oréal Japan Ltd	Japon	100,00
L'Oréal Korea	Corée	100,00
L'Oréal Liban	Liban	99,88
L'Oréal Libramont	Belgique	100,00

L'Oréal Luxe Producten Nederland BV	Pays-Bas	100,00	
L'Oréal Luxury Products Norge	Norvège	100,00	
L'Oréal Luxury Products Sverige AB	Suède	100,00	
L'Oréal Luxusprodukte GmbH	Allemagne	100,00	
L'Oréal Magyarorszag Kozmetikai Kft	Hongrie	100,00	
L'Oréal Malaysia	Malaisie	94,34	
L'Oréal Maroc	Maroc	50,00	100,00
L'Oréal Mexico SA de CV	Mexique	100,00	
L'Oréal Mexico Servicios S.A. de C.V.	Mexique	100,00	
L'Oréal Middle East	Emirats Arabes Unis	100,00	
L'Oréal Nederland BV	Pays-Bas	100,00	
L'Oréal New Zealand	Nouvelle Zélande	100,00	
L'Oréal Norge A/S	Norvège	100,00	
L'Oréal Österreich Gmbh	Autriche	100,00	
L'Oréal Panama	Panama	100,00	
L'Oréal Peru SA	Pérou	100,00	
L'Oréal Philippines	Philippines	100,00	
L'Oréal Polska Sp Z.O.O	Pologne	100,00	
L'Oréal Portugal	Portugal	100,00	
L'Oréal Prodotti Di Lusso Italia Spa	Italie	100,00	
L'Oréal Produits De Luxe Belgilux	Belgique	100,00	
L'Oréal Produits De Luxe France	France	100,00	
L'Oréal Produits De Luxe Hellas AE	Grèce	100,00	
L'Oréal Produits De Luxe International	France	100,00	
L'Oréal Produits De Luxe Österreich	Autriche	100,00	
L'Oréal Produits De Luxe Portugal Lda	Portugal	100,00	
L'Oréal Produits De Luxe Suisse SA	Suisse	100,00	
L'Oréal Produktion Deutschland Beteiligung GmbH	Allemagne	100,00	
L'Oréal Produktion Deutschland GmbH & Co Kg	Allemagne	100,00	
L'Oréal Romania	Roumanie	100,00	
L'Oréal Saipo Industriale Spa	Italie	100,00	
L'Oréal Saipo Spa	Italie	100,00	
L'Oréal Services Centre De Coordination SA	Belgique	100,00	
L'Oréal Singapore Pte Ltd	Singapour	100,00	
L'Oréal Slovenija Kozmetika D.O.O	Slovénie	100,00	
L'Oréal Slovensko S.R.O	Slovaquie	100,00	
L'Oréal South Africa Holdings Ltd	Afrique du Sud	100,00	
L'Oréal Suisse SA	Suisse	100,00	
L'Oréal Sverige AB	Suède	100,00	
L'Oréal Taiwan Co. Ltd	Taiwan	100,00	
L'Oréal Thailand Ltd	Thaïlande	100,00	
L'Oréal Turkiye	Turquie	100,00	
L'Oréal Uk Ltd	Grande-Bretagne	100,00	
L'Oréal Ukraine	Ukraine	100,00	
L'Oréal Uruguay Sa	Uruguay	100,00	
L'Oréal Usa Inc.	Etats-Unis	100,00	
L'Oréal Venezuela CA	Venezuela	100,00	
Marigny Manufacturing Australia Pty Ltd	Australie	100,00	

Maybelline Kk	Japon	100,00	
Maybelline Suzhou Cosmetics Ltd	Chine	100,00	
Nihon L'Oréal Kk	Japon	100,00	
Parbel Of Florida Inc.	Etats-Unis	100,00	
Par-Bleue	France	100,00	
Parfums Cacharel et Cie	France	100,00	
Parfums Guy Laroche	France	100,00	
Parfums Paloma Picasso & Cie	France	100,00	
Parfums Ralph Lauren	France	100,00	
Parmobel Limited	Chypre	100,00	
Prestige & Collections International	France	100,00	
Procosa - Productos de Beleza SA	Brésil	100,00	
Productora Albesa SA	Espagne	100,00	
Productos Capilares L'Oréal SA	Espagne	100,00	
Redken France	France	100,00	
Regefi	France	100,00	
Scental	Hong-Kong	100,00	
Shu Uemura Cosmetics Inc.	Japon	93,57	
Sicôs et Cie	France	100,00	
SkinEthic	France	99,47	
Socex De Expansao Mercantil Em Cosmeticos	Brésil	99,00	
Société Civile Immobilière Socinay	France	100,00	
Société de Développement Artistique	France	100,00	
Société Hydrominérale de La Roche Posay	France	99,98	
Sofamo	Monaco	100,00	
Softsheen Carson Products West Africa Ltd	Ghana	100,00	
Soprocos	France	100,00	
Soproréal	France	100,00	
Sparlys	France	100,00	
Swan Beauties Pvt Ltd	Inde	100,00	
Thai Shu Uemura	Thaïlande	96,84	
The Body Shop (sous-groupe)	Grande-Bretagne	100,00	
Venprobel	Venezuela	100,00	
Viktor & Rolf Parfums	France	100,00	
Yasulor Indonesia	Indonésie	100,00	
Yue-Sai Kan Cosmetics Shenzen Ltd	Chine	100,00	
Zao L'Oréal	Russie	100,00	

(1) En application des dispositions prévues à l'article D248-12 sur les sociétés commerciales, il est précisé que certaines des informations présentées ci-dessus ont un caractère incomplet.

(2) Equivalant au pourcentage d'intérêt sauf exceptions indiquées.

B - Sociétés consolidées par intégration proportionnelle.

Sociétés	Siège	% intérêt	% contrôle (3)
Beauté Créateurs	France	50,00 (1)	
Club des Créateurs de Beauté KK	Japon	50,00 (1)	
Cosimar Japon Kk	Japon	50,00 (1)	
Galderma Argentina SA	Argentine	50,00 (2)	

Galderma Australia Pty Ltd	Australie	50,00 (2)
Galderma Belgilux N.V	Belgique	50,00 (2)
Galderma Brasil Limitada	Brésil	50,00 (2)
Galderma Canada Inc.	Canada	50,00 (2)
Galderma Colombia Sa	Colombie	50,00 (2)
Galderma Hellas	Grèce	50,00 (2)
Galderma Hong-Kong	Hong-Kong	50,00 (2)
Galderma India Private Ltd	Inde	50,00 (2)
Galderma International	France	50,00 (2)
Galderma Italia S.P.A	Italie	50,00 (2)
Galderma Korea Ltd	Corée	50,00 (2)
Galderma Kk	Japon	50,00 (2)
Galderma Laboratories Inc	Etats-Unis	50,00 (2)
Galderma Laboratorium GmbH	Allemagne	50,00 (2)
Galderma Laboratories South Africa Pty Ltd	Afrique du Sud	50,00 (2)
Galderma Mexico SA de CV	Mexique	50,00 (2)
Galderma Nordic Ab	Suède	50,00 (2)
Galderma Peru Laboratorios	Pérou	50,00 (2)
Galderma Pharma Sa	Suisse	50,00 (2)
Galderma Philippines Inc.	Philippines	50,00 (2)
Galderma Polska	Pologne	50,00 (2)
Galderma Production Canada Inc.	Canada	50,00 (2)
Galderma Research & Development	France	50,00 (2)
Galderma Research And Development Inc.	Etats-Unis	50,00 (2)
Galderma SA	Suisse	50,00 (2)
Galderma Singapore	Singapour	50,00 (2)
Galderma Uk Ltd	Grande-Bretagne	50,00 (2)
Galderma Uruguay	Uruguay	50,00 (2)
Innéov Belgique	Belgique	50,00 (2)
Innéov Brasil Nutricosmeticos Ltda	Brésil	50,00 (2)
Innéov CZ s.r.o.	République Tchèque	50,00 (2)
Innéov Deutschland GmbH	Allemagne	50,00 (2)
Innéov España S.A.	Espagne	50,00 (2)
Innéov France	France	50,00 (2)
Innéov Hellas AE	Grèce	50,00 (2)
Innéov Italia Spa	Italie	50,00 (2)
Innéov Nutrikozmetik	Turquie	50,00 (2)
Innéov Österreich GmbH	Autriche	50,00 (2)
Innéov Polska Sp. z.o.o.	Pologne	50,00 (2)
Innéov SK s.r.o.	Slovaquie	50,00 (2)
Innéov Suisse	Suisse	50,00 (2)
Laboratoires Galderma	France	50,00 (2)
Laboratoires Innéov	France	50,00 (2)
Laboratoires Innéov Unipessoal Portugal Ltda	Portugal	50,00 (2)
Laboratorios Galderma S.A.	Espagne	50,00 (2)
Laboratorios Galderma Chile Limitada	Chili	50,00 (2)
Laboratorios Galderma Venezuela SA	Venezuela	50,00 (2)
Le Club des Créateurs De Beauté	Belgique	50,00 (1)

Le Club des Créateurs De Beauté Taiwan	Taiwan	50,00 (1)	
Le Club des Créateurs Cosmetic Versand Verwaltungs GmbH	Allemagne	50,00 (1)	
Le Club des Créateurs Cosmetic Versand Gmbh and Co Kg	Allemagne	50,00 (1)	
O.O.O Innéov	Russie	50,00 (2)	
Yi Mei Ja Shanghai Trading	Chine	50,00 (1)	

(1) Sociétés communes avec Les Trois Suisses.

(2) Sociétés communes avec Nestlé.

(3) Equivalant au pourcentage d'intérêt sauf exception indiquée.

VII. – Rapport des commissaires aux comptes sur les comptes consolidés.

(Exercice clos le 31 décembre 2006).

En exécution de la mission qui nous a été confiée par votre Assemblée Générale, nous avons procédé au contrôle des comptes consolidés de la société L'Oréal relatifs à l'exercice clos le 31 décembre 2006, tels qu'ils sont joints au présent rapport.

Les comptes consolidés ont été arrêtés par le Conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Opinion sur les comptes consolidés. - Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en oeuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés de l'exercice sont, au regard du référentiel IFRS tel qu'adopté dans l'Union Européenne, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les personnes et entités comprises dans la consolidation.

Justification des appréciations. – En application des dispositions de l'article L.823-9 du Code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance les éléments suivants :

- La société la société procède à un test de dépréciation des écarts d'acquisition et des actifs incorporels à durée de vie indéfinie lorsqu'il existe un indice de perte de valeur et au moins une fois par an, selon les modalités décrites dans la note 1.15 aux états financiers. Nous avons examiné les modalités de mises en oeuvre de ce test de dépréciation ;
- les engagements de retraites, aménagements de fin de carrière et autres avantages consentis aux salariés ont été évalués et comptabilisés conformément aux principes décrits dans les notes 1.23 et 20 aux états financiers. Nous avons examiné et apprécié la méthodologie d'évaluation de ces engagements ainsi que les données utilisées et les hypothèses retenues. Nous avons procédé à l'appréciation du caractère raisonnable de ces estimations.

Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes consolidés pris dans leur ensemble, et ont donc contribué à la formation de notre opinion exprimée dans la première partie de ce rapport.

- Vérification spécifique. - Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport sur la gestion du groupe. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Fait à Neuilly-sur-Seine, le 15 février 2007
Les Commissaires aux comptes

PricewaterhouseCoopers Audit : ETIENNE BORIS ;

Deloitte & Associés : ETIENNE JACQUEMIN.

0703049

END